Exhibit 1

Westpac 2009

Interim Results

This interim profit announcement
has been prepared for distribution
in the United States of America

TABLE OF CONTENTS	US Interim Profit Announcement 2009

1.	INTRODUCTION		1

2.	RESULTS AT A GLANCE		5
	2.1.	Reported Results	5
	2.2.	Summary Balance Sheet	7
	2.3.	Risk Factors	9

3.	REVIEW OF GROUP OPERATIONS		15
	3.1.	Reported Results Summary	15
	3.2.	Review of Reported Result	20
	3.3.	Credit Quality	37
	3.4.	Balance Sheet and Funding	41
	3.5.	Capital and Dividends	46
	3.6.	Other Regulatory Developments	50
	3.7.	Corporate Responsibility and Sustainability	54
	3.8.	Merger Overview	56

4.	BUSINESS UNIT PERFORMANCE		60
	4.1.	Business Unit Results	60
	4.2.	Westpac Retail & Business Banking	61
	4.3.	St.George Retail and Business Bank	64
	4.4.	Westpac Institutional Bank	66
	4.5.	BT Financial Group (Australia)	70
	4.6.	New Zealand	72
	4.7.	Pacific Banking	75
	4.8.	Group Business Unit	77

5.	FIRST HALF 2009 REPORTED FINANCIAL INFORMATION		79
	5.1.	Consolidated Income Statement (unaudited)	81
	5.2.	Consolidated Balance Sheet (unaudited)	82
	5.3.	Consolidated Cash Flow Statement (unaudited)	83
	5.4.	Consolidated Statement of Recognised Income and Expense (unaudited)	84
	5.5.	Notes to the First Half 2009 Reported Financial Information (unaudited)	85
	5.6.	Statement in relation to the review of the financial statements	115

6.	GROUP SEGMENT INFORMATION		116
	6.1.	Half Year Segment Result	116
	6.2.	New Zealand Business Unit Performance (A$ equivalent to Section 4.6)	119

7.	OTHER INFORMATION		120
	7.1.	Credit Ratings and Exchange Rates	120
	7.2.	Financial calendar	121

8.	GLOSSARY		122

In this announcement references to ‘Westpac’, ‘WBC’, ‘the Westpac Group’, ‘the Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation and its controlled entities.

INTRODUCTION	US Interim Profit Announcement 2009

1.            INTRODUCTION

This interim profit announcement has been prepared for distribution in the United States.

Our interim period refers to the six months ended 31 March 2009 (‘First Half 2009’). Throughout this profit announcement we also refer to the six months ended 31 March 2008 (‘First Half 2008’) and the six months ended 30 September 2008 (‘Second Half 2008’).

The selected financial information for the First Half 2009, First Half 2008 and Second Half 2008 contained in this profit announcement is based on the financial statements contained in the unaudited consolidated interim financial report for Westpac Banking Corporation and its controlled entities (‘Group’) for the six months ended 31 March 2009. The interim financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (A-IFRS). This interim financial report also complies with International Financial Reporting Standards as issued by the IASB.

The interim financial report reflects the merger with St.George Bank Limited (‘St.George’) which for accounting purposes is deemed to have been completed on 17 November 2008. Therefore the statutory reported results of the Group incorporate the results of St.George from, and including, 18 November 2008 to 31 March 2009. In accordance with A-IFRS, our financial statements for the First Half 2008 and the Second Half 2008 exclude St.George.

The St.George segments have been revised following the merger to align with the Westpac current operating model (which became effective in July 2008). The revised St.George segments are now included in the following business units: St.George Retail and Business Bank, Westpac Institutional Bank, BT Financial Group and Group Business Unit.

The financial performance of the merged Group includes the impact of recognising the St.George tangible and intangible assets and liabilities at fair value as at 17 November 2008(1). For the purpose of analysis throughout this profit announcement we refer to the financial performance of Westpac excluding the impact of St.George, by which we mean the financial performance of the Westpac Group for the First Half 2009 less (i) the contribution from St.George from 18 November 2008 to 31 March 2009, and (ii) accounting and entries related to the merger. Intra-group transactions are included as these are carried out at arms length. Due to the timing of the merger with St.George and the complexity of the merger accounting, the fair values currently established in relation to the identifiable assets and liabilities acquired and goodwill recognised are provisional as at 31 March 2009 and, as permitted by the applicable accounting standard, remain subject to further review during the 12 month period following the merger.

All dollar values in this announcement are in Australian dollars unless otherwise noted. References to ‘US$’ or US dollars are to United States dollars, references to ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars and references to ‘NZ$’ or ‘NZD’ are to New Zealand dollars. For the convenience of the reader, this profit announcement contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translation of Australian dollars into US dollars has been made at the rate of A$1 = US$0.6925, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 31 March 2009. Refer to Section 7.1, ‘Credit Ratings and Exchange Rates’ for information regarding the rates

(1)  Under AASB 3: Business Combinations, Westpac is required to recognise St.George tangible and intangible assets and liabilities at fair value as of 17 November 2008 in order to prepare a merged balance sheet and produce merged group accounts.

INTRODUCTION	US Interim Profit Announcement 2009

of exchange between the Australian dollar and the US dollar for the First Half 2008, the Second Half 2008 and the First Half 2009.

In addition to discussing the A-IFRS financial information in this announcement, we also discuss the following non-A-IFRS financial information:

Average Ordinary Equity

Average ordinary equity is calculated as the monthly average of ordinary shareholders’ equity less average minority interests and average hybrid equity. Management believes this measure of average ordinary equity is useful in the calculation of return on equity as it removes the impact of equity attributable to outside equity interests.

Other companies may use different methodologies to calculate average ordinary equity or similar non-GAAP financial measures.

INTRODUCTION	US Interim Profit Announcement 2009

Disclosure Regarding Forward-Looking Statements

This profit announcement contains statements that constitute ‘forward-looking statements’, within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this profit announcement and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These forward looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with management’s expectations or that the effect of future developments on us will be those anticipated by management. Actual results may vary materially from those we expect, depending on the outcome of various factors. These factors include but are not limited to:

•      Impacts of the global financial crisis, including adverse conditions in global debt, equity and asset markets;

•      The impact of the changes to our organisational structure and division of front-line personnel and senior management;

•      Our ability to successfully integrate St.George Bank Limited’s business into Westpac’s operations, including our ability to realise anticipated synergies and the costs of achieving those synergies;

•      Changes to our credit ratings;

•      Inflation, interest rate, exchange rate, market and monetary fluctuations;

•      Market liquidity and investor confidence;

•      The effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy;

•      Changes in consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which we conduct our operations;

•      The effects of competition in the geographic and business areas in which we conduct our operations;

•      The ability to maintain or to increase market share and control expenses;

•      The timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;

•      Technological changes;

•      Demographic changes and changes in political, social or economic conditions in any of the major markets in which we operate;

•      Stability of Australian and international financial systems and disruptions to financial markets and any losses we may experience as a result;

•      Our ability to complete, integrate or process acquisitions and dispositions; and

•      Various other factors beyond our control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us in this profit announcement, refer to Section 2.3 ‘Risk Factors’. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

We are under no obligation, and do not intend, to update any forward-looking statements contained in this profit announcement, whether as a result of new information, future events or otherwise, after the date of this profit announcement.

INTRODUCTION	US Interim Profit Announcement 2009

Web Sites

Information contained in or otherwise accessible through web sites mentioned in this profit announcement does not form part of the announcement unless we specifically state that the information is incorporated by reference thereby forming part of the announcement. All references in this announcement to web sites are inactive textual references and are for information only.

RESULTS AT A GLANCE	US Interim Profit Announcement 2009

2.            RESULTS AT A GLANCE

2.1.        Reported Results

Reported net profit attributable to equity holders of the Westpac Group is prepared in accordance with the requirement of A-IFRS and regulations applicable to authorised deposit taking institutions (ADI).

$m	Half Year March 09 US$	Half Year March 09 A$	Half Year Sept 08 A$	Half Year March 08 A$	% Mov’t Sept 08- Mar 09 A$	% Mov’t Mar 08- Mar 09 A$
Net interest income	3,849	5,558	3,752	3,470	48	60
Non-interest income	1,751	2,529	1,955	2,428	29	4
Net operating income before operating expenses and impairment charges	5,600	8,087	5,707	5,898	42	37
Operating expenses	(2,375)	(3,429)	(2,899)	(2,556)	(18)	(34)
Impairment charges	(1,078)	(1,557)	(498)	(433)	large	large
Operating profit before income tax	2,147	3,101	2,310	2,909	34	7
Income tax expense	(613)	(885)	(613)	(674)	(44)	(31)
Net profit	1,535	2,216	1,697	2,235	31	(1)
Net profit attributable to minority interests	(28)	(41)	(40)	(33)	(3)	(24)
Net profit attributable to equity holders of WBC	1,506	2,175	1,657	2,202	31	(1)
Effective tax rate	28.5%	28.5%	26.5%	23.2%	200bps	large

Net profit attributable to equity holders decreased 1% compared to the First Half 2008 primarily due to a significant increase in impairment charges, which was partially offset by the 37% increase in net operating income before operating expenses and impairment charges. A primary driver of the increase in net operating income was the inclusion of St.George results from 18 November 2008. Drivers of the business performance are covered in Section 3.

Significant one-off items included in the First Half 2008 result, being gains from the initial public offerings (IPO) of Visa Inc. and BT Investment Management Limited (BTIM) totalling $311 million, were not repeated in the First Half 2009.

RESULTS AT A GLANCE	US Interim Profit Announcement 2009

2.1.1.     Key Financial Data – Earnings

					% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
	March 09	March 09	Sept 08	March 08	Mar 09	Mar 09
$m	US$	A$	A$	A$	A$	A$
Shareholder value
Basic earnings per ordinary share (cents)(1)	58.3	84.3	88.0	118.0	(4)	(29)
Fully diluted earnings per ordinary share (cents)(2)	56.2	81.1	85.5	115.2	(5)	(30)
Weighted average ordinary shares (millions)	2,579	2,579	1,878	1,865	37	38
Fully franked dividends per ordinary share (cents)	39	56	72	70	(22)	(20)
Dividend payout ratio (%)(3)	74.9	74.9	81.8	59.3	large	large

Business performance
Interest spread (%)(4),(6)	2.17	2.17	1.80	1.72	37bps	45bps
Interest margin (%)(5),(6)	2.35	2.35	2.10	2.05	25bps	30bps
Average interest earning assets ($m)	329,696	476,095	360,701	342,613	32	39

Supplemental data
Net tangible assets per ordinary share ($)	5.49	7.92	7.71	7.50	3	6
Expense to income ratio (%)(7)	42.4	42.4	50.8	43.3	large	90bps
Total banking expense to income ratio (%)	40.6	40.6	50.3	42.1	large	150bps
Full time equivalent employees (FTE)	37,257	37,257	28,302	28,761	32	30

(1)    Based on the average number of fully paid ordinary shares outstanding for the relevant six month period. Earnings are calculated as net profit attributable to equity holders.

(2)    Based on the average number of shares and share equivalents for the relevant six month period. Earnings are calculated as net profit attributable to equity holders, adjusted for the impact of dilutive potential ordinary shares.

(3)    Dividend payout ratio – for First Half 2009 is calculated as actual aggregate dividend determined divided by reported earnings due to the significant number of shares issued as part of the merger and recent capital management activity. Prior period dividend payout ratios have not been revised and are calculated as dividends per share divided by the reported earnings per ordinary share.

(4)    Calculated as the amount by which interest income (including gross up) divided by average interest-earning assets exceeds interest expense divided by average interest-bearing liabilities.

(5)    Calculated by dividing net interest income (including gross up) by average interest-earning assets.

(6)    Net interest spread and margins are calculated on net interest income adjusted for tax equivalent gross up of $23 million in the First Half 2009, $34 million for the Second Half 2008 and $38 million in the First Half 2008. We have entered into various tax effective financing transactions that derive income subject to a reduced rate of income tax. To provide comparability, this income is presented on a tax equivalent basis for margin calculations. In the presentation of the average balance sheet, net interest spread and net interest margin are also presented on a tax equivalent basis. Refer section 5, Note 3 Average Balance Sheet and Interest Rates, for a reconciliation of net interest income used in the calculation of net interest spread and net interest margin.

(7)    Calculated as Group operating expenses excluding impairment charges divided by Group net operating income before operating expenses and impairment charges.

RESULTS AT A GLANCE	US Interim Profit Announcement 2009

2.2.        Summary Balance Sheet

As at $m	31 March 2009 US$	31 March 2009 A$	30 Sept 2008 A$	31 March 2008 A$	% Mov’t Sept 08- Mar 09 A$	% Mov’t Mar 08- Mar 09 A$
Assets
Cash	2,677	3,866	4,809	4,109	(20)	(6)
Due from other financial institutions	16,962	24,494	21,345	30,094	15	(19)
Trading assets, financial assets and available-for-sale securities(1)	24,566	35,474	43,694	27,462	(19)	29
Derivative financial instruments	35,232	50,877	34,810	22,859	46	123
Loans(2)	310,844	448,872	313,545	298,100	43	51
Life insurance assets	7,365	10,635	12,547	13,407	(15)	(21)
Other assets(3)	13,858	20,012	8,926	9,138	124	119
Total assets	411,504	594,230	439,676	405,169	35	47
Liabilities
Due to other financial institutions	8,201	11,842	15,861	13,776	(25)	(14)
Deposits	223,146	322,233	233,730	223,477	38	44
Trading liabilities and other financial liabilities	9,975	14,405	16,689	10,481	(14)	37
Derivative financial instruments	34,775	50,216	24,970	19,627	101	156
Debt issues	86,638	125,109	100,369	92,397	25	35
Life insurance liabilities	6,952	10,039	11,953	12,738	(16)	(21)
Loan capital	8,498	12,271	8,718	6,692	41	83
Other liabilities(4)	8,052	11,627	7,915	6,970	47	67
Total liabilities	386,236	557,742	420,205	386,158	33	44
Equity
Equity attributable to equity holders of WBC	23,930	34,556	17,547	17,091	97	102
Minority interests(5)	1,338	1,932	1,924	1,920	—	1
Total equity	25,268	36,488	19,471	19,011	87	92
Average balances
Total assets	397,623	574,185	409,035	393,901	40	46
Loans and other receivables	280,325	404,801	301,971	287,373	34	41
Total equity	21,549	31,118	19,123	18,111	63	72

(1)    Trading assets includes debt and equity instruments which are actively traded.  Financial assets include equity related instruments, warrants and non-trading bonds and notes. Available-for-sale-securities include public and other debt and equity securities.

(2)    Includes loans, advances, other receivables and acceptances of customers.

(3)    Includes intangible assets, fixed assets, deferred tax assets and regulatory deposits with central banks overseas.

(4)    Includes provisions and tax liabilities.

(5)    Includes TPS 2003 and TPS 2006 hybrid capital instruments.

RESULTS AT A GLANCE	US Interim Profit Announcement 2009

2.2.1.     Key Financial Data – Balance Sheet

$m	Half Year March 09 US$	Half Year March 09 A$	Half Year Sept 08 A$	Half Year March 08 A$	% Mov’t Sept 08- Mar 09 A$		% Mov’t Mar 08- Mar 09 A$
Profitability and capital adequacy
Return on average ordinary equity (%)(1)	14.9	14.9	19.3	27.2	large		large
Average ordinary equity ($m)(2)	20,224	29,205	17,202	16,196	70		80
Average total equity ($m)(3)	21,549	31,118	19,123	18,111	63		72
Total committed exposures ($m)	455,182	657,303	495,389	462,109	33		42
Total regulatory capital ratio (%)	11.4	11.4	10.8	10.1	60bps		130bps
Tier 1 capital ratio (%)	8.4	8.4	7.8	7.4	60bps		100bps
Risk weighted assets ($m)	193,920	280,029	195,505	186,963	43		50
Asset Quality
Net impaired assets to equity and collectively assessed provisions (%)	4.3	4.3	3.0	2.6	(130bps	)	(170bps	)
Total impaired assets to gross loans (%)	0.73	0.73	0.37	0.32	(36bps	)	(41bps	)
Total impaired assets to equity and total provisions (%)	8.1	8.1	5.4	4.6	(270bps	)	(350bps	)
Total impairment provisions to total impaired assets (%)	48.4	48.4	45.4	44.2	300bps		large
Total stressed exposures as a % of total committed exposures	2.1	2.1	1.3	1.0	(80bps	)	(110bps	)
Impairment charges to average loans annualised	76bps	76bps	33bps	30bps	(43bps	)	(46bps	)
Annualised write-offs to average loans	17bps	17bps	17bps	13bps	—		(4bps	)
Total provisions to gross loans	99bps	99bps	69bps	62bps	30bps		37bps
Collectively assessed provisions to performing non-housing loans(4)	152bps	152bps	113bps	104bps	39bps		48bps
Collectively assessed provisions to risk weighted assets	110bps	110bps	90bps	83bps	20bps		27bps
Collectively assessed provisions to credit risk weighted assets	125bps	125bps	105bps	94bps	20bps		31bps
Total provisions to risk weighted assets	160bps	160bps	111bps	100bps	49bps		60bps

(1)    Calculated as net profit attributable to equity holders divided by average ordinary equity.

(2)    Calculated as average total equity less average minority interests.

(3)    Average total equity is the average balance of shareholders’ equity, including minority interests.

(4)    Non-housing loans have been determined on a loan purpose basis.

RESULTS AT A GLANCE	US Interim Profit Announcement 2009

2.3.        Risk Factors

Our business activities are subject to risks that can adversely impact our business, future performance and financial condition. If any of the following risks actually occur, our business, results of operations or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and you could lose all or part of your investment. You should carefully consider the risks and the other information in this interim profit announcement and our 2008 annual report on Form 20-F (‘2008 Annual Report’) before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Adverse credit and capital market conditions may significantly affect our ability to meet liquidity needs, adversely affect our access to domestic and international capital markets and increase our cost of funding

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity for more than 18 months and we anticipate that the global financial markets are likely to remain volatile and uncertain in the short to medium term. We rely on credit and capital markets to fund our business. As of 31 March 2009, we obtained approximately 40%(1) of our total net funding from domestic and international wholesale markets. Since December 2008, we have utilised the guarantee of the Commonwealth of Australia under the Australian government guarantee scheme to obtain funding in the global capital markets. As a result of the current adverse global capital market conditions our funding costs have increased and accessing wholesale markets without the government guarantee, particularly in relation to longer-term securities, remains difficult. Continued instability in these market conditions may result in further increases in our funding costs and may limit our ability to replace, in a timely manner, maturing liabilities, which could adversely affect our ability to fund and grow our business.

In the event that our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and the sovereign credit ratings of Australia and New Zealand, and credit capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our results of operations, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain funding at acceptable prices.

If Westpac is unable to source appropriate funding, we may be forced to reduce our lending or begin to sell liquid securities. Such actions would adversely impact our business, results of operations, liquidity, capital resources and financial condition.

For a more detailed description of liquidity risk, refer to the section ‘Liquidity and funding’ in our 2008 Annual Report.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength. In light of the difficulties in the banking sector and financial markets, the rating agencies have indicated they are watching global developments closely and if conditions continue to deteriorate, they may adjust the ratings of some or all of the major Australian banks. Moody’s has all the major Australian banks, including Westpac, on a negative outlook. In addition, a credit rating downgrade

(1) Comprised of wholesale funding and excess liquid assets.

RESULTS AT A GLANCE	US Interim Profit Announcement 2009

could be driven by the occurrence of one or more of the other risks identified in this section or by other events.

If we fail to maintain our current corporate credit ratings, this would adversely affect our cost of funds and related margins, liquidity, competitive position and our access to capital markets. In addition, any downgrade in the sovereign credit ratings of Australia and New Zealand may adversely affect Westpac’s ability to raise funds that have the benefit of a government guarantee under the relevant government guarantee schemes, or the cost of those funds. In turn, this could adversely affect our earnings, liquidity, access to capital markets and financial condition.

Any systemic shock in relation to the Australian, New Zealand or global financial systems could have adverse consequences for Westpac that would be difficult to predict and respond to

In the current volatile economic environment, there is a risk of a major systemic shock occurring that could have an adverse impact on the Australian, New Zealand or global financial systems. Such an event could have a material adverse effect on financial institutions such as Westpac, including the undermining of confidence in the financial systems, reducing liquidity and impairing access to funding. The nature and consequences of any such event are difficult to predict and there can be no guarantee that we could respond effectively to any such event.

Declining asset markets could adversely affect our operations or profitability

A continuation of the recent declines in global asset markets, including equity, property and other asset markets could impact our operations and profitability.

Declining asset prices impact our wealth management business and other asset holdings. In relation to our wealth management business, our earnings are, in part, dependent on asset values, such as the value of securities held or managed, and a further decline in asset prices could further negatively impact the earnings of the division. Declining asset prices could also impact customers and the value of security we hold against loans which may impact our ability to recover amounts owing to us if customers were to default.

Our business is substantially dependent on the Australian and New Zealand economies and we can give no assurance as to the likely future state of such economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on customer confidence, the state of the economy, the state of the home lending market and prevailing market interest rates in the countries we operate in.

We currently conduct the majority of our business in Australia and New Zealand. Consequently, our performance is influenced by the level and cyclical nature of business and home lending in these countries. These factors are in turn impacted by both domestic and international economic and political events. The ongoing dislocation in credit and capital markets has impacted global economic activity including the economies of Australia and New Zealand, which are in recession. This disruption has led to a slowdown in credit growth and a reduction in consumer and business confidence. If the downturn in the Australian and New Zealand economies continues for an extended period or becomes more severe, our results of operations, liquidity, capital resources and financial condition would be adversely affected. The economic conditions of other regions in which we conduct operations can also affect our future performance and have shown signs of significant deterioration.

An increase in defaults under our loan portfolio could adversely affect our results of operations, liquidity, capital resources and financial condition

Credit risk is a significant risk and arises primarily from our lending activities. The risk arises from the likelihood that some customers will be unable to honour their obligations to us, including the repayment of

RESULTS AT A GLANCE	US Interim Profit Announcement 2009

loans and interest. Credit exposures also include our dealings with, and holdings of, debt securities issued by other banks and financial institutions whose conditions may be impacted to varying degrees by continuing turmoil in the global financial markets.

We hold collective and individually assessed provisions for impaired assets. As a result of the current market and economic conditions, we have increased our impairment provisions and if economic conditions deteriorate further, some customers could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to further increase our provisioning. Such actions would diminish available capital and would adversely affect our results of operations, liquidity, capital resources and financial condition.

For a discussion on our risk management procedures, including the management of credit risk, refer to the section ‘Risk management’ in our 2008 Annual Report.

There can be no assurance that actions of the Australian, New Zealand, United States and other foreign governments and other governmental and regulatory bodies to stabilise financial markets will achieve the intended effect

In response to the recent financial crises affecting the banking system and financial markets generally and deteriorating global financial conditions, on 12 October 2008, the Australian government announced that it will guarantee deposits and wholesale term funding of eligible Australian financial institutions and, in November 2008, it implemented the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding. See ‘Other Regulatory Developments — Government guarantee schemes in Australia and New Zealand’ for a description of the schemes. Stabilising actions have also been taken by governments and regulatory bodies in New Zealand, the United States, United Kingdom, Europe and other jurisdictions. We expect to continue to rely on the relevant government guarantee scheme to access the wholesale funding markets in the short to medium term.

The Australian Government has announced that the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding will be reviewed on an ongoing basis and revised if necessary. There can be no assurance as to whether any changes will have an adverse impact on our ability to obtain wholesale term funding in the future in reliance on the Commonwealth government guarantee. The ongoing impact of the stabilisation packages implemented by governments and regulators in New Zealand, the United States, United Kingdom, Europe and other jurisdictions are equally uncertain. There can be no assurance as to what impact such regulatory actions will have on financial markets, consumer and investor confidence, or the extreme levels of volatility currently being experienced. Further declines in consumer and investor confidence and continued uncertainty and volatility could materially adversely affect our business, financial condition and results of operations.

We face intense competition in all aspects of our business

We compete, both domestically and internationally, with asset managers, retail and commercial banks, investment banking firms, brokerage firms, and other investment service firms. In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. In recent years, competition has also increased as large insurance and banking industry participants have sought to establish themselves in markets that are perceived to offer higher growth potential and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships. If we are unable to compete effectively in our various businesses and markets, our business, results of operations and financial condition would be adversely affected.

RESULTS AT A GLANCE	US Interim Profit Announcement 2009

For more detail on how we address competitive pressures refer to the section ‘Competition’ in our 2008 Annual Report.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our overall financial position. In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, commodity prices, credit prices and equity prices. The recent levels of market volatility increased our estimated earnings at risk as measured by value at risk (VaR)(1). If we were to suffer substantial losses due to any market volatility, including the volatility brought about by the current global credit crisis, it would adversely affect our results of operations, liquidity, capital resources and financial condition.

For a discussion of our risk management procedures, including the management of market risk, refer to the section ‘Risk management’ in our 2008 Annual Report.

We could suffer losses due to operational risks or environmental factors

As a financial services organisation we are exposed to a variety of other risks including those resulting from process error, fraud, information technology instability and failure, system failure, security and physical protection, customer services, staff competence, external events (including fire, flood or pandemic) that cause material damage, impact on our operations or adversely affect demand for our products and services, and product development and maintenance. Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the section ‘Risk management’ in our 2008 Annual Report.

Our businesses are highly regulated and we could be adversely affected by changes in regulations and regulatory policy

Compliance risk arises from the regulatory standards that apply to us as an institution. All of our businesses are highly regulated in the jurisdictions in which we do business. We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including changes to accounting standards — for example, refer to section ‘Changes in accounting policies’) and industry codes of practice, as well as meeting our ethical standards. The nature and impact of future changes in such policies are not predictable and are beyond our control.

It is likely that the recent global financial crisis will lead to changes in regulation in most markets in which we operate, particularly for financial companies. These changes may include, for example, changes in capital adequacy requirements, accounting and reporting requirements, liquidity regulation, regulation relating to remuneration, or changes in the oversight approach of regulators in the markets in which we operate. In the current economic conditions, it is also possible that governments in jurisdictions in which we do business or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national and systemic stability.

We anticipate that the current uncertain economic environment may also result in increased litigation, which creates the potential for legal decisions that result in unanticipated changes in law and may result in regulators making material changes to existing regulatory policies to address or enforce such changes in law.

(1)	VaR is the potential loss in earnings from adverse market movements, calculated by Westpac using a 99% confidence level with a minimum of one year of historical rate data and a one-day time horizon.

RESULTS AT A GLANCE	US Interim Profit Announcement 2009

Changes in law, regulations or regulatory policy could adversely affect one or more of our businesses, including limiting our ability to do business, and could require us to incur substantial costs to comply or impact our capital requirements. The failure to comply with applicable regulations could result in fines and penalties or limitations on our ability to do business. These costs, expenses and limitations could have a material adverse affect on our business, financial performance or financial condition.

Reputational damage could harm our business and prospects

Various issues may give rise to reputational risk and cause harm to our business and our prospects. These issues include appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money laundering laws, trade sanctions legislation, privacy laws, information security policies, sales and trading practices and conduct by companies in which we hold strategic investments. Failure to address these issues appropriately could also give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, or harm our reputation among our customers and our investors in the marketplace.

We could suffer losses if we fail to syndicate or sell down underwritten equity securities

As a financial intermediary we underwrite listed and unlisted equity securities. Equity underwriting activities include the development of solutions for corporate and institutional customers who need equity capital and investor customers who have an appetite for equity-based investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants.

Other risks

Other risks that can adversely impact our performance and our financial condition include insurance risk, model risk, business risk and contagion risk. Refer to the section ‘Corporate governance’ in our 2008 Annual Report for more information on these risks.

Risks relating to the integration of St.George

We may fail to realise the business growth opportunities, cost savings and other benefits anticipated from, or may incur unanticipated costs associated with, the merger and our results of operations, financial condition and the price of our securities may suffer

As a result of the merger with St.George, we expect to increase our revenue and reduce operating expense growth of the combined business. In order to achieve these synergies we estimate we will incur approximately $700 million in integration costs. There is no assurance that we will be able to achieve the business growth opportunities, cost savings and other benefits we anticipate from the merger with St.George. This may be because the assumptions upon which we assessed the merger, including the anticipated benefits and the factors we used to determine the merger consideration, may prove to be incorrect.

Unanticipated delays in the integration of our operations may impact our assumptions regarding the benefits we expect to derive from the merger and may delay such benefits. In addition, we may incur greater costs than we have estimated in connection with the integration.

If we fail to achieve the business growth opportunities, cost savings and other benefits we anticipate from the merger, or we incur greater integration costs than we have estimated, our results of operations, financial condition and the price of our securities may be adversely affected.

RESULTS AT A GLANCE	US Interim Profit Announcement 2009

The integration of our operations and those of St.George presents significant challenges that could delay or diminish the anticipated benefits of the merger

There are risks associated with the integration of two organisations of the size of Westpac and St.George. Particular areas of risk include: difficulties or unexpected costs relating to the integration of technology platforms, financial and accounting systems, and risk and other management systems of two organisations; difficulties or unexpected costs in realising synergies from the consolidation of head office and back office functions; higher than expected levels of customer attrition or market share loss arising as a result of the merger; unexpected losses of key personnel during or following the integration of the two businesses; possible conflict in the culture of the two organisations and decrease in employee morale; and potential damage to the reputation of brands due to actions from competitors, media and lobby groups in relation to the merger.

In addition, senior management of Westpac may be required to devote significant time to the process of integrating Westpac and St.George, which may decrease the time they have to manage the combined business.

If any of these risks should occur, or if there are unexpected delays in the integration process, the anticipated benefits of the merger may be delayed, achieved only in part, or not at all or at greater cost, which could have an adverse effect on our results of operations or financial condition.

The merger has resulted in additional concentration risk in the lending books of the combined business

The lending books of each of Westpac and St.George have exposures to a range of clients, assets, industries and geographies which, now that they are combined, has resulted in additional concentration risk.

The fair values associated with the assets and liabilities of St.George are subject to review and any revision in these values could materially adversely affect Westpac’s reported assets and liabilities

Due to the timing of the merger with St.George and the complexity of the merger accounting, the fair values currently established in relation to the identifiable assets and liabilities acquired and goodwill recognised are provisional as at 31 March 2009 and, as permitted by the applicable accounting standard, remain subject to further review during the 12 month period following the merger. As the accounting for the merger is completed over this 12 month period, these items are therefore subject to revision, which revisions may be material, after the date of this interim profit announcement. As a result, it is possible that assets and liabilities as at 31 March 2009 that are disclosed in this report may be materially different if the fair values are subsequently revised.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.                                   REVIEW OF GROUP OPERATIONS

3.1.                         Reported Results Summary

$m	Half Year March 09 US$	Half Year March 09 A$	Half Year Sept 08 A$	Half Year March 08 A$	% Mov’t Sept 08- Mar 09 A$	% Mov’t Mar 08- Mar 09 A$
Net interest income	3,849	5,558	3,752	3,470	48	60
Non-interest income	1,751	2,529	1,955	2,428	29	4
Net operating income before operating expenses and impairment charges	5,600	8,087	5,707	5,898	42	37
Operating expenses	(2,375)	(3,429)	(2,899)	(2,556)	(18)	(34)
Impairment charges	(1,078)	(1,557)	(498)	(433)	large	large
Operating profit before income tax	2,147	3,101	2,310	2,909	34	7
Income tax expense	(613)	(885)	(613)	(674)	(44)	(31)
Net profit	1,535	2,216	1,697	2,235	31	(1)
Net profit attributable to minority interests	(28)	(41)	(40)	(33)	(3)	(24)
Net profit attributable to equity holders of WBC	1,506	2,175	1,657	2,202	31	(1)

Impact of Movements in the A$:NZ$ Exchange Rate(1)

	Half Year March 09 vs Half Year Sept 08			Half Year March 09 vs Half Year March 08
	Reported profit % growth	FX impact A$m	% growth ex-FX	Reported profit % growth	FX impact A$m	% growth ex-FX
Net interest income	48	(14)	48	60	27	61
Non-interest income(2)	29	18	30	4	19	5
Net operating income before operating expenses and impairment charges	42	4	42	37	46	38
Operating expenses	(18)	7	(18)	(34)	(14)	(35)
Impairment charges	(213)	4	(212)	(260)	(7)	(261)
Operating profit before income tax	34	15	35	7	25	7
Income tax expense	(44)	(5)	(45)	(31)	(7)	(32)
Net profit	31	10	31	(1)	18	(1)
Net profit attributable to minority interests	(3)	—	3	(24)	—	24
Net profit attributable to equity holders of WBC	31	10	32	(1)	18	—

Movements in the Australian dollar (A$): New Zealand dollar (NZ$) exchange rate impact both individual line items and net profit after tax. Movements in exchange rates decreased net profit attributable to equity holders by $18 million compared to the First Half 2008. The $18 million foreign exchange impact on the interim result was due to the hedge rate for translating NZ$ retail earnings in the First Half 2009 being 8% higher than the hedge rate for the First Half 2008. The hedge rate for the First Half 2009 was 6% higher compared to the hedge rate for the Second Half 2008 and decreased net profit attributable to equity holders by $10 million.

The impact of the NZ$ hedges is reflected in non-interest income and was based on the hedge rates of 1.2223 for the First Half 2009 compared to 1.1545 for the Second Half 2008 and 1.1350 for the First Half 2008.

Movements in average exchange rates impact individual line items as each line is translated at the actual average exchange rate. The average rate for the First Half 2009 was 1.2050 compared to 1.2314 for the Second Half 2008, and 1.1566 for the First Half 2008.

(1)

We have removed the impact of movements in the A$:NZ$ exchange rate to provide a better indication of the Group’s performance in local currency terms (A$). Retranslation is net of realised earnings hedge gains/losses.

(2)

Non-interest income includes the impact of realised earnings hedges, which decreased non-interest income for the First Half 2009 by $11 million compared to the First Half 2008 and decreased non-interest income for the First Half 2009 by $23 million compared to the Second Half 2008.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Overview

Operating conditions in the First Half 2009 were extraordinary. Global capital markets saw dramatically reduced availability of funding in October and were only reopened following the announcement of funding guarantees by a number of governments around the world, including the Australian and New Zealand governments. The pace of market deterioration accelerated with many financial systems around the world experiencing significant losses and structural imbalances, part public ownership of financial institutions, significant increases in Government intervention and monetary authorities significantly and rapidly lowering official interest rates. Equity and commodity markets were similarly affected with sharp falls in prices. The rapid deterioration in confidence accelerated already weakening economic conditions and Gross Domestic Product (GDP) growth in developed economies turned significantly negative resulting in what are widely considered the worst global economic conditions since World War II.

The Australian and New Zealand economies also further weakened, although Australia has been better placed relative to many developed economies. The reduction in global trade, and weaker business and consumer confidence has contributed to negative GDP growth and increased unemployment.

Despite increasingly difficult operating conditions, Westpac has remained focussed on delivering the central elements of its customer focussed strategy. The key achievements of the half were:

•                  Completing the merger with St.George and creating a merged Group with strong community focussed brands, around 10 million customers and a large distribution network, as well as creating large opportunities for productivity gain over the medium term;

•                  Significant progress in implementing the local market model under the Westpac brand in Australia, including hiring 60% of a planned 58 new regional general managers, increasing business relationship managers by nearly 200, adding an additional 85 front line staff, increasing cross-sell (especially in the strategically important Super-for-Life product) and introducing Net Promoter Scores(1) at the local level;

•                  Increased focus on productivity and cost containment, reducing the expense to income ratio of the Group;

•                  Additional investments in technology, together with the development of a longer-term technology investment programme; and

•                  Bolstering services and support to customers experiencing difficulties and to the community.

Financial Performance Summary

Against the backdrop of extraordinary operating conditions, the Westpac Group has performed soundly over the past six months. Importantly it has significantly strengthened its balance sheet with:

•                  Higher capital backing;

•                  Further strengthened impairment provisioning; and

•                  An improved funding composition.

The capital strength of the Group has been enhanced through both institutional and retail share issues. Together with our recent hybrid issue, these share issues have accommodated the redemption of outstanding St.George hybrids and enabled us to absorb both a significant increase in the defined benefit pension scheme capital deduction following negative investment returns and the capital impact of accounting adjustments relating to the St.George merger. At the same time capital ratios have been maintained above our target ranges. As a proportion of risk weighted assets, Tier 1 capital significantly improved over the period to 8.37%.

(1)	Net Promoter Score is defined as the percentage of customers who are promoters of a brand or company minus the percentage who are detractors. This is a measure of customer loyalty.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Impairment provisions increased due to additional charges to profit and through merger accounting adjustments. Increases in individual and collectively assessed provision balances, including sizable increases in the economic overlay, have significantly strengthened provision coverage when compared to both impaired assets and measures of risk weighted assets.

Funding conditions were severely impacted by global developments during the period and wholesale borrowings were supported by Government guarantees. Notwithstanding this challenge the Group strengthened its funding profile through strong growth in customer deposits, increasing the duration of wholesale issuance and through larger liquid asset holdings. Customer deposits and longer than 1 year maturity wholesale issues, in aggregate, made up more than 80% of total funding.

Financial performance in the period was sound, with strong revenue growth and appropriate expense discipline offsetting much of the significant increase in impairment charges.

Revenue growth was significantly impacted by market developments. Lower equity markets and higher uncertainty reduced inflows to our wealth businesses and lowered funds management and administration fee income. More than offsetting this were higher customer volumes in our Foreign Exchange and Debt Markets businesses and successful market risk management in those areas and Group Treasury.

Market conditions also impacted margins, with a continuing increase in wholesale funding and a significant reduction in spreads on deposits as competition intensified. Offsetting these pressures and contributing to an overall improvement in margins, loans to all customer segments continued to be progressively repriced reflecting the higher funding costs and higher risk premium associated with the deteriorating business environment. Overall, margins have returned to levels prior to the onset of the global financial crisis but remain significantly lower than previous years.

A major impact on financial performance was impairment charges, which increased significantly during the period. The increase reflected the impact of three large corporate exposures that increased individual provisions, additional provisions related to individuals exposed to asset market declines in our margin lending portfolios and a broad based deterioration in our business portfolios. Weaker economic conditions including lower consumer demand; a rapid contraction in resource related activity; and reduced returns from property development, led to higher business stress and delinquencies and commensurate credit provisioning.

First Half 2009 — First Half 2008

Net profit after tax (NPAT) decreased $27 million or 1% compared to the First Half 2008. The return on average ordinary equity for the First Half 2009 was 14.9%. Excluding the impact of St.George, NPAT amounted to $1,745 million which represents a decrease of $457 million or 21%, primarily due to a $968 million increase in impairment charges.

Net interest income increased by $2,088 million or 60% compared to the First Half 2008. Net interest income excluding the impact of St.George amounted to $4,433 million, which represents an increase of $963 million or 28% compared to the First Half 2008. This 28% increase was driven by good volume growth, with loans up 9% and customer deposits up 26% combined with improved margins. Group Treasury interest income also contributed strongly.

Non-interest income increased by $101 million or 4% compared to the First Half 2008. Non-interest income excluding the impact of St.George amounted to $2,250 million, a decrease of $178 million or 7% compared to the First Half 2008. The 7% decrease in non-interest income was primarily driven by the impact of one-off items, including the sale of shares in Visa Inc. of $295 million and the partial sale of BTIM of $141 million in the First Half 2008 and asset mark downs of $115 million relating to the Specialised Capital Group in the First Half 2009. This was partially offset by an increased contribution of $349 million from our WIB Markets business, leveraging increased customer flows and higher market volatility particularly in foreign exchange markets. In addition, growth in fees and commissions was supported by increased customer activity particularly within the Institutional business with growth in origination and line fees. Wealth management income increased as falls in equity markets were offset by lower tax on earnings applicable to holders of life policies.

Operating expenses increased by $873 million or 34% compared to the First Half 2008. Included within this result is $78 million of expense relating to amortisation of intangible assets arising as a result of the merger. Operating expenses excluding the impact of St.George amounted to $2,798 million, which represents an increase of $242 million or 9% compared to the First Half 2008. Of this $242 million growth, $202 million was driven by large, non-recurring items including the non-lending loss of $77 million associated with a long standing legal proceeding, and $125 million relating to merger and integration costs. Items that, although recurring, were unusually large for this period included a 52% increase ($54 million) in the credit card loyalty

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

costs, due to a sharp increase in redemptions following the Qantas reward programme redemption window that was open until 31 March 2009 and the $28 million increase in defined benefit pension plan costs associated with negative equity markets and lower discount rates. Partially offsetting these increases were lower levels of amortisation expenditure following the software review carried out in 2008 combined with a focus on discretionary expenditure.

Impairment charges were $1,557 million an increase of $1,124 million compared to the First Half 2008. Impairment charges excluding the impact of St.George amounted to $1,401 million, which represents an increase of $968 million or 224% compared to the First Half 2008. Stresses that started to become evident at the end of 2008 became broader based in the First Half 2009. Deterioration in our New Zealand portfolios increased throughout the First Half 2009 as economic conditions worsened across both the business and the housing sectors. In Australia, impaired corporate and business exposures grew significantly whilst consumer delinquencies were only modestly higher. Excluding the impact of St.George, individually assessed provisions (IAP) were $658 million higher, and new collectively assessed provisions increased $310 million including $112 million for the economic overlay.

The effective tax rate increased to 28.5% in the First Half 2009 from 23.2% in the First Half 2008 due to movements in the tax impact of policyholder losses of $150 million and the recognition of capital gains coupled with a release of $20 million in tax provisions in the First Half 2008.

First Half 2009 — Second Half 2008

NPAT increased $518 million or 31% compared to the Second Half 2008. Excluding the impact of St.George, NPAT amounted to $1,745 million which represents an increase of $88 million or 5% compared to the Second Half 2008.

Net interest income increased $1,806 million or 48% compared to the Second Half 2008. Net interest income excluding the impact of St.George amounted to $4,433 million, which represents an increase of $681 million or 18% compared to the Second Half 2008. Strong net interest income growth was recorded in all banking divisions as sound balance sheet growth was supported by improved margins. Higher margins were due to loan repricing reflecting higher ongoing funding costs and increased risk premium and a strong contribution from Group Treasury.

Non-interest income increased $574 million or 29% compared to the Second Half 2008. Non-interest income excluding the impact of St.George amounted to $2,250 million, which represents an increase of $295 million or 15% compared to the Second Half 2008. This 15% increase was attributable to growth in fees and commissions and WIB Markets income which was partially offset by lower wealth management and insurance income associated with continued equity market weakness and increased insurance claims from adverse weather events. Other income decreased largely due to lower research and development rebates and a mark down in assets within the Specialised Capital Group business.

Operating expenses increased $530 million or 18% compared to the Second Half 2008. Operating expenses for the First Half 2009 included $78 million of expense relating to amortisation of certain intangible assets arising as a result of the merger. Operating expenses excluding the impact of St.George amounted to $2,798 million, which represents a decrease of $101 million or 3% compared to the Second Half 2008. This 3% decrease was driven by lower amortisation expenses following the software review carried out in 2008 and lower restructuring charges, with restructuring provisions raised in the Second Half 2008 not repeated in the First Half 2009. These decreases were partially offset by the effects of higher credit card loyalty costs and higher defined benefit pension expense.

Impairment charges increased $1,059 million or 213% compared to the Second Half 2008. Impairment charges excluding the impact of St.George amounted to $1,401 million, which represents an increase of $903 million or 181% compared to the First Half 2008. As the financial market crisis became more severe, domestic economic activity slowed and the deteriorating operating environment resulted in a $112 million increase in the Group economic overlay provision. Excluding the impact of St.George, individually assessed provisions increased by $664 million and collective provisioning levels increased from 30 September 2008.

The effective tax rate increased 200 basis points from 26.5% in the Second Half 2009 to 28.5% in the First Half 2009.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Business unit net profit after tax summary

Net profit after tax for the First Half 2009 compared to the First Half 2008

Westpac Retail and Business Banking (Westpac RBB)

Up $147 million (17%) — Strong performance reflecting solid lending and deposit growth and improved margins.

St.George Retail and Business Bank (St.George RBB)(1)

NPAT $380 million — St.George RBB included for the first time in First Half 2009.

Westpac Institutional Bank (WIB)

Down $251 million (65%) - Very strong revenue performance offset by significant increase in impairments.

BT Financial Group (BTFG)

Down $6 million (3%) - Weaker asset markets, particularly equities, negatively impacting fee income.

New Zealand

Down NZ$37 million (15%) - Improved core earnings offset by higher impairment charges.

Pacific Banking

Up $24 million (53%) - Strong growth and solid foreign exchange performance boosts returns.

Group Business Unit (GBU)(2)

Down $284 million (54%) — Increased credit economic overlay and the impact of integration costs.

(1)

St.George RBB represents banking products and services provided under the St.George and BankSA brands to consumer and small to medium-sized enterprise customers within Australia. It also includes middle market and corporate customers managed by St.George. Comparatives for St.George RBB are nil because St.George RBB was formed following the merger.

(2)	The Group Business Unit segment includes results of Group Treasury, Structured Finance and the Corporate Centre.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.2.        Review of Reported Result

Section 3 Review of Group Operations focuses on our Group results and key drivers for movements, with reference to our core business units. For more detailed commentary at the business unit level, refer to Section 4 Business Unit Performance.

3.2.1.               Net Interest Income

First Half 2009 — First Half 2008 (up $2,088 million (60%))

Net interest income increased 60% compared to the First Half 2008, primarily due to the merger. In particular average interest earning assets increased 39% combined with a 30 basis point expansion in net interest margins and average loans and receivables grew by 41%. Net interest income excluding the impact of St.George, amounted to $4,433 million, which represents an increase of $963 million or 28% compared to the First Half 2008.

First Half 2009 — Second Half 2008 (up $1,806 million (48%))

Net interest income increased 48% compared to the Second Half 2008. Growth in average interest earning assets was 32% driven by the increase in loans and receivables and net interest margins were 25 basis points higher. Net interest income excluding the impact of St.George amounted to $4,433 million, which represents an increase of $681 million or 18%.

Loans(1)

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Australia	395,939	261,262	246,523	52	61
Housing	234,408	145,256	136,264	61	72
Personal (loans and cards)	15,094	9,867	9,742	53	55
Business	145,973	103,517	97,122	41	50
Margin lending	4,074	3,833	4,342	6	(6)
Other (including provisions)	(3,610)	(1,211)	(947)	(198)	large
New Zealand (NZ$)(2)	55,828	55,584	53,285	—	5
Consumer	31,898	31,200	30,463	2	5
Personal (loans and cards)	1,522	1,521	1,496	—	2
Business	22,720	22,985	21,352	(1)	6
Other (including provisions)	(312)	(122)	(26)	(156)	large
Other overseas	6,710	5,710	5,443	18	23
Group loans	448,872	313,545	298,100	43	51

First Half 2009 — First Half 2008

Total loans as at 31 March 2009 increased 51% compared to 31 March 2008. Total loans as at 31 March 2009 excluding the impact of St.George amounted to $325.4 billion which represents an increase of $27.3 billion or 9% compared to 31 March 2008. Excluding the impact of St.George, total loan growth was lower than recent years as slower economic activity has reduced the demand for credit. This has seen Australian financial system credit growth fall from 10% for the 12 months to 30 September 2008 to 5%(3) for the 12 months to 31 March 2009 and New Zealand system credit growth fall from 10% to 7%(4) over the same period.

In aggregate, excluding the impact of St.George, total credit growth for the Westpac Group in Australia(5) was 10% compared to total system credit growth of 5%(3) In New Zealand(5) loan growth was 4% compared to system credit growth of 7%(4).

(1)	Spot loan balances.
(2)	New Zealand comprises WIB New Zealand, Treasury and our New Zealand retail banking operations and wealth management business.
(3)	Source: Reserve Bank of Australia (RBA) financial system growth, 12 months to 31 March 2009
(4)	Source: Reserve Bank of New Zealand (RBNZ) system growth, 12 months to 31 March 2009
(5)

Westpac Group credit growth in Australia is based on total credit information provided to the RBA (12 months to 31 March 2009). New Zealand growth is a geographic view comprising New Zealand retail and New Zealand loans in WIB for the 12 months to 31 March 2009.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Excluding the impact of St.George, loan growth(1) from 31 March 2008 to 31 March 2009 had the following components:

•                  Australian housing lending, up 15%, or $19.9 billion. Housing growth was 2.2 times financial system(2) and 1.5 times banking system(3). Westpac RBB mortgages increased 15%, assisted by the acquisition of the RAMS franchise distribution business in January 2008;

•                  Australian personal lending increased 2%, or $0.2 billion, as credit card growth remained slow partly due to the cautious approach applied to unsecured credit growth in this environment;

•                  Australian business lending increased 9%, or $8.9 billion. Good growth was achieved in business lending over the year and institutional lending increased 10%;

•                  Australian margin lending decreased 36% or $1.6 billion following continued declines in equity markets and from assisting customers to reduce their exposures;

•                  New Zealand housing lending increased 5%, or NZ$1.4 billion. Weaker demand following lower property prices and slower economic activity reduced growth;

•                  New Zealand personal lending increased 2%, impacted by a slowing in consumer demand across the economy; and

•                  New Zealand business lending increased 6% or NZ$1.4 billion driven by continued growth in lending to agricultural customers.

First Half 2009 — Second Half 2008

Total loans as at 31 March 2009 increased 43% compared to 30 September 2008. Total loans as at 31 March 2009 excluding the impact of St.George amounted to $325.4 billion which represents an increase of $11.8 billion or 4% compared to 30 September 2008. Key drivers of the $11.8 billion increase included:

•                  Australian housing lending increased 7% or $10.9 billion, with growth continuing above system;

•                  Personal lending was flat;

•                  Australian business lending increased 2% or $2.5 billion;

•                  Australian margin lending balances fell 27% or $1.0 billion, with the continuing decline a result of lower equity markets; and

•                  Growth in New Zealand lending was broadly flat. Housing lending increased 2% or NZ$0.7 billion offset by weaker business lending as customers sought to de-gear their balance sheets, particularly in institutional lending.

(1)	Loan growth refers to growth excluding provisions.
(2)	Source: Reserve Bank of Australia (RBA) system growth, 12 months to 31 March 2009
(3)	Source: APRA system growth, 12 months to 31 March 2009.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Deposits(1)

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Australia	272,673	182,072	172,010	50	59
At call	130,986	87,676	83,488	49	57
Term	82,323	40,345	31,610	104	160
Certificates of deposit	50,124	47,073	50,287	6	—
Non-interest bearing	9,240	6,978	6,625	32	39
New Zealand (NZ$)(2)	36,796	36,207	35,734	2	3
At call	14,988	13,950	13,316	7	13
Term	15,397	15,926	15,790	(3)	(2)
Certificates of deposit	4,069	4,163	4,285	(2)	(5)
Non-interest bearing	2,342	2,168	2,343	8	—
Other overseas	19,095	21,321	20,528	(10)	(7)
Group deposits	322,233	233,730	223,477	38	44

First Half 2009 — First Half 2008

Total deposits as at 31 March 2009 increased 44%, or $98.8 billion, compared to 31 March 2008. Total deposits as at 31 March 2009 excluding the impact of St.George amounted to $255.9 billion which represents an increase of $32.4 billion or 15% compared to 31 March 2008. This $32.4 billion increase has been impacted by a structural shift in the deposit mix, with a material increase in customer deposits, up $38.3 billion or 26%, and a decline in Treasury deposits, mostly certificates of deposit, down $5.9 billion or 8%, compared to 31 March 2008.

The majority of the growth in customer deposits was in Australian consumer and business deposits, principally term deposits and on-line savings account balances. This much improved growth reflects the increased strategic focus placed on gathering deposits over the past year. In particular, we have rebalanced our incentives towards attracting deposits and have better aligned our pricing to meet customer expectations.

At the same time, deposit growth has benefited from a preference for bank deposits over investments in other asset classes, such as equities and cash management trusts. Early in the First Half 2009 this trend was also assisted by a flight to highly rated financial institutions.

The strong growth in customer deposits combined with slower loan growth has enabled the Group to reduce its reliance on certificates of deposits over the year and improve the Group’s funding mix.

Excluding the impact of St.George, in aggregate, for the 12 months to 31 March 2009 total Westpac retail deposit growth in Australia(3) was 32% compared to system growth of 17%(4). In New Zealand(3), growth was 8%, compared to system growth of 11%(5).

(1)	Spot deposit balances.
(2)	New Zealand comprises WIB New Zealand, Treasury and our New Zealand retail banking operations and wealth management business.
(3)

Total Westpac retail deposit growth in Australia is based on Westpac’s total Australian deposits less Australian certificates of deposit provided to the RBA for Westpac (12 months to 31 March 2009). New Zealand growth is a geographic view comprising New Zealand retail deposits and New Zealand deposits in WIB for the 12 months to 31 March 2009.

(4)	Source: RBA multiple of financial system, 12 months to 31 March 2009.
(5)	Source: RBNZ system multiple, 12 months to 31 March 2009.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Excluding the impact of St.George, major deposit movements from 31 March 2008 to 31 March 2009 included:

•                  Australian customer deposits increased $37.4 billion, or 32%. The majority of this growth has been in term deposits, up 86%, reflecting consumer preference for the high relative returns as interest rates reduced;

•                  Strong growth was also recorded in at call accounts across both consumer and business customers, up 15%. The majority of consumer growth was directed to on-line savings accounts given the convenience and higher interest rates available. Institutional deposits were also up strongly due to an increased focus on deposit gathering and customers preferring to hold excess liquidity in bank deposits rather than in other forms of cash;

•                  Australian certificates of deposit declined $6.4 billion or 13%. Certificates of deposit are, to a large extent, utilised for short term funding purposes. Given lower loan growth and strong customer deposit growth we chose to reduce certificate of deposit balances over the period; and

•                  New Zealand at call and term deposits increased NZ$1.3 billion (4%). Growth was behind system, with Westpac choosing not to match some of the more aggressive market pricing in term deposits that persisted for much of the period. As a result, term deposits decreased 2% over the year. Most of the New Zealand deposit growth was recorded in consumer on-line savings accounts. New Zealand business deposits were also weak as businesses have responded to the more challenging environment using excess cash to reduce gearing.

First Half 2009 — Second Half 2008

Total deposits as at 31 March 2009 increased 38%, or $88.5 billion compared to 30 September 2008. Total deposits as at 31 March 2009 excluding the impact of St.George amounted to $255.9 billion which represents an increase of $22.2 billion or 9% compared to 30 September 2008.

Excluding the impact of St.George, the increase from 30 September 2008 to 31 March 2009 was largely comprised of:

•                  Australian customer deposits increased $25.1 billion or 19%. Most growth was achieved from consumers investing in higher interest rate products (term deposits and on-line savings accounts). Business deposit growth was more modest as businesses looked to reduce their gearing as the economy slowed. Good growth was achieved across the retail networks and also with strong growth from institutional customers (up $11.0 billion or 34%) as corporate customers increasingly consolidated their deposits with one institution;

•                  Australian certificates of deposit decreased $3.2 billion or 7%, due primarily to a reduced need for Treasury wholesale deposits; and

•                  New Zealand at call and term deposits were up NZ$0.5 billion (2%). The modest growth in the half reflects a decision not to match some of the more aggressive pricing in the term deposit market.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Margins

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	5,558	3,752	3,470	48	60
Tax equivalent gross up	23	34	38	(32)	(39)
Adjusted net interest income	5,581	3,786	3,508	47	59
Average interest earning assets	476,095	360,701	342,613	32	39
Interest margin (%)	2.35	2.10	2.05	25bps	30bps

First Half 2009 — First Half 2008

Net interest margin for the First Half 2009 was 2.35%, 30 basis points higher than the margin for the First Half 2008. The net interest margin includes the consolidation of St.George from 17 November 2008. The First Half 2009 margin also includes a $168 million benefit to net interest income from the unwind of a merger accounting adjustment relating to St.George short-term wholesale funding and deposits. Excluding this unwind, the net interest margin for the First Half 2009 was 2.28%, an increase of 23 basis points over the First Half 2008.

The major drivers of the recent improvement include increased Group Treasury income and re-pricing of loans for both higher risk premiums and increased funding costs. Higher funding costs were driven by wholesale funding markets remaining expensive as well as an increase in the cost of raising retail deposits. A significant portion of retail deposit growth was originated in term deposits at rates above inter-bank rates. The majority of the margin improvement has taken place in the past six months.

The tax equivalent gross-up, relating to Structured Finance transactions, was $23 million for the First Half 2009, a decrease of 39% compared to the First Half 2008 reflecting the continued run-down in those assets.

The 23 basis point increase in the net interest margin was driven by:

•                  Increased asset spreads as a result of favourable timing benefits as loans re-priced throughout the period for current and future higher funding costs and higher risk margins. Margins also benefited from mix impacts from growth in higher margin business lending and a shift towards variable rate mortgages in New Zealand;

•                  Higher Treasury margins due to increased revenue in risk management activities with Treasury particularly well positioned for the rapid movement in interest rates;

•                  Increased margins on Institutional assets as loans have been progressively re-priced over the period and changes in WIB Markets income recorded as interest income; and

•                  Positive business mix impacts as growth in relatively higher margin consumer and business assets was faster than institutional assets.

These increases were partially offset by lower margins on deposits as competition in retail deposits increased reflecting increased sector focus on retail deposits. The increased competition was primarily in higher rate term deposits and on-line savings accounts, which further reduced margins.

First Half 2009 — Second Half 2008

Net interest margin for the First Half 2009 was 2.35%, 25 basis points higher than the equivalent margin for the Second Half 2008. Excluding the impact of the above-mentioned unwind, the net interest margin was 2.28%, an increase of 18 basis points over the Second Half 2008.

The increase was due to higher Treasury income and the re-pricing of loans for higher risk premiums and increased funding costs across key loan portfolios.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

The tax equivalent gross-up, relating to Structured Finance transactions, fell 32% to $23 million reflecting the run-down in those assets.

The 18 basis point increase in the net interest margin was driven by:

•                  Increased asset spreads due to the benefit of repricing loans throughout the period in Australia and New Zealand. There was minimal impact from changes in the mix of assets;

•                  Higher Group Treasury margins, due to the same factors impacting growth over the First Half 2008;

•                  Higher margins on Institutional assets, following the progressive loan re-pricing and changes in Markets income recorded as interest income; and

•                  These increases were partially offset by lower liability spreads due to the strong competition for retail deposits, particularly term deposits.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.2.2.               Non-Interest Income

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Fees and commissions	1,302	1,022	1,038	27	25
Wealth management and insurance income	630	567	475	11	33
Trading income	666	344	388	94	72
Other income	(69)	22	527	large	(113)
Total non-interest income	2,529	1,955	2,428	29	4

First Half 2009 — First Half 2008

Non-interest income increased $101 million, or 4%, compared to the First Half 2008. Non-interest income excluding the impact of St.George amounted to $2,250 million which represents a decrease of $178 million or 7% compared to the First Half 2008. The impact of the translation of the New Zealand dollar and associated hedges was not material.

Fees and commissions

Fees and commissions increased $264 million, or 25%, compared to the First Half 2008. Excluding the impact of St.George, fees and commissions increased $38 million or 4%. Banking and credit related fees excluding the impact of St.George increased $15 million or 5% to $297 million driven by increases in credit line fees in the Institutional Bank. Transaction fees and commissions excluding the impact of St.George decreased $10 million primarily due to lower credit card scheme fees, the continued migration of customers to transaction accounts with lower fees, lower foreign ATM fees and lower levels of over the counter banking services income. This was partially offset by increased card loyalty program income as a result of the spike in reward point redemptions driven by the Qantas Frequent Flyer withdrawal from the Altitude programme at the end of March 2009. Other non-risk fee income excluding the impact of St.George increased $33 million to $106 million driven by increased arrangement fees earned in the Institutional Bank.

Wealth management and insurance income

Wealth management and insurance income increased by $155 million, or 33%, compared to the First Half 2008. Excluding the impact of St.George, wealth management and insurance income increased by $58 million or 12%, due to lower tax on earnings applicable to holders of life policies(1), partially offset by lower income from Funds Under Management (FUM) and Funds Under Administration (FUA) balances following declining equity markets. FUM decreased by $9.4 billion and FUA decreased by $6.7 billion.

	As at	As at	As at	% Mov’t	% Mov’t
	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$bn	2009	2008	2008	Mar 09	Mar 09
FUM
BT Financial Group	27.2	32.3	35.3	(16)	(23)
Advance Fund Management(2)	2.0	—	—	—	—
Westpac Institutional Bank	7.9	9.3	9.3	(15)	(15)
New Zealand	1.7	1.7	1.6	—	6
Group FUM	38.8	43.3	46.2	(10)	(16)
FUA
BT Financial Group	35.7	41.6	42.4	(14)	(16)
Asgard(2)	26.3	—	—	—	—
Group FUA	62.0	41.6	42.4	49	46
Total FUM / FUA	100.8	84.9	88.6	19	14

(1)	The life insurance standard AASB 1038 requires the grossing up of tax expense and income for the tax on earnings applicable to holders of our life policies.
(2)	Previously a St.George business that became part of the Group for accounting purposes following the merger with St.George.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

•                  BTFG FUM and FUA continued to be impacted by adverse investment market performance resulting in lower wealth management revenue for the First Half 2009;

•                  Net flows(1) for BTFG FUM were positive $0.6 billion over the First Half 2009 although this was down 83% on the First Half 2008; and

•                  General insurance claims increased on the First Half 2008 with a number of adverse weather events increasing claims.

Trading income

Trading income increased $278 million, or 72%, compared to the First Half 2008. Excluding the impact of St.George, trading income increased $349 million or 90% compared to the First Half 2008. This 90% increase was mainly driven by increases in foreign exchange income as Treasury and the Foreign Exchange and Debt Markets businesses within the Institutional Bank were both well positioned to take advantage of market volatility and increased customer flows. The contribution in St.George was lower primarily due to intra-group currency and interest rate swaps.

Other income

Other income was negative $69 million, $596 million less than the First Half 2008. Excluding the impact of St.George, other income was a negative $96 million, or $623 million less than the First Half 2008. This $623 million decrease comprised:

•                  Specialised Capital Group (SCG) investment asset mark downs of $115 million in the First Half 2009. These assets were foundation investments in property transactions and ultimate sale into investment vehicles and now have a book value of $443 million;

•                  Mark to market losses on financial assets held at fair value of $53 million, including:

•                  $40 million related to credit portfolio management with economic hedges of these positions recorded in trading income. The net impact on operating income was a loss of $4 million across both line items; and

•                  Fair value loss of $11 million in investment stakes in Hastings Funds;

•                  There were no material asset sales in the First Half 2009 but the First Half 2008 included the profit on sale of shares in Visa Inc. of $295 million and the gain on disposal from the partial sale of BTIM of $141 million; and

•                  Research and development (R&D) rebates(2) in the First Half 2009 were $12 million lower than the First Half 2008.

First Half 2009 — Second Half 2008

Non-interest income increased $574 million, or 29%, compared to the Second Half 2008. Non-interest income excluding the impact of St.George increased $295 million or 15% compared to the Second Half 2008. The impact of the translation of the New Zealand dollar and associated hedges was not material.

Fees and commissions

Fees and commissions increased $280 million, or 27%, compared to the Second Half 2008. Excluding the impact of St.George, fees and commissions increased $54 million or 5%. Banking and credit related fees excluding the impact of St.George were up $26 million (10%) to $297 million driven by increases in credit line fees in the Institutional Bank. Transaction fees and commissions excluding the impact of St.George increased $36 million with growth primarily from increased card loyalty program income as a result of the spike in reward point redemptions driven by the Qantas Frequent Flyer withdrawal from the Altitude programme by the end of March 2009. This was partially offset by lower credit card scheme fees, the continued migration of customers to transaction accounts with lower fees, lower foreign ATM fees and lower levels of over the counter banking services income. Other non-risk fee income excluding the impact of St.George decreased $5 million driven by lower arrangement fees earned in the Institutional Bank.

(1)	Net flows represent the net of sales and redemptions. The impact of market movements is excluded.
(2)	R&D rebates recognised in non-interest income relating to qualifying development expenditure.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Wealth management and insurance income

Wealth management and insurance income increased $63 million, or 11%, compared to the Second Half 2008. Excluding the impact of St.George, wealth management and insurance income decreased by $34 million or 6%. Group FUM declined $6.5 billion, or 15% and FUA decreased $5.9 billion, or 14%. FUM and FUA balances were impacted by adverse investment markets but partially offset by positive net FUA flows into Wrap and Corporate Super.

Trading income

Trading income increased $322 million, or 94%, compared to the Second Half 2008. Excluding the impact of St.George, trading income increased $393 million, or 114%, compared to the Second Half 2008. This 114% increase was mainly driven by increased income from the WIB Markets businesses up $367 million, as continued foreign currency volatility and increased customer activity has resulted in increased sales volumes and risk income for both the Foreign Exchange and Debt Markets businesses. The contribution in St.George was lower primarily due to intra-group currency and interest rate swaps.

Other income

Other income decreased $91 million compared to the Second Half 2008. Excluding the impact of St.George, other income decreased by $118 million compared with the Second Half 2008. This $118 million decrease was driven by the SCG asset mark downs and losses on financial assets at fair value in the First Half 2009, partially offset by an increased benefit from the hedging of overseas activities.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.2.3.               Operating Expenses

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Salaries & other staff expenses	(1,809)	(1,512)	(1,403)	(20)	(29)
Equipment & occupancy expenses	(430)	(559)	(336)	23	(28)
Other expenses	(1,190)	(828)	(817)	(44)	(46)
Total operating expenses	(3,429)	(2,899)	(2,556)	(18)	(34)

First Half 2009 — First Half 2008

Operating expenses increased 34%, or $873 million, compared to the First Half 2008. Operating expenses excluding the impact of St.George amounted to $2,798 million, an increase of $242 million, or 9% compared to the First Half 2008. Of this $242 million growth, $202 million was driven by large items, specifically:

•                  $125 million expenditure on merger, integration and transaction costs as the Group merged with St.George and commenced the initial integration phase; and

•                  The Group has recognised a provision of $77 million with respect to long-standing legal proceedings.

The expense growth excluding the impact of St.George also included items that although recurring in nature were unusually large for this period, specifically:

•                  $54 million (52%) increase in credit card loyalty costs due to a sharp increase in redemptions following the Qantas reward programme redemption window that was open until 31 March 2009 (offset by an equivalent increase in reward revenue); and

•                  $28 million increase in defined benefit pension fund costs associated with negative equity market returns and lower discount rates. The additional costs for BT Investment Management (BTIM) share based payments ($7 million) and the full period impact of the RAMS franchise distribution business ($10 million) have also contributed to expense growth.

The increases were partially offset by reductions in amortisation expenditure following the software review carried out in 2008 combined with lower staff levels and a focus on discretionary expenditure.

Excluding the impact of St.George, the Group’s expense to income ratio improved by 140 basis points to 41.9%, reflecting strong revenue growth and an increased focus on productivity.

Salaries and Other Staff Expenses

Excluding the impact of St.George, salaries and other staff expenses increased 4%, or $58 million, compared to the First Half 2008 due to:

•                  General fixed salary increases of 4% and other market related increases;

•                  Increased cost of the Group’s defined benefit pension fund and increased BTIM share based payments; and

•                  The above increases were partially offset by a decrease in average FTE across the Group, predominantly in support and head office functions.

Equipment and Occupancy Expenses

Excluding the impact of St.George, equipment and occupancy expenses increased 2%, or $6 million, compared to the First Half 2008 due to:

•                  Increased occupancy expenses following the introduction of 3 new Westpac branches since 31 March 2008; and

•                  Partially offset by a reduction in the software depreciation charge resulting from the software review carried out during 2008.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Other Expenses

Excluding the impact of St.George, other expenses increased 22%, or $178 million, compared to the First Half 2008 due to:

•                  Increased costs associated with a spike in credit card reward redemptions contributing $54 million to expense growth, combined with a $10 million increase in advertising costs relating to the full period impact of the RAMS franchise distribution business. In the First Half 2008 advertising costs were also lower than usual;

•                  Expenditure during the First Half 2009 related to merger integration activities;

•                  Partially offset by a reduction in spending on purchased services, in part reflecting expenditure on compliance projects in 2008 (including Basel II and Anti-Money Laundering (AML)/Counter Terrorism Financing (CTF)) not repeated in 2009 and the timing of project expenditure; and

•                  A general focus on expense management has resulted in savings in training, travel and other expenses.

First Half 2009 — Second Half 2008

Operating expenses increased 18%, or $530 million, compared to the Second Half 2008. Operating expenses excluding the impact of St.George amounted to $2,798 million, a decrease of $101 million or 3% compared to the Second Half 2008. This 3% decrease was due to lower amortisation expenses during the First Half 2009 and the impact of higher than usual expenditure during the Second Half 2008 relating to the restructuring programme and software review carried out during that period, partially offset by higher credit card loyalty costs and higher defined benefit pension expense.

Excluding the impact of St.George, the Group’s expense to income ratio improved 890 basis points to 41.9%. The translation of New Zealand earnings increased the expense growth rate by 1 percentage point.

Salaries and Other Staff Expenses

Excluding the impact of St.George, salaries and other staff expenses decreased $51 million, or 3%, compared to the Second Half 2008 due to:

•                  Fixed salary increases and other market related increases combined with the increased cost of the Group’s defined benefit pension fund, BTIM share based payments and the impact of lower employee provisions in the Second Half 2008;

•                  The above increases were offset by lower restructuring charges, with restructuring provisions raised in the Second Half 2008 not repeated in the First Half 2009; and

•                  The effect of a decrease in average FTE across the Group, predominantly in support functions.

Equipment and Occupancy Expenses

Excluding the impact of St.George, equipment and occupancy expenses decreased $217 million or 39% compared to the Second Half 2008 due to the impact of higher than usual expenditure during the Second Half 2008 resulting from the software review carried out during that period and the resulting reduction in the depreciation, amortisation and impairment charge during the First Half 2009.

Other Expenses

Excluding the impact of St.George, other expenses increased $167 million or 20% compared to the Second Half 2008 due to:

•                  Increased credit card loyalty costs of $77 million;

•                  Increased expenditure during the First Half 2009 related to merger integration activities; and

•                  The above increases were partially offset by reduced advertising spend during the First Half 2009 coupled with the effect of a general focus on expense management, resulting in modest savings in training, travel and other expenses.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Capitalised Software

First Half 2009 — First Half 2008

The capitalised software balance for the Westpac Group increased $38 million, from $548 million at 31 March 2008 to $586 million at 31 March 2009.

Excluding the impact of St.George the capitalised software balance amounted to $492 million which represented a decrease of $56 million compared to 31 March 2008, notwithstanding the investments of $102 million over the period. This was driven by a detailed review of software performed during the Second Half 2008, resulting in a write-down of $157 million. Key investments over the period included:

•                  Ongoing compliance with statutory and regulatory requirements, including AML/CTF compliance, Basel II and a new operational risk and compliance system ($45 million);

•                  Upgrading and refreshing various banking platforms and infrastructure ($39 million);

•                  Projects relating to the strengthening of customer security such as authentication enhancements, channel security and internet fraud management ($12 million); and

•                  Payments transformation, a project aimed at increasing levels of straight through processing, enhancing efficiency and reducing the need for manual intervention ($13 million).

First Half 2009 — Second Half 2008

The capitalised software balance increased $122 million compared to 30 September 2008.

Excluding the impact of St.George, the capitalised software balance amounted to $492 million which represented an increase of $28 million compared to 30 September 2008.

The key drivers of the movements in the capitalised software balances compared to 30 September 2008 are consistent with those outlined above.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Full Time Equivalent Employees (FTE)

	As at	As at	As at	Mov’t	Mov’t
	31 March	30 Sept	31 March	Sept 08-	Mar 08-
Analysis of movement in FTE	2009	2008	2008	Mar 09	Mar 09
Permanent employees	34,846	26,717	26,955	8,129	7,891
Temporary employees	2,411	1,585	1,806	826	605
Total employees	37,257	28,302	28,761	8,955	8,496

First Half 2009 — First Half 2008

Total FTE increased by 8,496 compared to 31 March 2008. Excluding the impact of St.George, FTE increased by 41 compared to 31 March 2008, and the changes included:

•                 A reduction of 361 FTE in BTFG, driven by initiatives to better align the BT cost base to lower revenues and merger efficiencies;

•                 An additional 145 FTE in WIB, driven by increases in customer serving staff in the Markets and Equities businesses. Non customer facing staff increased due to investment in technology infrastructure and in Risk due to the deterioration in market conditions;

•                 An additional 373 FTE in Westpac RBB, associated with the investment in our distribution network including the increase in specialist relationship bankers and customer serving employees in our branch and contact centres, partially offset by reduction in non customer facing roles during the second half of 2008;

•                 An additional 39 FTE in Pacific Banking, predominantly due to appointments for new branches in Fiji and general increased demands on the business;

•                 FTE in our support functions (Product & Operations, Technology and Group Business Units) reduced by 163, driven by synergies associated with streamlining of management structures, lower resource requirements in Operations due to reduced business lending volumes and the completion of projects. This is partially offset by an increase in FTE managing higher mortgage volumes; and

•                 FTE in New Zealand, Treasury and Structured Finance businesses has remained consistent with the levels at 31 March 2008.

First Half 2009 — Second Half 2008

Total FTE increased by 8,955 compared to 30 September 2008. Excluding the impact of St.George, FTE increased by 500 compared to 30 September 2008, and the changes included:

•                 An additional 571 FTE in Westpac RBB, associated with the investment in our distribution network including the increase in specialist relationship bankers and customer serving employees in our branch network and contact centres;

•                 A reduction of 110 FTE in BTFG, driven by efficiencies gained as a result of the merger along with changes arising from lower transaction volumes;

•                 A reduction of 77 FTE in NZ;

•                 An increase of 17 FTE in WIB driven by employees focused on merger integration activities, partially offset by the savings gained as a result of the integration process;

•                 FTE in our support functions (Product & Operations, Technology and Group Business Units) has increased by 85 driven by employees focused on merger integration activities, partially offset by synergies associated with streamlining of management structures, lower resource requirements in Operations due to reduced business lending volumes and the completion of projects; and

•                 FTE in our Pacific Banking, Treasury and Structured Finance businesses has remained similar with the levels at 30 September 2008.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.2.4.               Impairment Charges

$m	Half Year March 09	Half Year Sept 08	Half Year March 08	% Mov’t Sept 08- Mar 09	% Mov’t Mar 08- Mar 09
New individually assessed provisions (IAP)	(1,027)	(221)	(226)	large	large
Write-backs	36	62	28	(42)	29
Recoveries	18	15	17	20	6
Total IAP, write-backs and recoveries	(973)	(144)	(181)	large	large
Write-offs	(261)	(203)	(175)	(29)	(49)
Other changes in collectively assessed provisions	(323)	(151)	(77)	(114)	large
Total new collectively assessed provisions	(584)	(354)	(252)	(65)	(132)
Total impairment charges	(1,557)	(498)	(433)	large	large

Impairment charges increased sharply in the First Half 2009, principally due to three factors. Firstly, the financial market crisis directly contributed to a small number of large corporate exposures becoming impaired at the beginning of the half, which contributed $372 million to impairment charges. The weakness in asset markets combined with the closure of certain funds has also contributed to impairments in a small number of concentrated margin lending portfolios. Impairment charges for margin loans totalled $156 million in the First Half 2009.

Secondly, slowing domestic economic activity has seen increased customer financial stress. In the First Half 2009, the impact of the weaker economy was particularly reflected in the commercial business segment (customers with facilities generally in the range of $10 million to $100 million).

As a result, we have seen a significant increase in impairment charges in the commercial sector from both individually assessed provisions and from collectively assessed provisions, as the prospects of a number of commercial companies have deteriorated. Stresses across commercial companies have been widely spread although we are seeing more difficulties in commercial property. Other sectors showing stress include pubs and clubs, mining services, retail and some financial services companies.

In New Zealand, the stresses across the economy have been more broadly spread reflecting an economy that has been in recession since early 2008. Impairment charges in this market have been reflected across both business and consumer sectors. Much of the business stress has been in property lending, while consumer delinquencies have increased, predominately from customers relying on business income or where gearing has been high.

Thirdly, the deteriorating operating environment led to an increase in the economic overlay of $112 million in the First Half 2009.

First Half 2009 — First Half 2008

Impairment charges of $1,557 million increased $1,124 million, or 260%, compared to the First Half 2008. The impairment charges represented 76 basis points of average gross loans (annualised). Excluding the impact of St.George, impairment charges increased $968 million, or 224%, compared to the First Half 2008.

Key movements were:

•                 New individually assessed provisions (IAP) were $801 million higher. Excluding the impact of St.George, IAP increased $658 million, principally due to:

•                  WIB ($587 million) predominantly from three large corporate exposures, increases in stress in the Premium Business Group and higher margin lending provisions;

•                  New Zealand ($48 million) across both the business and housing sectors; and

•                  Westpac RBB ($26 million) as slowing business and retail growth has started to affect the portfolio.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

•                  New collectively assessed provisions (CAP) were $332 million higher compared to the First Half 2008. Excluding the impact of St.George, CAP increased $310 million, principally due to:

•                  An increase in write-offs of $24 million, or 14%, compared to the First Half 2008 predominantly in the Australian cards portfolio. Some of the increase also reflects the lower prices now available for the sale of debt to third parties;

•                  Across the Australian business units, the increase in collectively assessed provisions is a result of increased stress in the commercial business sector which is reflected in WIB. Higher collective provisions in Westpac RBB predominantly relate to small and medium-sized business customers;

•                  Australian consumer losses remained low, although a rise in mortgage and personal unsecured delinquencies has contributed $12 million to the collective provisions for the First Half 2009;

•                  In New Zealand, new collectively assessed provisions were $58 million, up $46 million compared to the First Half 2008 as the depressed economy continues to impact our business and consumer customers; and

•                  A $112 million addition to the economic overlay in the First Half 2009, compared to a $31 million increase in the First Half 2008.

First Half 2009 — Second Half 2008

Impairment charges increased $1,059 million, or 213%, compared to the Second Half 2008. Excluding the impact of St.George, impairment charges increased $903 million, or 181%, compared to the Second Half 2008.

Key movements were:

•                 Individually assessed provisions (IAP) were $806 million higher. Excluding the impact of St.George, IAP increased $664 million compared to the Second Half 2008, principally due to:

•                  WIB ($639 million) predominantly due to impairment of three large corporate exposures, increases in stress in the Premium Business Group and higher margin lending provisions;

•                  Westpac RBB ($25 million) due to the slowing economy beginning to place stress on the smaller business segment.

•                 Write-backs were $26 million lower compared to the Second Half 2008 primarily due to the resolution of one long standing exposure in the Institutional Bank in the Second Half 2008.

•                 New collectively assessed provisions (CAP) were $230 million higher compared to the Second Half 2008. Excluding the impact of St.George, CAP increased $209 million, primarily due to an increase in other changes in CAP as a result of:

•                  An increase in write-offs of $4 million, or 2%, compared to the Second Half 2008 predominately in the Australian cards portfolio. Some of the increase also reflects the lower prices now available for the sale of debt to third parties;

•                  Increase in stressed exposures, predominantly in the Institutional Bank ($77 million) New Zealand ($36 million), and Westpac RBB ($9 million);

•                  An additional $112 million was added to the economic overlay provision in the First Half 2009 compared to a $38 million increase in the Second Half 2008.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.2.5.               Income tax expense

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Income tax expense	(885)	(613)	(674)	(44)	(31)
Effective tax rate (%)	28.5	26.5	23.2	200bps	530bps

First Half 2009 — First Half 2008

Income tax expense increased $211 million or 31% compared to the First Half 2008. The effective tax rate for the First Half 2009 was 530 basis points higher at 28.5% than for the First Half 2008. The increase was primarily due to the First Half 2008 benefiting from a $20 million reduction in the Group’s tax provision, the tax impact of policyholder losses ($150 million) and the recognition of capital gains.

First Half 2009 — Second Half 2008

Income tax expense increased $272 million or 44% compared to the Second Half 2008. The effective tax rate for the First Half 2009 was 200 basis points higher than for the Second Half 2008. The increase was primarily due to the increase in the Australian domiciled tax base resulting from the merger with St.George.

NZ IRD Review

The New Zealand Inland Revenue Department (NZIRD) has reviewed a number of structured finance transactions undertaken in New Zealand. Following the review, the NZIRD issued amended assessments for the 1999 to 2005 tax years in relation to nine transactions undertaken between 1998 and 2002. The overall primary tax in dispute is approximately NZ$586 million (A$485 million). With interest (net of tax) this increases to approximately NZ$903 million (A$748 million) (interest calculated to 31 March 2009). Proceedings disputing all amended assessments have commenced. Westpac is confident that the tax treatment applied in all cases is correct. A ruling was sought from the NZIRD on an early transaction in 1999. Following extensive review by the NZIRD, the ruling was issued in 2001. The principles underlying that ruling are applicable to, and have been followed in, all other transactions. There are no further transactions or tax years subject to the review. No further information is disclosed due to the sensitive nature of this litigation.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.2.6.               Minority interests

The minority interests primarily represent distributions of our hybrid equity instruments TPS 2003(1) and TPS 2006(1), as well as other minority interests, including the portion of BTIM that Westpac does not own.

The expense for minority interests of $41 million for the First Half 2009, increased by $8 million compared to the First Half 2008 and was flat compared to the Second Half 2008.

The increase in the minority interests expense in the First Half 2009 compared to the First Half 2008 is primarily due to an increase in the US dollar distributions paid on our TPS 2003 hybrid equity instruments driven by the strengthening of the US dollar (US$) against the A$.

(1) Minority interests includes distributions on TPS 2003 and TPS 2006.

•                  There were 750,000 TPS 2003 issued in the United States of America at US$1,000 each on 13 August 2003, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.819% up to but excluding 30 September 2013.  From, and including, 30 September 2013 the 2003 TPS will pay non-cumulative quarterly distributions (31 December, 31 March, 30 June and 30 September) in arrears at a floating rate of LIBOR plus 2.05% per year.

•                  Westpac TPS Trust issued 7,627,375 2006 TPS in Australia at $100 each on 21 June 2006.  The 2006 TPS are preferred units in the Westpac TPS Trust, with non-cumulative floating rate distributions which are expected to be fully franked.  Westpac TPS Trust also issued one ordinary unit with an issue price of $100 to Westpac.  Westpac, as holder of the ordinary unit, is entitled to any residual income or assets of the Westpac TPS Trust not distributed to holders of 2006 TPS.  The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied.  The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date) is calculated as the Australian bank bill rate plus 1% per annum (the initial margin) multiplied by one minus the Australian corporate tax rate (30% during the First Half 2009).  After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.3.                         Credit Quality

The First Half 2009 has been a period of significant and rapid change involving a further deterioration in the financial crisis and severe negative economic growth being recorded across a number of the world’s major economies. The effects of this cycle are being reflected in deteriorating credit quality, which is likely to have three distinct stages. The first stage is well advanced and relates to stress from companies whose business models were unable to cope with the challenges posed by the financial crisis and individuals exposed to asset market declines. We are now experiencing the second stage, which principally involves companies that have been impacted by slower economic growth. The final stage is expected to involve the consumer sector as unemployment rises.

While credit quality has deteriorated in Australia, the severity is likely to be less than in other developed economies, including the US and the UK. This is due to a number of factors, including a relatively stronger economy heading into the crisis; significant monetary and fiscal flexibility that was brought to bear early in the downturn; and a healthy major bank sector.

In the first stage of this cycle, a number of companies globally were adversely impacted by the financial crisis, with high gearing, poor funding structures or unsustainable business models. Westpac has had exposure to a small number of corporates that have fallen into this category, and although the number was small, those companies have been large and typically required high levels of individually assessed provisions. In particular, Westpac has impaired exposure totalling approximately $700 million to ABC Learning, Allco, and Babcock and Brown, which together required additional provisioning in the First Half 2009 of $372 million. In addition, asset market declines and the freezing of redemptions from various funds as a result of the crisis have lead to impairment in a limited number of non-diversified margin loan portfolios.

While the financial crisis continues to influence the operation of markets, since December 2008 we have not seen any new large corporates encounter stress as a direct result of the financial crisis. Asset quality has deteriorated through the First Half 2009 although this has been due to the weakening economy.

The second stage in the downturn in the credit cycle emerged in the latter part of 2008 and has continued into the First Half 2009. The effects have been evident in business lending with the commercial business segment particularly impacted; that is, companies with facilities of around $10 million to $100 million. These are companies that have typically been impacted by slower demand and weaker asset prices. To date, the impact has been dispersed across sectors, although the commercial property sector has been significantly impacted particularly in the latter months of the First Half 2009. Other sectors showing stress include pubs and clubs, mining services, retail and some segments of financial services. Businesses in these categories are predominantly in Westpac Institutional Bank and in St.George RBB.

Small and medium sized businesses have performed relatively well in the first half of the year although some increase in stress and impairments has been evident.

In New Zealand the economic deterioration has been more severe, and this has impacted both businesses and consumers. Much of the business stress has been in property lending while consumer delinquencies have increased predominantly from customers relying on business income or where gearing has been high.

The third stage of this cycle, consumer stress, will continue to play out and while we have seen a steady increase in mortgage and personal unsecured delinquencies, actual losses remain relatively modest. Westpac is expecting an increase in consumer losses in the period ahead as unemployment rises. The severity of this stage remains uncertain and will depend on, among other things, the effectiveness of fiscal and monetary policy and how severe and protracted the decline in international activity will be.

Westpac has progressively responded to these deteriorating trends through a number of initiatives, with a focus to support customers through these more challenging times. Initiatives include:

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

•                  Significantly increasing collection and loans management resources, both systems and people, to enhance the early identification of problems and minimise customer losses. Collections resources have increased by around 12% over the last 18 months. Collections activity has also benefited from the application of broader automated payment arrangements;

•                  Introduction of Westpac Assist in November 2007, a dedicated help line for customers experiencing financial stress. Initially for Westpac retail customers, this service has now been extended to St.George customers and to small businesses;

•                  Progressively tightening lending standards across various products to reflect the increased risk in the current cycle, including tighter verification, serviceability and loan to valuation criteria;

•                  Conducting a wide range of specific and general portfolio reviews to assess likely areas of future stress and bring possible problem facilities into active management at an earlier stage; and

•                  Expanding our scenario analysis and stress testing of the portfolio to further identify potential problem areas.

At the same time, the Group has significantly strengthened its provisioning coverage. Higher provisioning coverage has been particularly a result of increasing the economic overlay and aligning St.George impairment provisions to the Westpac methodology.

Key trends by portfolio include:

•                  Stressed exposures as a percentage of total commitments as at 31 March 2009 increased by 76 basis points from 30 September 2008 to 2.06% and are up 106 basis points from 31 March 2008. Each of the three categories within stressed exposures have also increased, with:

•                  Impaired assets as a percent of total commitments increased to 50 basis points with the increase relating primarily to the three large institutional customers mentioned earlier, along with an increase in impaired facilities in commercial lending in Australia and business and consumer customers in New Zealand. Ten impaired exposures greater than $50 million accounted for 39% of total impaired assets and 35 impaired exposures between $10 million and $50 million accounted for a further 28% of total impaired assets;

•                  90 Days past due but well secured increased 14 basis points from 30 September 2008 to 0.29% and was up 16 basis points from 31 March 2008; and

•                  Substandard and Watchlist facilities; those loans still performing but showing some signs of stress, as a percentage of total commitments increased by 36 basis points from 30 September 2008 to 1.27%. Much of the increase in this category relates to commercial facilities in the Australian and New Zealand operations.

•                  Mortgages in Australia continue to perform well although 90 day delinquencies have increased 9 basis points to 46 basis points since September 2008. Actual losses on this portfolio were $9 million for the First Half 2009 and remain modest. Mortgages in possession for both Westpac and St.George have increased to 294 from 232 as at 30 September 2008;

•                  Consumer unsecured 90 day delinquencies in Australia increased 28 basis points to 119 basis points over the First Half 2009. Westpac has grown its consumer unsecured portfolio below system for most of the last 18 months and the portfolio is well seasoned. As a result, delinquencies remain below industry benchmarks; and

•                  Delinquencies in the New Zealand mortgage and personal loan portfolios have increased at a rate greater than in Australia consistent with the more severe economic deterioration in New Zealand. 90 day

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

delinquencies in mortgages were 82 basis points, an increase of 35 basis points compared to 30 September 2008, while other consumer loans were 191 basis points, an increase of 38 basis points compared to 30 September 2008.

Westpac has sought to remain strongly provisioned through this cycle and has increased provisioning levels significantly:

•                  Impaired provisions to impaired assets increased to 48.4% from 45.4% at 30 September 2008. This in part reflects the higher coverage required from some of the more recent impaired assets; and

•                  Collectively assessed provisions to credit risk weighted assets also increased to 1.25% from 1.05% at 30 September 2008. Collectively assessed provisions of $3,067 million include $510 million as an economic overlay.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Credit Quality Key Metrics

Stressed Exposures	Half Year	Half Year	Half Year
Exposure by Credit Grade as a % of Total Committed Exposures	March 09	Sept 08	March 08
Impaired	0.50%	0.24%	0.21%
90 days past due, well secured	0.29%	0.15%	0.13%
Watchlist and substandard	1.27%	0.91%	0.66%
Total Stressed Exposures	2.06%	1.30%	1.00%

	Half Year	Half Year	Half Year
Business and Institutional Impairments	March 09	Sept 08	March 08
Business impaired assets to business unit total committed exposures:
Business Australia	0.88%	0.30%	0.26%
Business New Zealand	0.96%	0.51%	0.17%
Institutional	0.71%	0.29%	0.28%

	Half Year	Half Year	Half Year
Other consumer loans	March 09	Sept 08	March 08
90 days past due:
Group	1.25%	1.00%	1.08%
Australia	1.19%	0.91%	1.05%
New Zealand	1.91%	1.53%	1.22%

	Half Year	Half Year	Half Year
Mortgage Loans	March 09	Sept 08	March 08
90 days past due:
Group	0.51%	0.39%	0.35%
Australia	0.46%	0.37%	0.35%
New Zealand	0.82%	0.47%	0.34%

	Half Year	Half Year	Half Year
Other	March 09	Sept 08	March 08
Total impaired assets to gross loans	0.73%	0.37%	0.32%
Total impairment provisions to total impaired assets	48.4%	45.4%	44.2%
Impairment charges to average loans annualised	76bps	33bps	30bps
Annualised write-offs to average loans	17bps	17bps	13bps
Total provisions to gross loans	99bps	69bps	62bps
Collectively assessed provisions to performing non-housing loans(1)	152bps	113bps	104bps
Collectively assessed provisions to risk weighted assets	110bps	90bps	83bps
Collectively assessed provisions to credit risk weighted assets	125bps	105bps	94bps
Total provisions to risk weighted assets	160bps	111bps	100bps

(1) Non-housing loans have been determined on a loan purpose basis

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.4.                         Balance Sheet and Funding

				% Mov’t	% Mov’t
As at	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Assets
Cash	3,866	4,809	4,109	(20)	(6)
Due from other financial institutions	24,494	21,345	30,094	15	(19)
Trading assets, financial assets and available-for-sale securities	35,474	43,694	27,462	(19)	29
Derivative financial instruments	50,877	34,810	22,859	46	123
Loans	448,872	313,545	298,100	43	51
Life insurance assets	10,635	12,547	13,407	(15)	(21)
Other assets	20,012	8,926	9,138	124	119
Total assets	594,230	439,676	405,169	35	47
Liabilities
Due to other financial institutions	11,842	15,861	13,776	(25)	(14)
Deposits	322,233	233,730	223,477	38	44
Trading liabilities and other financial liabilities	14,405	16,689	10,481	(14)	37
Derivative financial instruments	50,216	24,970	19,627	101	156
Debt issues	125,109	100,369	92,397	25	35
Life insurance liabilities	10,039	11,953	12,738	(16)	(21)
Loan capital	12,271	8,718	6,692	41	83
Other liabilities	11,627	7,915	6,970	47	67
Total liabilities	557,742	420,205	386,158	33	44
Equity
Equity attributable to equity holders of WBC	34,556	17,547	17,091	97	102
Minority interests	1,932	1,924	1,920	—	1
Total equity	36,488	19,471	19,011	87	92

First Half 2009 — First Half 2008

The merger with St.George has increased the balance sheet of Westpac in all areas. Excluding the impact of St.George, growth in the Group balance sheet was solid in the First Half 2009 with 13% asset growth compared to the position as at 31 March 2008, which can be attributed to:

•                  9% growth in loans, predominately in mortgages;

•                  Increase in derivative assets following the revaluation impact of changes in foreign exchange rates and sharp falls in interest rates. This is matched by a similarly large rise in derivative liabilities; and

The growth in total assets was funded by:

•                  Strong growth in deposits; and

•                  Increased equity including shares issued from capital raisings and as a result of the merger.

The key movements in the balance sheet were driven by the following:

Due from other financial institutions (down $5.6 billion)

Excluding the impact of St.George, due from other financial institutions decreased $7.5 billion, primarily due to a decrease in certificates of deposit.

Trading assets, financial assets and available-for-sale securities (up $8.0 billion)

St.George had little impact on growth in this category. The increase in trading assets, financial assets and available-for-sale securities, reflected increases in corporate bonds, bank issued bonds and overseas government securities.

Derivative Financial Instruments (assets) (up $28.0 billion)

Excluding the impact of St.George, the increase in derivative financial instruments was primarily due to falls in interest rates and the resultant effect on the value on interest rate swaps. These instruments have also increased due to the fall in the Australian dollar with the hedges of offshore debt issues increasing in value to offset the increase in the Australian dollar value of the offshore debt.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Loans (up $150.8 billion)

Excluding the impact of St.George, loans increased by $27.3 billion from 31 March 2008. This growth was primarily due to an increase in Australian mortgage products coupled with an increase in Australian non-housing lending.

Other assets (up $10.9 billion)

Other assets increased from 31 March 2008 primarily due to the increase in goodwill and other intangibles associated with the merger.

Due to other financial institutions (down $1.9 billion)

St.George had little impact on the movement in this category. The decrease was primarily due to a $2.5 billion decrease in the volume of cash collateral which was the result of change in Westpac’s derivative positions due to the fall in the Australian dollar.

Trading liabilities and other financial liabilities (up $3.9 billion)

The movement was primarily the result of a net increase in securities sold under agreement to repurchase.

Derivative financial instruments (liabilities) (up $30.6 billion)

The growth in derivative financial instruments is primarily the result of falls in interest rates. The re-valuation of cross-currency swaps held by Group Treasury has also resulted in an increase in derivative instruments liabilities as the US$ leg of the swaps has increased because of the fall in the A$ against the US$.

Debt issues (up $32.7 billion)

The movement in debt issues is primarily due to the merger with St.George and the fall in the Australian dollar (versus US$) because the Australian dollar value of the offshore term debt increased.

Deposits (up $98.8 billion)

The movement in deposits reflects the merger with St.George and a significant increase in term deposit volumes driven by a focused program of customer engagement and the current attractive rates in the market place.

Loan capital (up $5.6 billion)

Excluding the impact of St.George, loan capital increased $3.1 billion from 31 March 2008. This result is primarily due to the issue in aggregate of $1.9 billion of Westpac Stapled Preferred Securities (SPS and SPS II), coupled with a decline of the A$, which has resulted in an increase in the A$ value of US$ denominated loan capital.

Equity attributable to equity holders of WBC (up $17.4 billion)

Equity attributable to equity holders of WBC primarily reflected the merger. The increase also reflects an increase of new share issues through the period including the dividend reinvestment and underwrite ($1.4 billion), the institutional share placement of $2.5 billion and the retail share purchase plan ($0.4 billion).

First Half 2009 — Second Half 2008

The key movements in the balance sheet from 30 September 2008 generally reflected similar themes that impacted the movements from 31 March 2008 to 31 March 2009. Excluding the impact of St.George, these include:

•                  Due from other financial institutions, trading assets, financial assets and available-for-sale securities (down $7.1 billion); and

•                  Equity attributable to equity holders of WBC (up $8.7 billion).

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Loans (up $135.3 billion)

Excluding the impact of St.George, loans increased by $11.8 billion from 30 September 2008. This growth was primarily due to an increase in residential and non-housing lending.

Deposits (up $88.5 billion)

This result reflects a significant increase in term deposit volumes driven by a focused program of customer engagement and the current attractive rates in the market place.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.4.1.               Funding

Westpac’s total funding supports the provision of lending and working capital to customers as well as its holdings of liquid assets. As at 31 March 2009, total net funding was $430.2 billion.

Included in the total net funding is $60 billion attributable to St.George customer deposits as at 31 March 2009. St.George has $34 billion of wholesale funding outstanding, of which $14 billion is securitisation issued by its Crusade vehicle. Since the merger, St.George is no longer active in wholesale funding markets, and its outstanding debt is being serviced through Westpac Banking Corporation.

The Group is focused on maintaining an appropriate mix of funding between customer deposits and wholesale sources. In addition, the Group seeks to maintain adequate flexibility to access as broad a range of funding sources as possible to reduce reliance on any one source. The Group monitors and sets targets on the composition and stability of the overall funding base.

Funding view of the balance sheet

	As at 31 March 2009
	Liquid	Customer	Wholesale	Customer	Market
$m	Assets	deposits	Funding	Franchise	Inventory	Total
Assets
Cash and balances with central banks	893	—	—	2,973	—	3,866
Due from other financial institutions	14,125	—	—	2,843	7,526	24,494
Trading assets	25,360	—	—	—	10,114	35,474
Derivative financial instruments	—	—	—	—	50,877	50,877
Net loans and acceptances	33,328	—	—	415,544	—	448,872
Life insurance assets	—	—	—	—	10,635	10,635
Goodwill and other intangibles	—	—	—	11,594	—	11,594
Fixed assets	—	—	—	853	—	853
Other assets	211	—	—	—	7,354	7,565
Total assets	73,917	—	—	433,807	86,506	594,230

Liabilities
Due to other financial institutions	—	—	5,838	—	6,004	11,842
Deposits and public borrowings
At Call	—	155,921	—	—	—	155,921
Term Deposits	—	100,887	—	—	—	100,887
Certificates of Deposit	—	—	63,011	—	—	63,011
Medium Term Deposits Notes	—	—	2,414	—	—	2,414
Derivative financial instruments	—	—	—	—	50,216	50,216
Other trading liabilities	11,689	—	—	—	2,716	14,405
Bill acceptances	—	—	2,424	—	—	2,424
Debt issues	—	—	122,685	—	—	122,685
Life insurance policy liabilities	—	—	—	—	10,039	10,039
Other liabilities	—	—	—	—	11,627	11,627
Loan capital	—	—	12,271	—	—	12,271
Total liabilities	11,689	256,808	208,643	—	80,602	557,742
Total equity	—	—	1,932	34,556	—	36,488
Total net	62,228	(256,808)	(210,575)	399,251	5,904	—

Over the First Half 2009, the Westpac Group has strengthened its funding profile through strong growth in customer deposits, a greater proportion of wholesale term funding at longer duration, and a reduced reliance on short-term wholesale funding sources.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Strong growth in term deposits has driven the significant increase in the customer deposit component of our funding base to 60% of total net funding at 31 March 2009 (52% at 30 September 2008(1)) and the increase in the Westpac Group’s stable funding ratio to more than 80% at 31 March 2009 (70% at 30 September 2008(1)). The stable funding ratio is the proportion of the Westpac Group’s funding sourced from customer deposits and wholesale term funding with a contractual maturity greater than one year, including securitisation.

The increase in wholesale term funding to 17% of total net funding at 31 March 2009 (16% at 30 September 2008) added further stability to the Westpac Group’s funding profile. Despite continued difficult market conditions, Westpac has maintained access to domestic and international capital markets, raising over $20 billion of wholesale term funding in the First Half 2009. The majority of this has been with the benefit of the Australian Government Guarantee Scheme. In addition, we have accessed the Japanese, US, UK, Hong Kong, New Zealand, Singapore and Swiss markets, maintaining our diversity in funding sources. The average duration of wholesale term funding raised in the First Half 2009 was 3.6 years, compared to 2.8 years in the First Half 2008.

Off-shore wholesale funding represents 20% of total net funding at 31 March 2009, and of that, 55% is greater than one year.

Wholesale short-term funding reduced as a proportion of total net funding to 15% at 31 March 2009 (25% at 30 September 2008).

The Westpac Group continues to hold a prudent level of highly liquid assets ($62 billion at 31 March 2009, including internal securitisation transactions), providing protection against volatility in capital market conditions. All liquid assets qualify as eligible collateral for repurchase agreements with a central bank.

Composition of total net funding

	As at 31 March 2009
	$m	$m	%
Customer deposits		256,808	60
Wholesale funding		210,575
Liquid assets	(62,228)
Minimum	25,000
Excess liquid assets		(37,228)
Total wholesale funding		173,347	40
Total net funding		430,155	100

Funding by Residual Maturity

	As at 31 March 2009
	$m	%
Customer deposits	256,808	60
Wholesale funding - residual maturity
Less than 6 months(2)	63,510	15
6 to 12 months	15,897	4
Greater than 12 months	74,776	17
Securitisation	19,164	4
Total wholesale funding	173,347	40
Total net funding	430,155	100

(1) Refers to Westpac excluding St.George.

(2) Less than 6 months includes excess liquid assets.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.5.        Capital and Dividends

	31 March	30 Sept	31 March
Basel II	2009	2008	2008	Target range (1)
Tier 1 / RWA(2)	8.4%	7.8%	7.4%	6.75% - 7.75%
TRC(3) / RWA	11.4%	10.8%	10.1%	9.75% - 10.75%
RWA ($m)	280,029	195,505	186,963	n/a

The Group improved its capital position over the First Half 2009 with the Tier 1 ratio increasing by 59 basis points to 8.37%, comfortably above our target range. The majority of the improvement in the capital ratios resulted from core capital raisings. These included a $2.5 billion Institutional Share Placement, $0.4 billion from the retail Share Purchase Plan and $0.9 billion from underwriting the 2008 final dividend reinvestment plan (DRP).

During the First Half 2009 the merger with St.George reset the Group’s capital base lower. While the merger was executed via an exchange of shares, St.George’s relatively lower Tier 1 capital position combined with the fair value acquisition adjustments led to a reduction in Westpac Group’s Tier 1 ratio of 69 basis points. This includes 21 basis points from the cancelling of the St.George DRP and the re-purchase of St.George SAINTS hybrid securities.

Tier 1 movement

Excluding the impact of the merger of 69 basis points, our 31 March 2009 Tier 1 capital ratio was 128 basis points higher than the 30 September 2008 ratio.

The key drivers of the increase in the Tier 1 ratio over the First Half 2009 were as follows:

•      Reported earnings of $2.2 billion added 79 basis points;

•      Interim dividend payable, net of assumed dividend reinvestment, reduced Tier 1 ratio by 42 basis points;

•      Business application from increased RWA reduced the Tier 1 ratio by 19 basis points and higher capitalised expenditure and software reduced the ratio a further 4 basis points;

•      The increase in RWA was due to: growth in Westpac credit exposures (2 basis points), growth in St.George credit exposures (7 basis points) and deterioration in credit risk (11 basis points), partially offset by a reduction in the Interest Rate Risk in the Banking Book (IRRBB) RWA (4 basis points);

•      New Tier 1 capital issued during the First Half 2009 added 140 basis points:

•      A $2.5 billion Institutional Share Placement (89 basis points);

•      A Share Purchase Plan of $0.4 billion (16 basis points);

•      Shares issued to the underwriter of the DRP in respect of the 2008 final dividend (32 basis points); and

•      The Westpac SPS II had little impact on Tier 1 capital effectively replacing St.George cancelled hybrids.

•      Other factors reduced the Tier 1 capital ratio by 26 basis points, including deferred tax assets (down 28 basis points) and the impact of the defined benefit pension fund deficit (down 13 basis points) which were partially offset by increases in foreign currency translation reserves and hybrid revaluations (12 basis points).

(1) Our target ranges indicate the likely capital ratio that will be maintained in normal business circumstances. In the current highly volatile operating environment Westpac’s strategy is to maintain capital ratios above or towards the upper end of the target range.

(2) Risk weighted assets.

(3) Total regulatory capital.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Risk weighted assets

				Basel II
	Loans (per Section 5)			(Advanced / Standardised) RWA
	As at	As at	% Mov’t	As at	As at	% Mov’t
	31 March	30 Sept	Sept 08-	31 March	30 Sept	Sept 08-
$m	2009	2008	Mar 09	2009	2008	Mar 09

Business purposes
On-balance sheet	128,403	126,343	2	87,708	85,799	2
Off-balance sheet	—		—	38,653	38,836	—
Total business purposes	128,403	126,343	2	126,361	124,635	1
Consumer purposes
On-balance sheet	200,039	189,147	6	42,014	38,906	8
Off-balance sheet	—		—	4,032	3,457	17
Total consumer purposes	200,039	189,147	6	46,046	42,363	9
St.George
On-balance sheet	124,573			69,137	—	—
Off-balance sheet	—			2,972	—	—
Total St.George	124,573	—	—	72,109	—	—
Provision for impairment	(4,143)	(1,945)	(113)	—	—	—
Total credit risk	448,872	313,545	43	244,516	166,998	46
(% of total RWA)				87%	85%

Total on-balance sheet credit risk	—		—	198,859	124,705	59
Total off-balance sheet credit risk	—		—	45,657	42,293	8

Equity risk	—		—	1,045	604	73
Market risk	—		—	8,003	6,559	22
Operational risk	—		—	19,319	13,641	42
IRRBB	—		—	2,538	4,135	(39)
Other assets	—		—	4,608	3,568	29
Total non-credit	—	—	—	35,513	28,507	25
(% of total RWA)			—	13%	15%
	448,872	313,545		280,029	195,505	43

Note: Westpac uses the Advanced internal ratings based approach whereas St.George uses the Standardised approach for risk weighted assets

Westpac’s RWA at 31 March 2009 increased 43% from 30 September 2008, including the impact of St.George. Excluding the merger impact, the growth in RWA from 30 September 2008 was 3%. The growth in RWA was driven by:

•      Credit risk RWA increased 46%. This increase is driven largely by the merger with St.George (up 3% excluding St.George). Loan volumes increased by 43% (4% excluding the impact of St.George);

•      The increase in Business RWA is in line with the growth in on-balance sheet RWA;

•      Consumer RWA increased 9% with loans increasing by 6%. The balance of the increase in RWA was primarily due to a change in risk factors and credit deterioration in unsecured personnel lending;

•      The increase in market risk RWA was due to increased market volatility and the extension of market risk capital treatment to a portion of Group Treasury’s risk management business; and

•      The increase in equity risk, operational risk, and other assets RWA results primarily from the merger with St.George.

Offsetting these increases was a reduction in IRRBB. This is mainly driven by an increase in the embedded gain arising in our Group Treasury portfolio.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Dividends

	Half Year	Half Year	Half Year
	March 09	Sept 08	March 08
Ordinary dividend (cents per share)
Interim (fully franked) - determined dividend	56	—	70
Final (fully franked)	—	72	—
	56	72	70

The Directors have declared a fully franked interim dividend of 56 cents per share for the First Half 2009, a decrease of 14 cents or 20% compared to the First Half 2008.

This interim dividend represents a payout ratio of 74.9% on a reported basis.

Our ability to continue to frank dividends remains strong, with our adjusted franking account balance at $1,480 million as at 31 March 2009, after allowing for the impact of the interim dividend.

Dividend Reinvestment Plan (DRP)

The Board has determined to satisfy the DRP for the 2009 interim dividend via the issuance of shares, consistent with prior periods. The DRP in respect of the 2009 interim dividend will not be underwritten.

The Board has also determined that in relation to the 2009 interim dividend, the Market Price at which shares will be issued under the DRP will include a discount of 2.5%. The pricing period for setting the Market Price will be the 10 trading days commencing 26 May 2009.

Core Capital Activity during First Half 2009

In December 2008, Westpac issued $887 million worth of shares in connection with the fully underwritten DRP for its 2008 final dividend. These shares were issued in addition to shares issued to DRP participants. During December, Westpac also issued $2.5 billion worth of shares under a fully underwritten placement of ordinary shares. This was supplemented by the issue of $441 million worth of shares under the Share Purchase Plan, which was completed in February 2009.

Hybrid Tier 1 Capital

As at 31 March 2009, Westpac had $4.7 billion of Residual Tier 1 capital instruments on issue. The following movements in Residual Tier 1 capital took place during the First Half 2009:

•      Purchase by Westpac of the St.George SAINTS ($350 million) on 1 December 2008;

•      Redemption of the St.George SPS ($150 million), St.George CPS ($325 million) and St.George CPS II ($400 million) on 31 March 2009; and

•      Westpac issued a new non-innovative Residual Tier 1 instrument, Westpac SPS II ($908 million), on 31 March 2009.

Total Residual Tier 1 capital represents 20% of net Tier 1 capital as at 31 March 2009 and Westpac has more than $1.5 billion of unused Residual Tier 1 capacity.

Exchange Rate Risk on Future NZ$ Earnings

Westpac’s policy in relation to the hedging of the future earnings of our New Zealand retail business is to manage the economic risk where Westpac believes there is a strong likelihood of significant adverse movements to the A$/NZ$ exchange rate. Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following twelve months and 50% of the expected earnings for the subsequent twelve months can be hedged. Hedges are executed on a pre-tax basis.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

The average rate of realised hedges for the First Half 2009 was 1.22 compared to a hedge rate of 1.16 for the Second Half 2008 and 1.14 for the First Half 2008.

At 30 April 2009, 11 months of forecast New Zealand earnings have been hedged. Outstanding hedges have an average rate of 1.19 (including forward points).

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.6.        Other Regulatory Developments

Anti-Money Laundering/Counter Terrorism Financing (AML/CTF)

Westpac has a company-wide programme of work to manage the changes required by the Anti-Money Laundering and Counter Terrorism Financing Act 2006, scheduled for introduction in March 2010. We continue to actively consult with the regulator, Australian Transactions Reports and Analysis Centre (AUSTRAC), on those implementation activities, which include changes in our identity checks for all new customers, and our monitoring and reporting of customer transactions. We have also recently enhanced the capability to manage economic and trade sanctions to ensure our practice keeps pace with international practice in this area.

Government guarantee schemes in Australia and New Zealand

In light of recent turbulence in the international financial system, the Australian and New Zealand governments have each announced guarantee arrangements for deposits and wholesale funding of eligible financial institutions, as described in more detail below. These arrangements are designed to promote financial system stability and ensure the continued flow of credit through those economies by supporting retail depositor confidence and assisting banks to continue to access funding at a time of considerable turbulence. They are also designed to ensure that eligible Australian and New Zealand financial institutions, respectively, are not placed at a disadvantage to their international competitors that can access similar government guarantees on bank debt.

The Australian Government announced on 12 October 2008 that it would guarantee the deposits in eligible Australian authorised deposit-taking institutions (ADIs) (including Westpac (and its foreign branches) and St.George) for a period of three years from 12 October 2008. In October 2008, the Banking Act 1959 (Australia) was amended to facilitate the guarantee of the first $1 million of ‘protected accounts’ held with an eligible ADI (including most deposits) without charge by establishing a financial claims scheme (FCS) to be administered by the Australian Prudential Regulation Authority (APRA). The FCS will apply to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to that ADI. The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain of APRA’s financial claims scheme costs connected with the ADI. The levy is imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities.

In November 2008 the Australian Government released the details and rules (Scheme Rules) of the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding which, effective 28 November 2008, provides a guarantee facility for deposits of amounts over $1 million and wholesale funding of an eligible ADI, in return for a fee payable by the ADI. The wholesale funding guarantee is restricted to senior unsecured liabilities (which are not complex) issued domestically in Australia or off-shore and which meet certain other eligibility criteria.

Deposits above the $1 million threshold and wholesale funding will only have the benefit of the guarantee where an eligibility certificate has been issued by the Commonwealth of Australia in respect of those liabilities. Eligibility certificates have been issued in relation to a number of liabilities of Westpac, including certain deposit liabilities, certain short term funding liabilities and certain long term funding liabilities, and in relation to certain deposit liabilities of St.George. Details of issued eligibility certificates are available at the following website maintained by the Reserve Bank of Australia: www.guaranteescheme.gov.au/guaranteed-liabilities.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

A different fee applies to eligible ADIs in relation to deposits over $1 million and wholesale funding covered by the guarantee based on their long term credit rating. The fee applicable to Westpac and St.George, based on their current long term ratings by Standard and Poor’s of AA, is 70 basis points (or 0.70%) per annum.

The Australian Government has announced that the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding will be reviewed on an ongoing basis and revised if necessary.

The New Zealand Government announced on 12 October 2008 an opt-in deposit guarantee scheme under which it will guarantee deposits with participating New Zealand registered banks and non-bank deposit taking entities, with effect for a two year period from that date. Westpac New Zealand Limited (WNZL) has opted into the scheme and entered into a Crown Deed of Guarantee with the Crown on 11 November 2008, which was amended by a Supplemental Deed dated 24 November 2008 (together ‘NZ Guarantee’). As at the date of this report, Westpac Banking Corporation’s New Zealand branch has not opted into this scheme.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

The NZ Guarantee extends to debt securities issued by WNZL in any currency (which includes deposits and other amounts lent to WNZL), other than debt securities issued to excluded creditors, which include financial institutions and related parties of a participating entity. It does not extend to subordinated debt obligations. The debt securities covered by the NZ Guarantee are limited to an amount of NZ$1 million per creditor per approved institution. Under the NZ Guarantee, WNZL was required to pay a fee of 10 basis points (or 0.1%) on the amounts owing to creditors covered by the NZ Guarantee to the extent that amount exceeded NZ$5 billion as at 12 October 2008. A similar additional fee is payable in respect of the position as at 12 October 2009.

On 1 November 2008, the New Zealand Government announced details of a wholesale funding guarantee facility to investment-grade financial institutions that have substantial New Zealand borrowing and lending operations (Facility). The Crown entered into a Crown Wholesale Funding Guarantee Facility Deed with WNZL on 23 February 2009 and has provided a Crown Wholesale Funding Guarantee in respect of WNZL dated the same date. The Facility operates on an opt-in basis, by institution and by instrument. Wholesale funding liabilities of WNZL (which can include amounts guaranteed by WNZL) will only have the benefit of the Facility where a Guarantee Eligibility Certificate has been issued in respect of those liabilities. A guarantee fee will be charged for each guarantee issued under the Facility, differentiated by the credit rating of the issuer, the term of the security being guaranteed and, in the case of issues with terms of more than one year, between New Zealand dollar and non-New Zealand dollar issues. The maximum term of securities guaranteed is five years. As at the date of this report, WNZL has entered into the Facility Deed and Westpac’s New Zealand branch has taken no action in relation to the Facility.

Further information about the NZ Guarantee and the Facility may be obtained from WNZL’s General Short Form Disclosure Statement for the three months ended 31 December 2008 and the New Zealand Treasury internet site www.treasury.govt.nz.

New Zealand Operating Model and Governance Review

Consistent with its responsibilities as a host country regulator supervising a number of banks owned by foreign domiciled financial institutions, for systemically important banks such as Westpac the Reserve Bank of New Zealand (RBNZ) relies on prudential requirements intended to promote appropriate separation between the interests of the owners of such banks and the banks themselves. It does this through its local incorporation and outsourcing policies. These requirements include governance arrangements requiring the directors of locally incorporated banks to act in the best interests of the bank, and therefore in a way more likely to retain value in the New Zealand entity. There is also supervision of (amongst other things) exposures between the local bank and its parent and delegations of key management and board responsibilities from the local bank to its parent. Until 1 November 2006 WBC conducted its operations within New Zealand in a branch structure. On that date, and after extensive consultation with the RBNZ, WBC adopted a dual registration operating model including a locally incorporated subsidiary, WNZL, to conduct its retail and business banking activities in New Zealand. WNZL’s Conditions of Registration are consistent with these operating model arrangements. At various times since 1 November 2006 the RBNZ and WNZL have had discussions about the New Zealand operating model as the RBNZ sought assurance that the dual registration model fully meets its prudential expectations. Following on from these discussions, the RBNZ has indicated to WNZL that an independent review of these matters is timely and should take place, with the terms of reference for the review being established through consultation between RBNZ and WNZL. It is anticipated that this review will be conducted under the well established processes and framework contemplated by Section 95 of the Reserve Bank of New Zealand Act. We anticipate that any consequent operating model and governance changes will be appropriately outlined in WNZL’s General Disclosure Statement for the year ending 30 September 2009.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Monetary Policy Changes in Fiji

On 15th April 2009, the Reserve Bank of Fiji announced monetary policy changes which will impact the Westpac operations in Fiji. These changes included an immediate 20% devaluation of the Fiji dollar, regulation of banks lending rates and banks being directed to set up specialised micro-finance service centres in all their branches by January 2010.

Lending rates were regulated by imposing the following conditions on banks:

•                 Banks have three months to adjust weighted average lending rates to 31 December 2008 levels; and

•                  By 31 December 2009, bank interest rate spreads must not exceed 4 percent.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.7.                         Corporate Responsibility and Sustainability

Enhancing The Westpac Group’s Total Value

The Westpac Group is founded on embedding sustainable practices throughout the business. Key outcomes in the half year included:

•                  Customers:

•                  The Assist Group (including Westpac, St.George and BankSA) has received over 56,500 calls and directly assisted around 35,400 customers facing financial difficulty. So far, this financial year, this assistance has been extended to customers with approximately $1.32 billion in facilities with us;

•                  Westpac has extended its Disaster Relief package 7 times since the end of September 2008, giving some immediate financial relief to customers affected by the recent Victorian bushfires and flooding in New South Wales;

•                  St.George was awarded the Gold Medal at the Customer Contact Centre World Awards in December 2008 in recognition of its world class operations and working environment;

•                  Westpac Pacific Banking has partnered with AusAID, the Australian government’s overseas aid program, and Australia’s Department of Education, Employment and Workplace Relations (DEEWR) to provide financial literacy workshops for seasonal workers from Tonga and Vanuatu participating in the Pacific Seasonal Workers pilot scheme; and

•                  In October 2008, BankSA was the first company in South Australia to be ‘Helping Young People Achieve’ (HYPA) accredited. The accreditation recognises BankSA as an employer that values, supports, develops and promotes young people. HYPA is a division of the Service to Youth Council in South Australia.

•                  Employees:

•                  Lost Time Injury Frequency Rate reduced to 3%(1) as at 31 March 2009 — a reduction of 12% since 2007;

•                  Employee turnover, at 17%(2), is nearly 3 percentage points below the median for the financial sector in Australia(3); and

•                  Under the Westpac Matching Gifts program the Westpac Group and its employees made contributions totalling $2.18 million to 550 charities in March 2009 for the previous twelve months. This includes the matched contributions of St.George and BankSA employees to the Victorian Bushfire Relief Appeal, which in total amounted to over $802,000 for that appeal.

•                  Environment:

•                  Westpac’s climate change strategy was launched in November 2008. This includes a 5 year action plan, with an emission reduction target of 30% by 2013;

•                  Westpac engaged a new provider of motor vehicle fleet, with superior environmental performance options including the Toyota Prius for the bank’s branded vehicles in New Zealand and Australia;

•                  Westpac’s IT Equipment Environmental Purchasing Policy formalises the use of energy efficiency as one of the core criteria in the selection of server and personal computer hardware. To date, 8,400

(1) End March 2009 LTIFR Group figure includes St.George.

(2) Data as at end March 2009.

(3) Finance Industry median of 19.58% (Source: Infohrm 2008).

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

new, more efficient personal computers were deployed in Westpac’s branches across Australia over 2008/2009 in line with this policy; and

•                  In December 2008, Westpac New Zealand Limited became the first bank in the world to attain the internationally recognised carbon emission reduction standard, CEMARS, as part of New Zealand’s strategy to reduce its carbon footprint by 20% per active customer by 2012.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

3.8.                         Merger Overview

The merger with St.George was implemented on 1 December 2008. Upon implementation, St.George ordinary shares were transferred to Westpac under the Share Scheme, with St.George shareholders receiving 1.31 Westpac ordinary shares for every one St.George share held.

As part of the merger integration process, we have:

•                  Implemented a multi-brand strategy and operating model that retains all Westpac and St.George brands, including BankSA and Asgard;

•                  Retained the branch and ATM networks, with no net reduction in branch or ATM numbers;

•                  Retained a corporate presence in Kogarah, NSW;

•                  Focussed on investing in more front-line services; and

•                  Increased skill, scale and purchasing power to reduce costs and increase customer value.

In addition, the merger provides approximately 10 million customers with an enhanced offering in terms of product range, expanded distribution and financial strength, and preserves their relationships with existing employees, products, customer touch points and branding.

Together Westpac and St.George have an AA credit rating.

The initial phase of the merger has focused on establishing how we work together and the implementation of our operating model. Early achievements have included:

•                  Developing and implementing a new organisational structure to level four(1) and below for the combined organisation;

•                  Comprehensive customer retention plans including training, briefing and scripting for all front line employees;

•                  Reciprocal ATM usage for Westpac and St.George customers when using Westpac or St.George branded ATMs;

•                  Consolidated management reporting;

•                  Alignment of accounting and risk policies and procedures, including a consistent credit decision and credit provisioning approach;

•                  Establishment of telephony and systems access between St.George and Westpac; and

•                  Strong employment engagement through the merger integration with score of 82 for the merged Group, as measured by Towers Perrin ISR(2).

Other key milestones achieved through our merger integration program of work have included the:

•                  Review of all operating licenses and material third party contracts, to ensure change of control requirements are effectively managed;

•                  Consolidation of Group Treasury functions to deliver integrated funding and risk management for the merged organisation;

•                  Establishment of secure email connectivity between St.George and Westpac and the implementation of virtual desktop to enable St.George employees to access Westpac systems and vice versa;

(1) Denotes level in organisational structure below CEO.

(2) A score of 82 is 1 point above the average of the Global High Performing Norm and 5 points above the 2008 Westpac-only result of 78.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

•                  Finalisation of our Technology strategy for the merged Group to leverage existing applications and systems across both St.George and Westpac;

•                  Implementation of an integrated and consistent approach to technology operations; and

•                  Sharing of ‘best practice’ from St.George to Westpac and vice versa e.g. Contact Centres, Business Banking and Risk and Programme Management.

We have also commenced projects to deliver:

•                  Finance Integration — integration of systems and consolidation of key functions to enable effective governance and consolidated reporting, including moving to a single general ledger;

•                  People Systems Integration — integration of payroll, recruitment and occupational health and safety systems across St.George and Westpac;

•                  Wealth cross-sell initiatives into St.George RBB including BT Super for Life and General Insurance products;

•                  Integration of risk frameworks across the merged organisation to achieve Basel II Advanced Accreditation; and

•                  Transition to a single ADI, which will include transfer of all assets and liabilities of St.George to Westpac and the dissolution of the St.George legal entity.

Customer retention

Customer retention is a key priority. In the lead up to the merger implementation we established comprehensive retention plans for each St.George and Westpac segment. These included:

•                  Setting baselines for each segment based on historical data;

•                  Development and implementation retention activities; and

•                  Embedding of specific measures in employee scorecards.

As part of the merger we set a target of ‘no customers lost as a result of the merger’. This focus on customer retention has improved our original business case for the merger, where revenue attrition was modelled at 4%. Ongoing monitoring and measurement of customer numbers indicates an overall increase in customer numbers across key segments including St.George Retail, Small Business, Wealth and Insurance.

	Number of customers (‘000)
Customer segment	September 2008	March 2009
St.George Retail and Small Business	2,112	2,133
BankSA Retail	448	447
Total	2,560	2,580

St.George Wealth and Insurance	231	233

In addition to the growth in overall customer numbers St.George recorded the highest Net Promoter Score (NPS) of the major financial institutions based on a six month average(1).

(1) Roy Morgan Research, February 2009.

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Merger integration costs

Westpac expects to incur $700 million in merger expenses to complete the integration of St.George.

Integration costs of $152 million have been incurred over the First Half 2009, of which $28 million relates to merger transaction costs. This is in addition to $31 million of transaction and integration costs incurred in Full Year 2008.

As at 31 March 2009, 524 FTE are working on integration activities relating to the merger.

Total merger expenditure to date

$ million	2H08	1H09	Total to Date
IT, systems and operations	—	30	30
Restructuring and outsourcing	—	46	46
Integration costs	6	39	45
Transaction costs and stamp duty	25	28	53
Revenue and retention	—	9	9
Total cash spend	31	152	183

REVIEW OF GROUP OPERATIONS	US Interim Profit Announcement 2009

Merger cost synergies

We are on target to deliver overall merger synergies consistent with our Merger Briefing on 17 December 2008, based on the following:

•                  Establishing organisational structure for the merged Group;

•                  Removing duplication in head office functions;

•                  Procurement and sourcing savings; and

•                  Early technology synergies.

Together these initiatives have delivered $22 million in savings to date.

Net expense synergies ($ million)	1H09 benefits delivered	Annualised Run rate for benefits delivered
Personnel	18	87
Non-Personnel	4	16
Cost synergy initiatives delivered as at 31 March 2009	22	103

Run rate expense synergies of $87 million for personnel will be delivered through the removal of 198 FTE and over 300 vacant roles across the Westpac Group, as we implement our new operating model.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

4.                                   BUSINESS UNIT PERFORMANCE

4.1.                         Business Unit Results

Business unit results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each business reflecting the management rather than the legal structure (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, comparatives have been restated and may differ from results previously reported.

Our internal transfer-pricing framework attributes value between business units. Its primary attributes are:

•                  Treasury funding: product balances are transfer-priced at inter-bank rates according to the tenor of the underlying transactions; and

•                  All overhead costs are allocated to revenue generating businesses, and capital is allocated to business groups using designated risk factors.

				% Mov’t	% Mov’t
Net profit after tax	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Westpac Retail & Business Banking	990	909	843	9	17
St.George Retail & Business Bank	380	—	—	n/a	n/a
Westpac Institutional Bank	136	409	387	(67)	(65)
BT Financial Group (Australia)	194	199	200	(3)	(3)
New Zealand(1)	168	190	205	(12)	(18)
Pacific Banking	69	48	45	44	53
Group Business Unit	238	(98)	522	large	(54)
Total Group NPAT	2,175	1,657	2,202	31	(1)
Less Wealth Management
Australia	189	163	178	16	6
New Zealand	14	17	14	(18)	—
Total Wealth Management	203	180	192	13	6
Total banking NPAT	1,972	1,477	2,010	34	(2)

				Mov’t	Mov’t
Expense to income ratio	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
%	March 09	Sept 08	March 08	Mar 09	Mar 09
Westpac Retail & Business Banking	47.4%	48.5%	50.3%	110bps	290bps
St.George Retail & Business Bank	41.5%	—	—	n/a	n/a
Westpac Institutional Bank	30.9%	38.5%	38.0%	large	large
BT Financial Group (Australia)	58.4%	52.5%	54.3%	large	large
New Zealand (1)	43.7%	44.3%	46.2%	60bps	250bps
Pacific Banking	29.6%	29.3%	30.8%	(30bps)	120bps
Group Business Unit	32.5%	164.3%	10.5%	large	large
Group ratio (reported)	42.4%	50.8%	43.3%	large	90bps

Wealth Management (2)
Funds Management	67.9%	61.7%	58.5%	large	large
Insurance	34.0%	27.8%	29.9%	large	large
Total Wealth Management ratio	58.2%	27.8%	29.9%	large	large

Banking ratio (reported)	40.6%	50.3%	42.1%	large	150bps

(1) New Zealand comprises our New Zealand retail banking operations and wealth management businesses including our New Zealand Life business and BT New Zealand. New Zealand results for the First Half 2009, Second Half 2008 and First Half 2008 have been converted to Australian dollars at the actual average exchange rates of 1.2050, 1.2314 and 1.1566 for the respective periods. Refer Section 4.6 for New Zealand segment results in New Zealand dollars.

(2) Wealth Management includes the New Zealand Wealth Management Business, BT Financial Group (Australia) excluding Private Bank, and Wealth Management activities in WIB which include Margin Lending, Broking, Private Portfolio Management and Hastings Fund Management.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

4.2.                         Westpac Retail & Business Banking

Westpac Retail and Business Banking (Westpac RBB) is responsible for sales and servicing for our consumer and small to medium enterprise customers(1) within Australia under the ‘Westpac’ and ‘RAMS’ brands. Activities are conducted through our nationwide network of branches and business banking centres, home finance managers (HFMs), specialised consumer and business relationship managers with the support of Cash Flow, Financial Markets and Wealth specialists, call centres, automatic teller machines (ATMs), internet and telephone channels. Westpac RBB also includes the management of our third party consumer and business relationships and the operation of the RAMS franchise distribution business.

Premium Business Group (PBG) was transferred from Westpac RBB to WIB during First Half 2009. Comparatives have been restated to reflect this transfer.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	2,410	2,226	2,061	8	17
Non-interest income	706	668	688	6	3
Net operating income before operating expenses and impairment charges	3,116	2,894	2,749	8	13
Operating expenses	(1,478)	(1,405)	(1,382)	(5)	(7)
Profit before impairment charges and income tax expense	1,638	1,489	1,367	10	20
Impairment charges	(224)	(190)	(162)	(18)	(38)
Operating profit before tax	1,414	1,299	1,205	9	17
Tax and minority interests	(424)	(390)	(362)	(9)	(17)
Net profit after tax	990	909	843	9	17

Expense to income ratio (%)	47.4%	48.5%	50.3%	110bps	290bps

	$bn	$bn	$bn
Deposits
Term deposits	35.6	27.4	23.2	30	53
Other	62.9	59.5	58.2	6	8
Total deposits	98.5	86.9	81.4	13	21

Net loans
Mortgages	148.6	138.0	129.3	8	15
Business	42.1	41.9	38.9	—	8
Other	9.3	9.1	8.8	2	6
Total net loans	200.0	189.0	177.0	6	13
Total assets	204.3	193.9	180.9	5	13

Financial Performance

First Half 2009 — First Half 2008

Features:

•                  Net profit after tax up 17%, profit before impairment charges and income tax expense up 20%

•                  Strong loan growth of 13% and deposit growth of 21%

•                  Impairment charges increased $62 million reflecting the deteriorating economic environment

(1) Small to Medium customers refer to business customers with facilities that typically do not exceed $15 million.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

Westpac RBB delivered net profit after tax of $990 million, up $147 million, or 17%, compared to the First Half 2008. Net operating income before operating expenses and impairment charges increased 13%, supported by strong growth in net interest income. Impairment charges increased by $62 million due to a rise in stressed assets. Profit before impairment charges and income tax expense increased $271 million, or 20%, compared to the First Half 2008.

Net interest income increased 17% due to the combined impact of growth in lending of 13% and deposits of 21% and the improvement in lending spreads, partially offset by higher funding costs and reductions in deposit spreads following strong growth in higher interest deposit accounts in the First Half 2009.

Mortgage growth was above system at 15%, (19% of the growth was contributed by the RAMS franchise distribution business) and business lending grew 8%. Third party originations accounted for 43% of new mortgage lending for the First Half 2009, increasing from 38% for the First Half 2008.

Non-interest income increased 3% due to a significant one-off increase in income from loyalty card point redemptions following the withdrawal by Qantas from the Altitude program (effective 31 March 2009). This has been partially offset by the full period impact of reductions in exception fees introduced in May 2008, waiving of foreign ATM fees between Westpac and St.George customers from 1 December 2008, reduced deposit transaction account fees due to the migration of customers to products with lower account keeping fees, and lower consumer spending impacting merchant income.

Operating expenses increased $96 million, or 7%, on the First Half 2008 reflecting:

•                  Continued investment in customer facing employees in the First Half 2009 consistent with the Westpac RBB strategy to increase customer facing employees (additional 258 customer serving employees);

•                  Increase in redemption expenses as a result of the withdrawal by Qantas from the Altitude program with effect from 31 March 2009;

•                  Property costs associated with the opening of 3 new and 29 refurbished branches and 2 new Business Banking Centres; and

•                  Full half impact of the RAMS franchise distribution business acquired on 4 January 2008 amounting to $10 million or 0.7%.

Impairment charges for the consumer and business lending portfolios increased $62 million or 38% compared to the First Half 2008.

Consumer lending impairment charges increased $15 million or 14% compared to the First Half 2008. The major movements were:

•                  $20 million increase in write-offs net of recoveries primarily from the credit cards portfolio; and

•                  $3 million increase in IAPs for mortgages; offset by

•                  $11 million reduction in CAPs primarily from credit cards and mortgages driven by reduced early cycle delinquencies that has resulted from improved collection strategies and customers paying down debt where they have capacity to do so.

Consumer delinquencies greater than 90 days increased 9 basis points for mortgages and 4 basis points for credit cards and decreased 5 basis points for personal loans compared to the First Half 2008. The increases in delinquency have been primarily driven by the deterioration in external conditions. Mitigating some of this upward pressure has been the recent interest rate reductions. In addition, originations and account management risk mitigation initiatives, particularly policy tightening for all portfolios, have been undertaken to limit deterioration in portfolio quality.

Business lending portfolio impairment charges increased by $47 million, or 96%, compared to the First Half 2008 in line with the significant deterioration in the operating environment over the last twelve months. The major movements in the impairment charge included:

•                  $30 million increase in IAPs, net of write-backs; and

•                  $11 million increase in CAPs due to increased stressed exposures in the current environment.

Business impaired assets to total committed exposures increased from 0.26% at 31 March 2008 to 0.42% at 31 March 2009.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

First Half 2009 — Second Half 2008

Features:

•                  Net profit after tax up 9%, profit before impairment charges and income tax expense up 10%

•                  Loan growth of 6% and deposit growth of 13%

•                  Impairment charges increased by $34 million

Westpac RBB net profit after tax increased $81 million, or 9%, compared to the Second Half 2008. Profit before impairment charges and income tax expense increased $149 million, or 10%.

Net interest income increased $184 million, or 8%, compared to the Second Half 2008 driven by strong mortgage growth and improved lending spreads, partially offset by increased funding costs and decreased deposit spreads from the growth in high interest deposit accounts.

Non-interest income increased 6% compared to the Second Half 2008. Growth in cards fee income, driven by a large increase in loyalty program income and higher seasonal customer spend relative to the prior period, was partially offset by the migration of customers to lower fee deposit accounts, the waiver of foreign ATM fees and reduced merchant income from lower consumer sentiment.

Operating expenses increased 5% compared to the Second Half 2008 due to continued investment in customer serving employees, property costs and credit card redemption expenses.

Impairment charges for the consumer and business portfolios increased $34 million, or 18%, compared to the Second Half 2008.

Consumer lending portfolio impairment charges decreased $8 million or 5% compared to the Second Half 2008. The reduction was expected and is due to the seasonal nature of consumer bad debts, whereby higher levels of impairment are experienced in the Second Half 2008.

Consumer delinquencies greater than 90 days increased 7 basis points for mortgages, 9 basis points for credit cards and 25 basis points for personal loans from 30 September 2008, driven by the deterioration in the economic environment (increases in unemployment and reductions in additional remuneration payments, including overtime payments). The increase in 90 days delinquency has been mitigated, in part, by interest rate reductions and the November 2008 Government stimulus payments.

Business impairment charges increased $42 million, or 78%, compared to the Second Half 2008 in line with the continued deterioration in the operating environment during the half. The major movements in the impairment charge included:

•                  $32 million increase in IAPs, net of write-backs; and

•                  $11 million increase in CAPs due to increased stressed exposures in the current credit environment.

Business impaired assets to total committed exposure increased from 0.31% at 30 September 2008 to 0.42% at 31 March 2009.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

4.3.                         St.George Retail and Business Bank

St.George Retail & Business Bank (St.George RBB) is responsible for sales and servicing for our consumer, business and corporate customers(1) in Australia under the St.George brand. It includes the management and operation of Bank of South Australia (BankSA).

Segmentation in the St.George brand differs from the Westpac brand, where under the Westpac brand corporate customers are managed by the Institutional Bank.

Consumer activities are conducted through our network of branches, third party distributors, call centres, ATMs, EFTPOS terminals and internet banking services. The Corporate & Business Bank (CBB) provides business and corporate customers with a wide range of banking and financial products and services including specialist advice for Cash Flow Finance, Trade Finance, Automotive and Equipment Finance, Property Finance, Transaction Banking and Treasury Services. Sales and servicing activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and telephone banking channels.

18 Nov 08 to
$m	31 Mar 09
Net interest income	926
Non-interest income	258
Net operating income before operating expenses and impairment charges	1,184
Operating expenses	(491)
Profit before impairment charges and income tax expense	693
Impairment charges	(151)
Operating profit before tax	542
Tax and minority interests	(162)
Net profit after tax	380

Expense to income ratio (%)	41.5%

$bn
Deposits
Term deposits	22.2
Other	36.1
Total deposits	58.3

Net loans
Mortgages	76.4
Business	33.5
Other	5.0
Total net loans	114.9
Total assets	117.3

Financial Performance

First Half 2009

St.George RBB delivered a net profit after tax of $380 million. Revenue from increased balance sheet growth was partially offset by the costs associated with maintaining the branch network coupled with impairment charges impacted by the deteriorating economic conditions.

Net interest income of $926 million reflects the combined impact of both lending and deposit growth and improvement in lending spreads. Deposit growth was primarily driven by term deposits and transaction

(1) St.George corporate customer segment includes customers with facilities that typically do not exceed $150 million.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

accounts. This has effectively offset the impact of higher funding costs and decreased retail deposit spreads due to strong competition for term deposits.

Non-interest income of $258 million primarily consisted of deposit and lending fees.

Operating expenses of $491 million represented the costs of maintaining the St.George and BankSA distribution channels and brands, together with their associated technology, operations and administrative costs.

Impairment charges of $151 million reflected rises in business stressed loans and a more moderate deterioration in the consumer portfolio, as credit conditions continue to deteriorate. Increases in individual loan provisions have been experienced mainly in relation to commercial lending facilities. Commercial loan impairments reflect both higher defaults and higher loss given default by property development project and development sites that have been adversely impacted by the downturn in the property cycle. Increases in collective loan provisions have occurred in relation to both consumer and business loans.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

4.4.                         Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers either based in or with interests in Australia and New Zealand. WIB operates through dedicated sales industry teams, supported by specialist knowledge in financial and debt capital markets, transactional banking, specialised capital, margin lending, broking and alternative investment solutions. Customers are supported through branches and subsidiaries located in Australia, New Zealand, New York, London and Asia.

WIB’s result includes the Premium Business Group (PBG)(1), which was transferred from Westpac RBB during the First Half 2009. Comparatives have been restated to reflect this transfer.

WIB’s result also includes the results of the St.George institutional businesses from 18 November 2008.

$m	Half Year March 09	Half Year Sept 08	Half Year March 08	% Mov’t Sept 08- Mar 09	% Mov’t Mar 08- Mar 09
Net interest income	881	669	579	32	52
Non-interest income	705	523	587	35	20
Net operating income before operating expenses and impairment charges	1,586	1,192	1,166	33	36
Operating expenses	(490)	(459)	(443)	(7)	(11)
Profit before impairment charges and income tax expense	1,096	733	723	50	52
Impairment charges	(895)	(164)	(177)	large	large
Operating profit before tax	201	569	546	(65)	(63)
Tax and minority interests	(65)	(160)	(159)	59	59
Net profit after tax	136	409	387	(67)	(65)
Expense to income ratio (%)	30.9%	38.5%	38.0%	large	large

	$bn	$bn	$bn
Deposits	48.6	36.9	33.1	32	47
Net loans	82.7	75.9	73.0	9	13
Total assets	133.0	119.0	106.7	12	25
Funds under management	7.9	9.3	9.3	(15)	(15)

Financial Performance

First Half 2009 — First Half 2008

Features:

•                  Net profit after tax decreased 65%

•                  Net operating income before operating expenses and impairment charges up 36% driven by strong customer and markets revenue

•                  Impairment charges of $895 million compared to $177 million for the First Half 2008

Institutional Bank net profit after tax decreased $251 million or 65% compared to the First Half 2008. St.George contributed $39 million, or 4%, of profit before impairment charges and income tax expense, and $27 million, or 20%, of net profit after tax.

Net operating income before operating expenses and impairment charges increased 36%. St.George(2) contributed $55 million, or 3%, to net operating income before operating expenses and impairment charges. The 36% increase was driven by strong customer revenue growth and an excellent contribution from our markets activities. Profit before impairment charges and income tax expense increased 52% compared to the First Half 2008. St.George contributed $39 million, or 4%, to profit before impairment charges and income tax expense. Impairment charges for the First Half 2009 increased significantly, primarily due to three large corporate exposures.

(1)	Business customers with facilities typically from $10 million to $100 million.
(2)	St.George contributed operating revenue to our Debt Markets, Foreign Exchange, Commodities and Energy (FX&CCE) and Equities businesses.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

Institutional Bank revenue grew 36% reflecting increased customer activity across most core product groups and effective positioning in the face of volatile market prices. The strong trading results in our Foreign Exchange, Commodities, Carbon and Energy (FX&CCE) and Debt Markets businesses were achieved without a significant increase in Value at Risk (VaR). Average VaR in financial markets business was $9.3 million in the half compared to $7.1 million in the same period last year.

Operating income growth includes:

•                  FX & CCE revenue increased $286 million (131%) compared to the First Half 2008. This increase was due to higher volumes and margins due to significant volatility and improved competitive position, and profitable trading positioning. The St.George contribution was not material;

•                  Debt Markets revenue increased $204 million (65%) compared to the First Half 2008 as a result of strong performances in the financing and originations businesses with increased margins, volumes, and fee income. Strong trading results were achieved due to increased interest rate volatility. The St.George contribution was not material;

•                  Premium Business Group (PBG) revenue increased $12 million (7%) compared to the First Half 2008, with increased volumes and lending spreads being partly offset by higher funding costs;

•                  Revenue in Global Transactional Banking increased $31 million (17%) compared to the First Half 2008 as a result of significant deposit growth as customers increased cash holdings and ongoing growth in customer acquisition;

•                  During the First Half 2009 we have progressed with the integration of our Specialised Capital Group (SCG) and the Hastings Funds Management business (HFML). In light of the poor investment climate, we have recognised $115 million of markdowns in the value of assets and investments held. The remaining value of assets held for placement into funds and investments totals $443 million. Excluding the impact of these markdowns, revenue in the new Hastings business fell $37 million due to lower values of funds under management and the lack of origination income; and

•                  A significant deterioration in the ASX200 resulted in Equities revenue decreasing $6 million (9%) compared to First Half 2008. The declining market led to increased margin call activity and lower margin lending loan balances, with the revenue impact of lower lending balances being partially offset by improved margins. The fall in the market resulted in lower FUM in the Private Portfolio Management businesses with the impact on revenue being partially offset by improving margins. Broker income declined as a result of reduced ASX transactions volumes. Structured Products revenue also fell reflecting difficult market conditions and lower levels of customer interest in structured equity products. St.George contributed $10 million or 17% of the total Equities revenue.

Net loans at 31 March 2009 were $82.7 billion, an increase of 13% or $9.7 billion compared to 31 March 2008. Total net loans at 31 March 2009 includes $6.8 billion of St.George loans across the Debt Markets and Margin Lending businesses. The net interest margin in the Financing book has increased 13 basis points primarily due to the positive repricing of the loan portfolio.

Deposits at 31 March 2009 were $48.6 billion, an increase of 47% compared to 31 March 2008, primarily in our transactional Debt Markets and PBG businesses and reflects the market pressure on firms to hold higher levels of liquidity. The St.George contribution to deposit growth was not material.

Operating expenses increased 11% or $47 million to $490 million compared to the First Half 2008. St.George contributed $16 million, or 3%, to operating expenses. Operating expenses increased due to:

•                  Increased amortisation expense relating to projects initiated in 2008;

•                  Impact of foreign exchange rate movements on the offshore expense base; and

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

•                  Increased personnel costs mainly in the Debt Markets and Transactional Banking businesses as a result of continued volume growth.

This increase was partially offset by active cost management of discretionary and purchased service expenses.

Impairment charges total $895 million for the First Half 2009, $718 million higher than the First Half 2008. This is mainly due to a $372 million increase in provisions for three large corporate exposures and $156 million in Equities business. The higher charge is also due to higher collective provisioning for a number of downgrades of exposures across the portfolio as a result of a deteriorating economy. These downgrades have been made across a number of industries and are a result of deteriorating financial performance and asset values. The deterioration was evident in the large corporate and institutional customer base in late 2008 and is now impacting our PBG customers. New provisioning in the Equities business relates to exposures where there was a high concentration of security in single stocks or managed funds which were illiquid or where redemptions were frozen. The sharp decline in the equity markets during the First Half 2009 has made orderly liquidation of these provisions extremely difficult. Of the $4.0 billion in margin lending exposures as at 31 March 2009, $3.4 billion is in diversified portfolios and is considered low risk.

First Half 2009 — Second Half 2008

Features:

•                  Net profit after tax decreased 67% to $136 million driven by a $731 million increase in impairment charges

•                  Net operating income before operating expenses and impairment charges increased 33% due to strong customer and trading results

Institutional Bank net profit after tax decreased $273 million or 67% compared to the Second Half 2008. St.George contributed $27 million or 20% to net profit after tax.

Net operating income before operating expenses and impairment charges increased $394 million or 33% compared to the Second Half 2008. St.George contributed $55 million, or 3%, to net operating income before operating expenses and impairment charges. The 33% growth was due to:

•                  FX & CCE revenue increased $242 million due to volatility in foreign exchange markets leading to strong customer and trading revenue. The St.George contribution was not material;

•                  Debt Markets revenue increased $217 million due to strengthening of margins and trading activity. The St.George contribution was not material;

•                  Revenue from the Global Transactional Banking Business increased $26 million largely due to growth in deposits; and

•                  Revenue from the Specialised Capital Group fell by $125 million due to lower asset values and FUM, and a write down of assets.

•                  Revenue from the Equities business grew $19 million or 49%, including $10 million relating to St.George. Growth was due to improved margins in both Margin Lending and Private Portfolio Management businesses despite reductions in lending balances and FUM. Broking revenue deteriorated slightly reflecting lower overall market turnover. The Structured Products business delivered an improved result due to a more effective operating platform.

Net loans at 31 March 2009 were $82.7 billion, an increase of 9% or $6.8 billion compared to 30 September 2008 including $6.8 billion relating to St.George across the Debt Markets and Margin Lending businesses.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

Loans grew in the financing portfolio as customers secured their funding requirements in response to a more difficult credit market. Financing margins increased 8 basis points over the past 6 months representing the continued effect of the re-pricing of the loan portfolio. Margin loan exposures fell during the half in response to the deteriorating market conditions.

Deposits at 31 March 2009 were $48.6 billion, an increase of 32% or $11.7 billion compared to 30 September 2008 as customers responded to the challenging market conditions and pressures to de-leverage by strengthening their banking relationships. St.George did not contribute materially to the growing deposit balances.

Operating expenses increased $31 million or 7% compared to the Second Half 2008. St.George contributed $16 million, or 3%, to operating expenses. The 7% increase was due mainly to higher project costs including amortisation and higher exchange rates impacting our offshore expense base partly offset by tight expense management in the Equities business through a reduction in discretionary spending, increased efficiencies and the impact of lower volumes.

Impairment charges increased $731 million compared to the Second Half 2008 representing three large corporate exposures, three Margin Lending exposures, general deterioration of economic conditions and loan book growth.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

4.5.                         BT Financial Group (Australia)

BT Financial Group Australia (BTFG) is Westpac’s wealth management business. As a result of the merger with St.George, Westpac’s wealth management business now also includes operations under the Asgard, Advance and Securitor brands for reporting purposes. BTFG designs, manufactures and distributes financial products that are designed to help our customers to achieve their financial goals by administering, managing and protecting their assets. These products include retail investments, personal and business superannuation (pensions), life, general and lenders mortgage insurance, deposit bonds and client portfolio administration (Wrap and Master Trust platforms). BTFG also provides financial planning advice and private banking products and services.

BT Investment Management Limited (BTIM), which is 60% owned by Westpac and consolidated within the Funds Management business of BTFG, operates the Australian investment management business.

Asgard, an entity within St.George Wealth, offers a superannuation and wealth management administration platform business. Advance Fund Management, an entity within St.George Wealth, provides an investment packaging business.

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	109	56	55	95	98
Non-interest income	591	553	543	7	9
Net operating income before operating expenses and impairment charges	700	609	598	15	17
Operating expenses	(409)	(320)	(325)	(28)	(26)
Profit before impairment charges and income tax expense	291	289	273	1	7
Impairment charges	(7)	(2)	(2)	large	large
Operating profit before tax	284	287	271	(1)	5
Tax and minority interests	(90)	(88)	(71)	(2)	(27)
Net profit after tax	194	199	200	(3)	(3)
Expense to income ratio (%)	58.4%	52.5%	54.3%	large	large

	$bn	$bn	$bn
Total assets	24.6	22.7	22.2	8	11
Funds under management	29.2	32.3	35.3	(10)	(17)
Funds under administration	62.0	41.6	42.4	49	46

Financial Performance

First Half 2009 — First Half 2008

Features:

•                  Net profit after tax decreased $6 million

•                  Net operating income before operating expenses and impairment charges increased $102 million

•                  FUM and FUA as at 31 March 2009 increased $13.5 billion

•                  Operating expenses increased $84 million

Net profit after tax decreased $6 million or 3% compared to the First Half 2008. Net profit after tax excluding the impact of St.George amounted to $147 million, a decrease of $53 million or 27% compared to the First Half 2008. Significantly weaker global investment markets directly contributed $38 million of this reduction.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

FUM of $29.2 billion as at 31 March 2009 decreased $6.1 billion or 17% compared to 31 March 2008. This result reflects the impact of St.George adding $2.0 billion of funds, partially offset by falls in investment markets.

FUA of $62.0 billion as at 31 March 2009 increased by $19.6 billion or 46% compared to 31 March 2008. This result reflects the impact of St.George adding $26.3 billion of funds, partially offset by falls in investment markets.

Net operating income before operating expenses and impairment charges increased $102 million or 17% compared to the First Half 2008. Net operating income excluding the impact of St.George amounted to $550 million, which represents a decrease of $48 million or 8% compared to the First Half 2008. Weaker global investment markets led to a $55 million reduction in net operating income, which was offset by an increase in Insurance net operating income of $7 million, primarily due to strong premium growth.

Operating expenses increased $84 million or 26% compared to the First Half 2008. Operating expenses excluding the impact of St.George amounted to $331 million, which represents an increase of $6 million or 2% compared to the First Half 2008.

First Half 2009 — Second Half 2008

Features:

•      Net profit after tax decreased $5 million

•      Net operating income before operating expenses and impairment charges increased $91 million

•      FUM and FUA as at 31 March 2009 decreased $17.3 billion

•      Operating expenses increased $89 million

Net profit after tax decreased $5 million or 3% compared to the Second Half 2008. Net profit after tax excluding the impact of St.George amounted to $147 million, which represents a decrease of $52 million or 26% compared to the Second Half 2008. Significantly weaker global investment markets directly contributed $50 million of this reduction.

FUM of $29.2 billion at 31 March 2009 decreased $3.1 billion or 10% compared to 30 September 2008. This result reflects the impact of St.George adding $2.0 billion of funds, partially offset by falls in investment markets.

FUA of $62.0 billion at 31 March 2009 increased by $20.4 billion or 49% compared to 30 September 2008. This result reflects the impact of St.George adding $26.3 billion of funds, partially offset by falls in investment markets.

Net operating income before operating expenses and impairment charges increased $91 million or 15% compared to the Second Half 2008. Net operating income excluding the impact of St.George amounted to $550 million, which represents a decrease of $59 million or 10% compared to the Second Half 2008. Weaker global investment markets led to a $71 million reduction in net operating income, which was partially offset by an increase in net operating income due to improving margins. Insurance net operating income was impacted by an increase in claims compared to the Second Half 2008.

Operating expenses increased $89 million or 28% compared to the Second Half 2008. Operating expenses excluding the impact of St.George amounted to $331 million, which represents an increase of $11 million or 3% compared to the Second Half 2008.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

4.6.                         New Zealand

New Zealand operations provide banking and wealth management products and services to New Zealand consumer and business customers. The New Zealand wealth business includes Westpac Life New Zealand and BT New Zealand. The results do not include the earnings of our New Zealand Institutional Bank. All figures are in New Zealand dollars (NZ$)

NZ$m	Half Year March 09	Half Year Sept 08	Half Year March 08	% Mov’t Sept 08- Mar 09	% Mov’t Mar 08- Mar 09
Net interest income	622	590	568	5	10
Non-interest income	214	220	204	(3)	5
Net operating income before operating expenses and impairment charges	836	810	772	3	8
Operating expenses	(365)	(359)	(357)	(2)	(2)
Profit before impairment charges and income tax expense	471	451	415	4	13
Impairment charges	(184)	(109)	(61)	(69)	large
Operating profit before tax	287	342	354	(16)	(19)
Tax and minority interests	(85)	(108)	(115)	21	26
Net profit after tax	202	234	239	(14)	(15)
Expense to income ratio (%)	43.7%	44.3%	46.2%	60bps	250bps

	$bn	$bn	$bn
Deposits
Term deposits	14.1	13.5	13.0	4	8
Other	13.9	13.7	13.5	1	3
Total deposits	28.0	27.2	26.5	3	6
Net loans
Mortgages	31.4	31.0	30.5	1	3
Business	14.0	13.8	12.9	1	9
Other	1.7	1.7	1.7	—	—
Total net loans	47.1	46.5	45.1	1	4
Total assets	48.4	47.7	46.3	1	5
Funds under management	2.0	2.0	1.9	—	5

Financial Performance (NZ$)

First Half 2009 — First Half 2008

Features:

•    Net profit after tax down 15%, impacted by a significant increase in impairment charges, up $123 million as the New Zealand economy remained in recession

•    Profit before impairment charges and income tax expense up 13% driven by solid income growth

•    Continued expense discipline

New Zealand delivered net profit after tax of $202 million for the First Half 2009, down 15% on the First Half 2008. Net operating income before operating expenses and impairment charges growth of 8% was led by solid growth in net interest income.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

Net interest income increased 10% compared to the First Half 2008 due to:

•                  Consumer lending growth of 3%, reflecting a slowdown in mortgage growth as easing property valuations and rising unemployment dampened demand. Some restoration of spreads occurred as interest rates declined;

•                  Business lending was up 9% mainly in dairy and infrastructure. Spreads increased reflecting the recoupment of higher funding costs and increased risk premium; and

•                  Deposits grew 6% mainly in term deposits. Deposit spreads declined 35 basis points due to increased competition for retail deposits and a preference for lower spread products such as term deposits.

Non-interest income increased 5% compared to the First Half 2008 primarily due to higher income from mortgage funds.

The expense to income ratio improved 250 basis points to 43.7%. Expenses grew 2% as wage increases were offset by process improvements and sourcing initiatives reducing expenses in areas such as print management and car leasing.

Impairment charges increased $123 million compared to the First Half 2008 driven by the continued slowdown in the New Zealand economy:

•                  Business individually assessed provisions increased $30 million as more businesses experienced deteriorating operating conditions, particularly in the property sector;

•                  Housing individually assessed provisions increased $31 million as a result of continued stress in the housing portfolio; and

•                  Collectively assessed provisions increased $62 million mainly due to an increase in the number of exposures downgraded in the business portfolio.

Housing delinquencies greater than 90 days increased 48 basis points (from 34 basis points to 82 basis points).

Stressed exposures as a percentage of total committed exposures (TCE) increased from 191 basis points to 492 basis points primarily driven by the business portfolio.

First Half 2009 — Second Half 2008

Features:

•      Net profit after tax down 14%

•      Profit before impairment charges and income tax expense up 4% driven by net interest income growth

•      Impairment charges up 69% as the recession continued

New Zealand net profit after tax was down 14% compared to the Second Half 2008.

Net operating income before operating expenses and impairment charges growth of 3% was driven by 5% net interest income growth partially offset by 3% decrease in non-interest income compared to the Second Half 2008.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

Net interest income growth of 5% compared to the Second Half 2008 was driven by:

•                  Consumer lending increasing 1% reflecting slowing demand for credit. Spreads were higher than the Second Half 2008 reflecting the ongoing shift to floating rate products and recouping spreads reduced in the prior year;

•                  Business lending was up 1%, with spreads also higher than in the Second Half 2008; and

•                  Deposit growth of 3%. Spread compression was 14 basis points as a result of the competitive environment.

Non-interest income was down 3% compared to the Second Half 2008 due to the non-recurring impact of the re-pricing of the credit card loyalty program in June 2008.

Expenses grew 2%, reflecting tight control over operating costs.

Impairment charges increased $75 million due to the deepening recession and as a result of:

•                  Business and housing individually assessed provisions increasing $27 million; and

•                  Collectively assessed provisions increasing $48 million, mainly as a result of deterioration in the credit of a number of business exposures.

Credit card delinquencies greater than 90 days increased 2 basis points.

Stressed exposures as a percentage of TCE increased 201 basis points (from 291 basis points to 492 basis points), primarily driven by the business portfolio.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

4.7.                         Pacific Banking

Pacific Banking provides banking services for retail and business customers throughout the South Pacific Island Nations. Branches, ATMs, telephone banking and Internet banking channels are used to deliver our core business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Pacific Banking’s financial products include home, personal and business lending and savings and investment accounts.

$m	Half Year March 09	Half Year Sept 08	Half Year March 08	% Mov’t Sept 08- Mar 09	% Mov’t Mar 08- Mar 09
Net interest income	73	63	54	16	35
Non-interest income	79	53	53	49	49
Net operating income before operating expenses and impairment charges	152	116	107	31	42
Operating expenses	(45)	(34)	(33)	(32)	(36)
Profit before impairment charges and income tax expense	107	82	74	30	45
Impairment charges	(4)	(9)	(7)	56	43
Operating profit before tax	103	73	67	41	54
Tax and minority interests	(34)	(25)	(22)	(36)	(55)
Net profit after tax	69	48	45	44	53
Expense to income ratio (%)	29.6%	29.3%	30.8%	(30bps )	120bps

	$bn	$bn	$bn
Deposits	2.1	2.2	1.8	(5)	17
Total assets	2.6	2.4	2.0	8	30

Financial Performance

First Half 2009 – First Half 2008

Features:

•                  Net profit after tax up 53% reflecting solid business growth, higher foreign exchange earnings and a significant positive foreign exchange impact on local currency earnings

Net profit after tax for Pacific Banking increased 53% compared to the First Half 2008, driven by an increase in net operating income before operating expenses and impairment charges of 42%. Movements in exchange rates in the Pacific region impacted individual line items and reported earnings positively, increasing net profit after tax $12 million compared to the First Half 2008.

Pacific region currencies strengthened significantly against the Australian dollar in the First Half 2009. Excluding the foreign exchange impact, underlying operating income grew 14% whilst expenses grew 13% in line with overall business growth.

The strong performance was driven primarily by healthy volume growth and strong foreign exchange earnings. Deteriorating economic conditions began to reduce customer activity across the region during the second quarter.

Impairment charges in the First Half 2009 for the Pacific region remained low.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

First Half 2009 — Second Half 2008

Features:

•                  Net profit after tax up 44% reflecting solid business growth, higher FX earnings and a significant positive foreign exchange impact on local currency earnings

Net profit after tax for Pacific Banking increased 44% compared to the Second Half 2008, primarily driven by net operating income before operating expenses and impairment charges growth of 31% of which $29 million, or 25%, can be attributed to foreign exchange translation impacts. Movements in exchange rates in the Pacific region had a positive impact of $14 million on net profit after tax compared to the Second Half 2008.

Non-interest income increased due to strong foreign exchange earnings and higher volumes as importers sought to lock-in forward rates.

Expenses increased $11 million, or 32%, compared to the Second Half 2008 due to the impact of Pacific currencies strengthening against the Australian dollar.

Impairment charges were significantly lower during First Half 2009 as a result of credit downgrades in one portfolio in the Second Half 2008 not repeated in the First Half 2009.

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

4.8.                         Group Business Unit

This segment comprises:

•                  Group items, including earnings on surplus capital, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments (such as hedge results associated with hedging our New Zealand earnings), earnings from property sales and certain other head office items such as centrally raised provisions;

•                  Group Treasury, which is primarily focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Group Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage net interest income outcomes and assist net interest income growth; and

•                  Structured Finance which originates and executes large principal transactions on behalf of Westpac which are typically multi-jurisdictional. Structured Finance transactions can be high yielding asset transactions or liability transactions which raise low cost funds on Westpac’s behalf.

$m	Half Year March 09	Half Year Sept 08	Half Year March 08	% Mov’t Sept 08- Mar 09	% Mov’t Mar 08- Mar 09
Net interest income	643	259	230	148	180
Non-interest income	12	(21)	381	157	(97)
Net operating income before operating expenses and impairment charges	655	238	611	175	7
Operating expenses	(213)	(391)	(64)	46	large
Profit before impairment charges and income tax expense	442	(153)	547	large	(19)
Impairment charges	(123)	(43)	(32)	(186)	large
Operating profit before tax	319	(196)	515	large	(38)
Tax and minority interests	(81)	98	7	(183)	large
Net profit after tax	238	(98)	522	large	(54)

Group Treasury

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net interest income	466	186	156	151	199
Non-interest income	(10)	49	—	(120)	—
Net profit after tax	293	142	98	106	199

Structured Finance

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Net profit after tax	15	25	25	(40)	(40)

	$bn	$bn	$bn
Net loans	1.0	1.0	1.0	—	—
Total assets	2.6	3.0	2.8	(13)	(7)

First Half 2009 - First Half 2008

Net profit after tax decreased by $284 million compared to the First Half 2008.  This was mainly driven by an increase in operating expenses of $149 million and a $91 million increase in impairment charges following a further addition of $120 million to the economic overlay provision in the First Half 2009.

Net operating income before operating expenses and impairment charges increased by $44 million with the main components comprising:

•                  A $300 million uplift in Group Treasury as a result of increased returns from interest rate risk management positions;

BUSINESS UNIT PERFORMANCE	US Interim Profit Announcement 2009

•                  $168 million relating to the unwind of a fair value accounting adjustment relating to short-term wholesale funding and deposits as part of the merger; and

•                  Policyholder tax recoveries from our life insurance business;

Partially offset by lower non-interest income as a result of:

•                  One-off gains on the BTIM IPO ($141 million) and Visa Inc. IPO ($295 million) in First Half 2008; and

•                  Reduced benefits from hedging of our overseas operations and lower R&D rebates and property sales included in the First Half 2008 and not repeated in the First Half 2009.

Operating expenses increased by $149 million primarily due to $125 million of merger transaction and integration costs in the First Half 2009 and a one-off expense of $77 million reflecting the recognition of a provision with respect to long standing legal proceedings where a judgment was received during the First Half 2009.  Partially offsetting this, $43 million of costs relating to the BTIM IPO were incurred in First Half 2008.

The increase in the tax expense is largely due to the tax effect of movements in the policyholder tax recoveries from our life insurance business.

First Half 2009 - Second Half 2008

Net profit after tax increased by $336 million compared to the Second Half 2008.  This was mainly driven by an increase in net operating income before operating expenses and impairment charges of $417 million and a reduction of $178 million in operating expenses partially offset by higher impairment charges.

Net operating income before operating expenses and impairment charges increased by $417 million in the First Half 2009. This was primarily due to a higher contribution from Group Treasury and the unwind of the short-term wholesale funding and deposits fair value accounting adjustments in the First Half 2009.

Operating expenses decreased by $178 million compared to the Second Half 2008.  This was due to $323 million of one-off expenses relating to efficiency initiatives and capitalised expense reviews recognised in Second Half 2008 being higher than the merger and integration costs and litigation costs incurred in the First Half 2009 which are referred to above.

The increase in the tax expense is due to the increase in profit before tax and the tax effect of movements in the policyholder tax recoveries from our life insurance business.

Group Treasury Value at Risk (VaR)

An increase in average daily VaR from $22.9 million for the Second Half 2008 to $41.4 million for the First Half 2009 reflects the continued impact of further increases in market volatility on the holdings of liquid assets, continued aggressive monetary policy easing in Australia, New Zealand and the US and basis positions used to manage the conversion of foreign currency borrowings.

VaR numbers for the First Half 2009 includes St.George treasury positions from 18 November 2008.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

5.            FIRST HALF 2009 REPORTED FINANCIAL INFORMATION

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Notes to the statements shown in Sections 5.1, 5.2, 5.3, and 5.4 as required by Appendix 4D are referenced in the margin of the relevant tables

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

5.1.        Consolidated Income Statement (unaudited)

					% Mov’t	% Mov’t
		Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	Note	March 09	Sept 08	March 08	Mar 09	Mar 09
Interest income	4	15,843	15,382	13,699	3	16
Interest expense	4	(10,285)	(11,630)	(10,229)	12	(1)
Net interest income		5,558	3,752	3,470	48	60
Non-interest income	5	2,529	1,955	2,428	29	4
Net operating income before operating expenses and impairment charges		8,087	5,707	5,898	42	37
Operating expenses	6	(3,429)	(2,899)	(2,556)	(18)	(34)
Impairment charges	12	(1,557)	(498)	(433)	large	large
Profit before income tax		3,101	2,310	2,909	34	7
Income tax expense	8	(885)	(613)	(674)	(44)	(31)
Net profit for the period		2,216	1,697	2,235	31	(1)
Net profit attributable to minority interests		(41)	(40)	(33)	(3)	(24)
Net profit attributable to equity holders of WBC		2,175	1,657	2,202	31	(1)

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

5.2.        Consolidated Balance Sheet (unaudited)

					% Mov’t	% Mov’t
As at		31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	Note	2009	2008	2008	Mar 09	Mar 09
Assets
Cash and balances with central banks		3,866	4,809	4,109	(20)	(6)
Due from other financial institutions		24,494	21,345	30,094	15	(19)
Derivative financial instruments	20	50,877	34,810	22,859	46	123
Trading securities		30,581	39,534	24,688	(23)	24
Other financial assets designated at fair value		2,840	2,547	1,637	12	73
Available-for-sale securities		2,053	1,613	1,137	27	81
Loans for consumer purposes	11	277,205	187,245	173,755	48	60
Loans for business purposes	11	171,667	126,300	124,345	36	38
Life insurance assets		10,635	12,547	13,407	(15)	(21)
Regulatory deposits with central banks overseas		932	927	1,053	1	(11)
Goodwill and other intangible assets(1)		11,594	2,989	3,071	large	large
Property, plant and equipment		853	505	492	69	73
Current tax assets		—	77	—	(100)	—
Net deferred tax assets		1,583	756	827	109	91
Other assets		5,050	3,672	3,695	38	37
Total assets		594,230	439,676	405,169	35	47

Liabilities
Due to other financial institutions		11,842	15,861	13,776	(25)	(14)
Deposits at fair value	18	56,977	60,011	63,758	(5)	(11)
Deposits at amortised cost	18	265,256	173,719	159,719	53	66
Derivative financial instruments	20	50,216	24,970	19,627	101	156
Trading liabilities and other financial liabilities designated at fair value		14,405	16,689	10,481	(14)	37
Debt issues		122,685	96,398	86,594	27	42
Acceptances		2,424	3,971	5,803	(39)	(58)
Current tax liabilities		1,289	—	469	—	175
Life insurance liabilities		10,039	11,953	12,738	(16)	(21)
Provisions		1,335	1,106	816	21	64
Other liabilities		9,003	6,809	5,685	32	58
Total liabilities excluding loan capital		545,471	411,487	379,466	33	44

Loan capital
Subordinated bonds, notes and debentures		8,929	6,545	5,672	36	57
Subordinated perpetual notes		568	486	425	17	34
Trust preferrred securities 2004 (TPS 2004)		855	666	595	28	44
Westpac SPS		1,022	1,021	—	—	—
Westpac SPS II		897	—	—	—	—
Total loan capital		12,271	8,718	6,692	41	83
Total liabilities		557,742	420,205	386,158	33	44

Net assets		36,488	19,471	19,011	87	92

Shareholders’ equity
Share capital:
Ordinary share capital		23,139	6,744	6,428	large	large
Treasury and RSP Treasury shares		(189)	(151)	(170)	(25)	(11)
Reserves		319	256	245	25	30
Retained profits		11,287	10,698	10,588	6	7
Total equity attributable to equity holders of WBC		34,556	17,547	17,091	97	102

Minority Interests
Trust preferred securities 2003 (TPS 2003)		1,132	1,137	1,137	—	—
Trust preferred securities 2006 (TPS 2006)		753	755	755	—	—
Other		47	32	28	47	68
Total minority interests		1,932	1,924	1,920	—	1
Total shareholders equity and minority interests		36,488	19,471	19,011	87	92

(1)

Goodwill and other intangible assets included $586 million in capitalised software costs ($464 million at 30 September 2008 and $548 million at 31 March 2008) with an average amortisation period of approximately three years.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

5.3.        Consolidated Cash Flow Statement (unaudited)

					% Mov’t	% Mov’t
		Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	Note	March 09	Sept 08	March 08	Mar 09	Mar 09
Cash flows from operating activities
Interest received		16,024	15,421	13,344	4	20
Interest paid		(9,616)	(11,325)	(10,064)	15	4
Dividends received excluding life business		10	12	3	(17)	large
Other non-interest income received		1,756	1,651	1,488	6	18
Operating expenses paid		(2,029)	(2,201)	(2,043)	8	1
Net (increase)/decrease in trading and fair value assets		15,744	(15,266)	(2,731)	large	large
Net increase/(decrease) in trading and fair value liabilities		(9,589)	6,165	2,305	large	large
Net (increase)/decrease in derivative financial instruments		19,686	(1,349)	(4,865)	large	large
Income tax paid excluding life business		(357)	(859)	(715)	58	50
Life business:
Receipts from policyholders and customers		1,298	1,324	1,322	(2)	(2)
Interest and other items of similar nature		27	15	21	80	29
Dividends received		192	609	239	(68)	(20)
Payments to policyholders and suppliers		(1,358)	(1,674)	(1,474)	19	8
Income tax paid		(43)	(23)	(57)	(87)	25
Net cash provided/(used in) by operating activities	21	31,745	(7,500)	(3,227)	large	large
Cash flows from investing activities
Proceeds from available-for-sale securities		2,987	2,379	2,135	26	40
Purchase of available-for-sale securities		(1,084)	(2,929)	(1,946)	63	44
Net (increase)/decrease in:
Due from other financial institutions		1,032	9,115	(1,739)	(89)	159
Loans		(16,524)	(16,329)	(22,869)	(1)	28
Life insurance assets		17	71	396	(76)	(96)
Regulatory deposits with central banks overseas		98	240	(321)	(59)	131
Other assets		2,994	4,186	(878)	(28)	large
Purchase of intangible assets		(139)	(200)	(113)	31	(23)
Purchase of property, plant and equipment		(117)	(114)	(81)	(3)	(44)
Proceeds from disposal of property, plant and equipment		—	44	20	(100)	(100)
Controlled entities and businesses disposed, net of cash held		—	—	70	—	(100)
Partial disposal of controlled entities		—	—	229	—	(100)
Controlled entities and businesses acquired, net of cash held and transaction costs		378	—	(137)	—	large
Net cash provided/(used in) by investing activities		(10,358)	(3,537)	(25,234)	(193)	59
Cash flows from financing activities
Issue of loan capital (net of issue costs)		897	1,540	—	(42)	—
Redemption of loan capital		(1,869)	—	(1,064)	—	(76)
Proceeds from share placements and share purchase plan		2,890	—	—	—	—
Proceeds from exercise of employee options		2	14	15	(86)	(87)
Purchase of share on exercise of employee options and rights		(10)	(59)	(73)	83	86
Net increase/(decrease) in:
Due to other financial institutions		(10,935)	1,055	4,707	large	large
Deposits		8,552	8,755	21,589	(2)	(60)
Debt issues		(19,457)	1,015	5,802	large	large
Other liabilities		(1,617)	410	300	large	large
Purchase of treasury shares		(35)	—	(73)	—	52
Sale of treasury shares		—	19	17	(100)	(100)
Payment of dividends - Westpac shareholders		(887)	(952)	(920)	7	4
DRP underwritten		887	—	—	—	—
Payment of dividends - St.George shareholders		(708)	—	—	—	—
Payment of dividends to minority interests		(40)	(48)	(25)	17	(60)
Net cash provided/(used in) by financing activities		(22,330)	11,749	30,275	large	(174)
Net increase/(decrease) in cash and cash equivalents		(943)	712	1,814	large	(152)
Effect of exchange rate changes on cash and cash equivalents		—	(12)	52	100	(100)
Cash and cash equivalents at beginning of the period		4,809	4,109	2,243	17	114
Cash and cash equivalents at period end		3,866	4,809	4,109	(20)	(6)

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

5.4.        Consolidated Statement of Recognised Income and Expense (unaudited)

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Gains/(losses) on available-for-sale securities:
Recognised in equity	(16)	(7)	40	(129)	(140)
Transferred to income statement	60	1	2	large	large
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(149)	(186)	(34)	20	large
Transferred to income statement	(34)	(10)	5	large	large
Defined benefit obligation actuarial gains/(losses) recognised in equity	(224)	(235)	(143)	5	(57)
Exchange differences on translation of foreign operations	132	99	(13)	33	large
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	(16)	(8)	(13)	(100)	(23)
Cash flow hedging reserve	57	62	5	(8)	large
Foreign currency translation reserve	(17)	8	9	large	large
Net income recognised directly in equity	(207)	(276)	(142)	25	(46)
Profit for the period	2,216	1,697	2,235	31	(1)
Total recognised income and expense for the period	2,009	1,421	2,093	41	(4)
Attributable to:
Members of the parent	1,968	1,381	2,060	43	(4)
Minority interests	41	40	33	3	24
Total recognised income and expense for the period	2,009	1,421	2,093	41	(4)

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

5.5.        Notes to the First Half 2009 Reported Financial Information (unaudited)

Note 1.  Basis of preparation of financial information

(i)           General

The accounting policies and methods of computation adopted in the preparation of the First Half 2009 Financial Information are the same as those in the previous financial year and corresponding interim reporting period, except as noted below. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period.

The accounting policies and methods of computation adopted in the previous financial year were in accordance with the Australian equivalents to International Financial Reporting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act. Westpac’s consolidated financial statements for the previous financial year also comply with International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board.

All amounts have been rounded to the nearest million dollars unless otherwise stated.

(ii)          Changes in accounting policies

The following standards, interpretations and amendments have been adopted in the 2009 financial year:

Interpretation 13 Customer Loyalty Programmes was adopted with effect from 1 October 2007. Interpretation 13 addresses how companies that grant their customers loyalty award credits when buying goods and services should account for their obligation to provide free or discounted goods and services, if and when customers redeem the points. Interpretation 13 requires the entity to allocate some of the proceeds of the initial sale to awards credits and recognise these proceeds as revenue when the provision of free goods or services is fulfilled. The change in accounting policy has been applied retrospectively in accordance with the transitional provisions of the Interpretation. As a result of this amendment at 1 October 2007 retained earnings decreased by $34 million and the deferred revenue balance increased by $48 million with deferred tax asset balance increasing by $14 million. The revised interpretation resulted in an increase to non interest income of $181 million for the six months ended 31 March 2009 ($81 million for the six months ended 30 September 2008, $104 million for the six months ended 31 March 2008) and an increase in operating expenses of $158 million for the six months ended 31 March 2009 ($81 million for the six months ended 30 September 2008, $104 million for the six months ended 31 March 2008).

With effect from 1 October 2007, the Group changed its accounting treatment for actuarial gains and losses on its employee defined benefit superannuation plans. The revised policy brings to account all unrecognised actuarial gains/losses outside of the profit and loss directly in the statement of recognised income and expenses. At 30 September 2007 the defined benefit obligation decreased by $158 million and retained earnings increased by $111 million. Previously the Group applied the corridor approach. At 31 March 2009 the cumulative change resulted in a decrease to retained earnings of $491 million and an increase in the retirement benefit deficit balance of $702 million (30 September 2008: decrease in retained earnings of $267 million and an increase in retirement benefit deficit balance of $381 million, 31 March 2008: decrease in retained earnings of $32 million and an increase in retirement benefit deficit balance of $46 million). Deferred tax entries have been recognised for the difference between the change to retained earnings and the retirement benefit deficit balance.

In October 2008 the AASB and IASB issued an amendment to AASB 139 Financial Instruments: Recognition and Measurement (AASB 139), in response to the global financial crisis. The amendment permits the

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

reclassification of certain financial instruments in limited circumstances. Westpac has not made use of this amendment in its 2009 Interim Financial Report.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 2. Interest spread and margin analysis

	Half Year	Half Year	Half Year
	March 09	Sept 08	March 08
Group
Average external interest earning assets ($m)	476,095	360,701	342,613
Net interest income ($m)	5,558	3,752	3,470
Tax equivalent gross-up(1)	23	34	38
Adjusted net interest income ($m)	5,581	3,786	3,508
Interest spread (%)	2.17	1.80	1.72
Benefit of net non-interest bearing liabilities and equity (%)	0.18	0.30	0.33
Interest margin (%)	2.35	2.10	2.05

(1)  Westpac has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to provide improved comparability, this income is presented on a tax equivalent basis.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 3. Average balance sheet and interest rates

	Half Year			Half Year			Half Year
	31 March 2009			30 September 2008			31 March 2008
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Due from other financial institutions	32,289	516	3.2%	23,743	797	6.7%	30,209	1,007	6.7%
Trading securities	35,250	952	5.4%	29,886	1,049	7.0%	20,802	706	6.8%
Available-for-sale securities	1,650	62	7.5%	2,557	70	5.5%	2,187	68	6.2%
Other financial assets designated at fair value	1,175	24	4.1%	1,230	56	9.1%	1,204	36	6.0%
Regulatory deposits	930	13	2.8%	1,314	3	0.5%	838	28	6.7%
Loans and other receivables	404,801	14,299	7.1%	301,971	13,441	8.9%	287,373	11,892	8.3%
Total interest earning assets and interest income(1)	476,095	15,866	6.7%	360,701	15,416	8.5%	342,613	13,737	8.0%
Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	1,292			17			1,451
Life insurance assets	11,428			13,257			14,863
All other assets(2)	85,370			35,060			34,974
Total non-interest earning assets	98,090			48,334			51,288
Total assets	574,185			409,035			393,901

	Half Year			Half Year			Half Year
	31 March 2009			30 September 2008			31 March 2008
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits	289,626	6,478	4.5%	215,701	6,956	6.4%	212,045	6,405	6.0%
Due to other financial institutions	17,229	312	3.6%	10,848	227	4.2%	8,916	222	5.0%
Loan capital	11,679	323	5.5%	7,635	260	6.8%	7,425	224	6.0%
Other interest bearing liabilities(3)	138,615	3,172	4.6%	110,556	4,187	7.6%	96,604	3,378	7.0%
Total interest bearing liabilities and interest expense	457,149	10,285	4.5%	344,740	11,630	6.7%	324,990	10,229	6.3%
Non-interest bearing liabilities
Deposits and due to other financial institutions	11,937			9,731			8,903
Life insurance policy liabilities	10,829			12,570			13,776
All other liabilities(4)	63,152			22,871			28,121
Total non-interest bearing liabilities	85,918			45,172			50,800
Total liabilities	543,067			389,912			375,790
Shareholders' equity	29,205			17,202			16,196
Minority interests	1,913			1,921			1,915
Total equity	31,118			19,123			18,111
Total liabilities and equity	574,185			409,035			393,901

(1)  Total net interest income presented in the average balance sheet includes a tax equivalent gross up of $23 million for the First Half 2009 ($23 million benefit in interest income). First Half 2008 comparatives include a tax equivalent gross up of $38 million ($38 million benefit in interest income). Second Half 2008 comparatives include a tax equivalent gross up of $34 million ($34 million benefit in interest income).

(2)  Includes property, plant and equipment, goodwill and intangibles, derivative financial instruments, other assets and deferred tax assets.

(3)  Includes net impact of Group Treasury balance sheet management activities.

(4)  Includes provisions for current and deferred income tax and derivative financial instruments.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 3. Average balance sheet and interest rates (continued)

	Half Year			Half Year			Half Year
	31 March 2008			30 September 2008			31 March 2008
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Loans and other receivables:
Australia	350,112	12,144	7.0%	251,695	11,125	8.8%	237,198	9,659	8.1%
New Zealand	47,568	1,983	8.4%	44,935	2,108	9.4%	45,093	2,112	9.4%
Other overseas	7,121	172	4.8%	5,341	208	7.8%	5,082	121	4.8%

Deposits:
Australia	241,277	5,437	4.5%	168,215	5,562	6.6%	162,833	4,894	6.0%
New Zealand	28,965	805	5.6%	27,471	1,038	7.6%	28,305	1,058	7.5%
Other overseas	19,384	236	2.4%	20,015	356	3.6%	20,907	453	4.3%

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 4. Net interest income

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Interest income
Loans	14,400	13,250	11,748	9	23
Due from other financial institutions	516	784	998	(34)	(48)
Available-for-sale securities	62	61	53	2	17
Regulatory deposits with central banks overseas	13	3	28	large	(54)
Trading securities	942	1,052	702	(10)	34
Net gain/(loss) on ineffective hedges	23	(3)	4	large	large
Other financial assets designated at fair value	24	56	36	(57)	(33)
Other	(137)	179	130	(177)	large
Total interest income(1)	15,843	15,382	13,699	3	16

Interest expense
Current and term deposits	(5,257)	(4,825)	(4,250)	(9)	(24)
Due to other financial institutions	(312)	(227)	(222)	(37)	(41)
Debt issues	(2,338)	(2,334)	(2,146)	—	(9)
Loan capital	(323)	(260)	(224)	(24)	(44)
Trading liabilities	(262)	(994)	(917)	74	71
Deposits at fair value	(1,221)	(2,131)	(2,155)	43	43
Other	(572)	(859)	(315)	33	(82)
Total interest expense	(10,285)	(11,630)	(10,229)	12	(1)
Net interest income(1)	5,558	3,752	3,470	48	60

(1)

Total interest income and net interest income for the First Half 2009 in Note 3 are $23 million lower than total interest income and net interest income for the First Half 2009 in Note 2 (Second Half 2008: $34 million; First Half 2008: $38 million) because Note 2 includes a tax equivalent gross-up.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 5. Non-interest income

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Fees and commissions
Banking and credit related fees	408	271	282	51	45
Transaction fees and commissions received	787	636	682	24	15
Service and management fees	1	4	1	(75)	—
Other non-risk fee income	106	111	73	(5)	45
	1,302	1,022	1,038	27	25
Wealth management and insurance income
Life insurance and funds management net operating income	545	501	431	9	26
General insurance commissions and premiums (net of claims paid)	85	66	44	29	93
	630	567	475	11	33
Trading income(1)
Foreign exchange	659	286	228	130	189
Other trading securities	7	58	160	(88)	(96)
	666	344	388	94	72
Other income
Dividends received	10	12	3	(17)	large
Rental income	2	1	—	100	—
Net gain/(loss) on ineffective hedges	7	3	—	133	—
Hedging overseas operations	(24)	(30)	(27)	20	11
Net gain/(loss) on derivatives held for risk
management purposes(2)	91	22	64	large	42
Gain/(loss) on disposal of assets	1	(6)	463	117	(100)
Net gain/(loss) on financial assets at fair value	(40)	9	(10)	large	large
Other	(116)	11	34	large	large
	(69)	22	527	large	(113)
Non-interest income	2,529	1,955	2,428	29	4

(1)	Trading income includes earnings from our WIB Markets and Pacific Banking businesses as well as our Treasury foreign exchange operations in Australia and New Zealand.
(2)

Income from derivatives held for risk management purposes primarily comprises net gains/losses on realised and unrealised hedges on New Zealand future retail earnings and net gains/losses on the hedge of our 2003 Trust Preferred Security.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 6. Expense analysis

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Salaries and other staff expenses
Salaries and wages	1,406	1,105	1,102	(27)	(28)
Other staff expenses	363	292	292	(24)	(24)
Restructuring costs	40	115	9	65	large
Total salaries and other staff expenses	1,809	1,512	1,403	(20)	(29)

Equipment and occupancy expenses
Operating lease rentals	188	152	146	(24)	(29)
Depreciation, amortisation and impairment:
Premises	8	—	1	—	large
Leasehold improvements	24	25	18	4	(33)
Furniture and equipment	29	17	20	(71)	(45)
Technology	30	60	30	50	—
Software	86	261	90	67	4
Equipment repairs and maintenance	34	19	20	(79)	(70)
Electricity, water and rates	6	2	5	(200)	(20)
Land tax	2	—	2	—	—
Other	23	23	4	—	large
Total equipment and occupancy expenses	430	559	336	23	(28)

Other expenses
Amortisation of deferred expenditure	2	2	2	—	—
Amortisation of intangible assets	78	—	—	—	—
Impairment of goodwill(1)	2	—	18	—	89
Non-lending losses	109	31	22	large	large
Purchased services:
Technology and information services	110	81	77	(36)	(43)
Legal	13	11	16	(18)	19
Other professional services	166	162	136	(2)	(22)
Credit card loyalty cards	158	81	104	(95)	(52)
Stationery	38	26	25	(46)	(52)
Postage and freight	59	53	50	(11)	(18)
Outsourcing costs	252	241	245	(5)	(3)
Insurance	8	5	6	(60)	(33)
Advertising	68	64	35	(6)	(94)
Transaction taxes	6	2	2	(200)	(200)
Training	8	8	9	—	11
Travel	30	28	31	(7)	3
Other expenses	83	33	39	(152)	(113)
Total other expenses	1,190	828	817	(44)	(46)
Total	3,429	2,899	2,556	(18)	(34)

(1)  Impairment of goodwill in First Half 2008 relates to the impairment of BT New Zealand goodwill.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 7. Deferred expenses and capitalised software

				% Mov't	% Mov't
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Capitalised software	586	464	548	26	7
Deferred acquisition costs	139	142	139	(2)	—
Other	28	28	28	—	—

Note 8. Income tax

				% Mov't	% Mov't
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
The income tax expense for the period is reconciled to the profit per the income statement as follows:
Profit before income tax expense	3,101	2,310	2,909	34	7
Prima facie income tax based on the Australian company tax rate of 30% (2008: 30%)	930	693	873	34	7
The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate(1)	—	1	3	(100)	(100)
Rebateable and exempt dividends	(10)	(17)	(16)	41	38
Tax losses not previously recognised now brought to account	—	(2)	(3)	100	100
Life insurance:
Tax adjustment on policyholders' earnings(2)	(3)	(30)	(108)	90	97
Adjustment for life business tax rates	(3)	(2)	(10)	(50)	70
Other non-assessable items	(13)	(19)	(60)	32	78
Other non-deductible items	16	57	(3)	(72)	large
Adjustment for overseas tax rates	13	(3)	9	large	44
Income tax (over)/under provided in prior years	10	(17)	(9)	159	large
Other items	(55)	(48)	(2)	(15)	large
Total income tax expense in the income statement	885	613	674	44	31
Average effective income tax rate (%)	28.5	26.5	23.2	(200bps )	large
Tax equivalent gross up(3)	23	34	38	(32)	(39)
Effective tax rate (%) (excluding life company)	28.6	28.0	27.0	(60bps )	(160bps	)
Effective tax rate (%) (including gross up)	29.1	27.6	24.2	(150bps )	large
Effective tax rate (%) (including gross up and excluding life company accounting)	29.2	29.0	27.9	(20bps )	(130bps	)

(1)

The company tax rate in New Zealand reduced from 33% to 30% effective for the Group from 1 October 2008, and the company tax rate in the United Kingdom reduced from 30% to 28% effective for the Group during 2008.

(2)

In accordance with the requirements of Australian Accounting Standard AASB 1038 Life Insurance Contracts, our tax expense for the half year ended 31 March 2009 includes a $4 million tax credit on policyholders’ investment earnings ($198 million tax credit in the year ended 30 September 2008, $154 million tax credit in the half year ended 31 March 2008) of which a $1 million tax benefit is in the prima facie tax expense ($60 million tax benefit in the year ended 30 September 2008, $46 million tax benefit in the half year ended 31 March 2008) and the balance of $3 million ($138 million in the year ended 30 September 2008, $108 million in the half year ended 31 March 2008) is shown here.

(3)	The tax equivalent gross up represents the benefit in respect of certain financing transactions entered into by the Institutional Bank.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 9. Dividends

	Half Year March 09	Half Year Sept 08	Half Year March 08
Ordinary dividend (cents per share)
Interim (fully franked) - determined dividend	56	—	70
Final (fully franked)	—	72	—
	56	72	70
Total dividends paid
Ordinary dividends paid ($m)	1,362	1,311	1,265
	1,362	1,311	1,265
Ordinary dividend payout ratio(1)	74.9%	81.8%	59.3%

The group operates a DRP that is available to holders of fully paid ordinary shares who are resident in, or whose address on the register of shareholders is in Australia or New Zealand. As noted on page 48 the Directors have made certain determinations in relation to the calculation of the Market Price which will apply to the DRP for the 2009 interim dividend only, including that the Market Price will include a 2.5% discount. Shareholders who wish to commence participation in the DRP, or to vary their current participation election, must complete and return a DRP election form to Westpac’s share registry by 5.00pm (Sydney time) on 22 May 2009.

Note 10. Earnings per ordinary share

	Half Year March 09	Half Year Sept 08	Half Year March 08	% Mov’t Sept 08- Mar 09	% Mov’t Mar 08- Mar 09
Earnings per ordinary share (cents):
Basic	84.3	88.0	118.0	(4)	(29)
Fully diluted(2)	81.1	85.5	115.2	(5)	(30)
Weighted average number of fully paid ordinary shares (millions) - Basic	2,579	1,878	1,865	37	38
Weighted average number of fully paid ordinary shares (millions) - Fully diluted(2)	2,745	1,971	1,956	39	40

Reconciliation of ordinary shares on issue before the effect of own shares held

(millions)	Half Year March 09	Half Year Sept 08	Half Year March 08
Opening balance	1,895	1,879	1,865
Number of shares issued for St.George Merger	743	—	—
Number of shares issued under the Dividend Reinvestment Plan (DRP)	30	16	13
Number of shares issued under Underwritten DRP	54	—	—
Number of shares issued under the Employee Share Plan (ESP)	—	—	1
Number of shares issued under option and share right schemes	4	—	—
Number of shares issued under Share Purchase Plan	28	—	—
Number of shares issued relating to acquisition of Hastings FML	1	—	—
Number of shares issued relating to Institutional Placement	156	—	—
Closing balance	2,911	1,895	1,879

(1)            The dividend payout ratio for the First Half 2009 is based on the actual aggregate dividend determined divided by total earnings. In September 2008 and March 2008 the dividend payout ratio was calculated based on dividend per share divided by earnings per weighted share.

(2)            On 31 March 2009 Westpac issued 9,083,278 Stapled Preferred Securities (Westpac SPS II) at $100 each, each consisting of a perpetual, unsecured, non-cumulative subordinated note, stapled to a preference share. As the Westpac SPS II can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered, however given that the issue occurred on the last day of the reporting period, they have not been included in the calculation for the six months ended 31 March 2009.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 10. Earnings per ordinary share (continued)

	Half Year 31 March 2009 Basic Diluted		Half Year 30 Sept 2008 Basic Diluted		Half Year 31 March 2008 Basic Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($millions)
Net profit	2,216	2,216	1,697	1,697	2,235	2,235
Net profit attributable to minority interests	(41)	(41)	(40)	(40)	(33)	(33)
Distribution on RSP treasury shares(1)	(2)	—	(3)	—	(1)	—
FIRsTS distributions	—	—	—	—	—	11
2004 TPS distributions	—	14	—	8	—	15
Westpac SPS	—	20	—	8	—	—
2007 convertible notes	—	18	—	13	—	26
Earnings	2,173	2,227	1,654	1,686	2,201	2,254
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	2,590	2,590	1,886	1,886	1,873	1,873
Effect of own shares held	(11)	(11)	(8)	(8)	(8)	(8)
Potential dilutive adjustment:
Exercise of options	—	4	—	6	—	8
Conversion of FIRsTS	—	—	—	—	—	14
Conversion of 2004 TPS	—	43	—	28	—	25
Restricted share plan	—	2	—	1	—	—
Westpac SPS	—	59	—	15	—	—
2007 convertible notes	—	58	—	43	—	44
Total weighted average number of ordinary shares	2,579	2,745	1,878	1,971	1,865	1,956
Earnings per ordinary share (cents)	84.3	81.1	88.0	85.5	118.0	115.2

(1)       Restricted Share Plan (RSP) treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding, while the equity granted to employees remains unvested. Despite the share being unvested, employees are entitled to dividends and voting rights on the shares. Consequently, a portion of the profit for the Second Half 2008 is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 11. Loans

				% Mov’t	% Mov’t
As at	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Loans are classified based on the location of the lending office
Australia
Overdrafts	3,951	2,973	3,010	33	31
Credit card outstandings	9,419	7,536	7,446	25	26
Overnight and at call money market loans	378	297	410	27	(8)
Acceptance finance	49,521	24,499	22,865	102	117
Term loans:
Housing	198,752	132,039	122,600	51	62
Housing - Line of credit	35,656	13,217	13,664	170	161
Total housing	234,408	145,256	136,264	61	72
Non-housing	86,563	69,285	65,483	25	32
Finance leases	5,761	4,900	4,628	18	24
Margin lending	4,074	3,833	4,342	6	(6)
Other	5,467	4,293	3,451	27	58
Total Australia	399,542	262,872	247,899	52	61

New Zealand
Overdrafts	1,205	1,254	1,262	(4)	(5)
Credit card outstandings	965	937	943	3	2
Overnight and at call money market loans	1,654	1,341	1,968	23	(16)
Term loans:
Housing	26,410	26,134	26,375	1	—
Non-housing	16,103	16,437	14,884	(2)	8
Other	309	735	906	(58)	(66)
Total New Zealand	46,646	46,838	46,338	—	1

Other Overseas
Overdrafts	253	269	216	(6)	17
Term loans:
Housing	1,095	955	777	15	41
Non-housing	5,408	4,495	4,469	20	21
Finance leases	51	17	16	200	large
Other	20	44	45	(55)	(56)
Total Overseas	6,827	5,780	5,523	18	24

Total loans	453,015	315,490	299,760	44	51
Provision for impairment of loans	(4,143)	(1,945)	(1,660)	(113)	(150)
Total net loans(1)	448,872	313,545	298,100	43	51

(1)       Total net loans include securitised loans of $22,928 million at 31 March 2009 ($4,709 million at 30 September 2008 and $5,570 million at 31 March 2008). These securitised loans exclude loans securitised to the Series 2008–1M WST Trust, as Westpac is the sole holder of all of the notes issued by that trust, and loans held by a warehouse trust that is funded by Westpac.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 12. Provisions for impairment charges

$m	Half Year March 09	Half Year Sept 08	Half Year March 08
Collectively assessed provisions
Balance at beginning of the period	1,761	1,550	1,410
Add: St.George provisions including merger adjustments(1)	893	—	—
New provisions raised	584	354	252
Write-offs	(261)	(203)	(175)
Discount unwind	114	69	61
Exchange rate and other adjustments	(24)	(9)	2
Closing balance	3,067	1,761	1,550

Individually assessed provisions
Balance at beginning of the period	413	317	148
Add: St.George provisions including merger adjustments(1)	110	—	—
New individually assessed provisions	1,027	221	226
Write-backs	(36)	(62)	(28)
Write-offs	(112)	(66)	(27)
Discount unwind	(6)	(4)	(2)
Exchange rate and other adjustments	20	7	—
Closing balance	1,416	413	317
Total provisions for impairment charges on loans and credit commitments	4,483	2,174	1,867
Less provisions for credit commitments	(340)	(229)	(207)
Total provisions for impairment charges on loans	4,143	1,945	1,660

$m	Half Year March 09	Half Year Sept 08	Half Year March 08
Reconciliation of impairment charges
New individually assessed provisions	1,027	221	226
Write-backs	(36)	(62)	(28)
Recoveries	(18)	(15)	(17)
New collectively assessed provisions	584	354	252
Impairment charges	1,557	498	433

(1)       The St.George impairment provisions include $577 million relating to the merger accounting adjustments ($511 million in collectively assessed provisions and $66 million in individually assessed provisions).

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 13. Non-performing loans

	Australia			New Zealand			Overseas			Total
As at	31 March	30 Sept	31 March	31 March	30 Sept	31 March	31 March	30 Sept	31 March	31 March	30 Sept	31 March
$m	2009	2008	2008	2009	2008	2008	2009	2008	2008	2009	2008	2008
Non-accrual assets(1):
Gross amount	2,628	758	631	405	234	118	77	67	79	3,110	1,059	828
Impairment provision	(1,295)	(338)	(261)	(118)	(67)	(31)	(34)	(33)	(40)	(1,447)	(438)	(332)
Net	1,333	420	370	287	167	87	43	34	39	1,663	621	496

Restructured loans:
Gross amount	—	—	1	—	—	2	1	6	4	1	6	7
Impairment provision	—	—	—	—	—	—	—	—	—	—	—	—
Net	—	—	1	—	—	2	1	6	4	1	6	7

Overdrafts and revolving credit greater than 90 days:
Gross amount	161	90	103	26	21	17	1	1	1	188	112	121
Impairment provision	(136)	(85)	(81)	(14)	(11)	(9)	(1)	(1)	(1)	(151)	(97)	(91)
Net	25	5	22	12	10	8	—	—	—	37	15	30

Total non-performing loans:
Gross amount	2,789	848	735	431	255	137	79	74	84	3,299	1,177	956
Impairment provision	(1,431)	(423)	(342)	(132)	(78)	(40)	(35)	(34)	(41)	(1,598)	(535)	(423)
Net	1,358	425	393	299	177	97	44	40	43	1,701	642	533

(1) Represents assets (excluding restructured loans) that are individually assessed for impairment, with the exception of loans that are fully backed by acceptable security.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 14. Movement in gross impaired assets

$m	Half Year March 09	Half Year Sept 08	Half Year March 08	% Mov’t Sept 08- Mar 09	% Mov’t Mar 08- Mar 09
Balance as at beginning of period	1,177	956	540	23	118
Add: St. George impaired assets including merger adjustments (1)	416	—	—	—	—
New and increased	1,798	529	568	large	large
Write-offs	(373)	(269)	(202)	(39)	(85)
Returned to performing or repaid	(162)	(213)	(131)	24	(24)
Portfolio managed - new/increased/returned/repaid	444	161	165	176	169
Exchange rate and other adjustments	(1)	13	16	(108)	(106)
Balance as at period end	3,299	1,177	956	180	large

Note 15. Items past 90 days but well secured

				% Mov’t	% Mov’t
As at	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09
Australia:
Housing products	640	219	192	192	large
Other products	1,055	445	333	137	large
Total Australia	1,695	664	525	155	large
New Zealand:
Housing products	135	58	53	133	155
Other products	68	16	7	large	large
Other Overseas	22	25	19	(12)	16
Total Overseas	225	99	79	127	185
Total	1,920	763	604	152	large

Note 16. Impaired assets and provisioning ratios

As at	31 March 2009	30 Sept 2008	31 March 2008	% Mov’t Sept 08- Mar 09		% Mov’t Mar 08- Mar 09
Net impaired assets to equity and collectively assessed provisions	4.3%	3.0%	2.6%	(130bps	)	(170bps	)
Total impaired assets to gross loans	0.73%	0.37%	0.32%	(36bps	)	(41bps	)
Total impaired assets to equity and total provisions	8.1%	5.4%	4.6%	(270bps	)	(350bps	)
Total impairment provisions to total impaired assets	48.4%	45.4%	44.2%	300bps		large
Total provisions to gross loans	99bps	69bps	62bps	30bps		37bps
Collectively assessed provisions to performing non-housing loans (2)	152bps	113bps	104bps	39bps		48bps
Collectively assessed provisions to risk weighted assets	110bps	90bps	83bps	20bps		27bps
Collectively assessed provisions to credit risk weighted assets	125bps	105bps	94bps	20bps		31bps
Total provisions to risk weighted assets	160bps	111bps	100bps	49bps		60bps

Note 17. Delinquencies (90 days past due loans)

				% Mov’t		% Mov’t
	31 March	30 Sept	31 March	Sept 08-		Mar 08-
As at	2009	2008	2008	Mar 09		Mar 09
Mortgages	0.5 1%	0.39%	0.35%	(12bps	)	(16bps	)
Other personal lending	1.25%	1.00%	1.08%	(25bps	)	(17bps	)
Total personal lending	0.55%	0.43%	0.40%	(12bps	)	(15bps	)

(1)	The St.George impaired assets include assets of $186 million that were graded as impaired assets as part of the merger accounting adjustment process.
(2)	Non-housing loans have been determined on a loan purpose basis.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 18. Deposits

				% Mov’t	% Mov’t
As at	31 March	30 Sept	31 March	Sept 08-	Mar 08-
$m	2009	2008	2008	Mar 09	Mar 09

Australia
Deposits at fair value
Certificates of deposit	44,593	47,016	50,242	(5)	(11)
Total deposits at fair value	44,593	47,016	50,242	(5)	(11)
Deposits at amortised cost
Non-interest bearing, repayable at call	9,240	6,978	6,625	32	39
Certificates of deposit	5,531	57	45	large	large
Other interest bearing:
At call	130,986	87,676	83,488	49	57
Term	82,323	40,345	31,610	104	160
Total deposits at amortised cost	228,080	135,056	121,768	69	87
Total Australia	272,673	182,072	172,010	50	59

New Zealand
Deposits at fair value
Certificates of deposit	3,369	3,488	3,710	(3)	(9)
Total deposits at fair value	3,369	3,488	3,710	(3)	(9)
Deposits at amortised cost
Non-interest bearing, repayable at call	1,939	1,816	2,029	7	(4)
Other interest bearing:
At call	12,409	11,688	11,529	6	8
Term	12,748	13,345	13,671	(4)	(7)
Total deposits at amortised cost	27,096	26,849	27,229	1	—
Total New Zealand	30,465	30,337	30,939	—	(2)

Other Overseas
Deposits at fair value
Certificates of deposit	9,015	9,507	9,806	(5)	(8)
Total deposits at fair value	9,015	9,507	9,806	(5)	(8)
Deposits at amortised cost
Non-interest bearing, repayable at call	453	589	475	(23)	(5)
Certificates of deposit	503	533	658	(6)	(24)
Other interest bearing:
At call	894	956	835	(6)	7
Term	8,230	9,736	8,754	(15)	(6)
Total deposits at amortised cost	10,080	11,814	10,722	(15)	(6)
Total Other Overseas	19,095	21,321	20,528	(10)	(7)

Total deposits	322,233	233,730	223,477	38	44

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 19. Capital adequacy — Basel II

As at	31 March	30 Sept	31 March
$m	2009	2008	2008
Tier 1 capital
Fundamental Tier 1 capital
Paid up ordinary capital	23,139	6,744	6,428
Treasury shares	(119)	(98)	(97)
Equity based remuneration	392	346	310
Foreign currency translation reserves	58	(57)	(165)
Minority interests - other	47	32	28
Retained earnings(1)	11,287	10,733	10,622
Less retained earnings in life and general insurance, funds management and securitisation entities	(474)	(697)	(443)
Dividends provided for capital adequacy purposes	(1,630)	(1,364)	(1,315)
Estimated reinvestment under dividend reinvestment plan	440	372	358
Deferred fees	89	88	70
Total Fundamental Tier 1 capital	33,229	16,099	15,796
Deductions from Tier 1 capital:
Goodwill (excluding funds management entities)	(9,165)	(1,380)	(1,370)
Deferred tax assets(1)	(1,135)	(199)	(364)
Goodwill in life and general insurance, funds management and securitisation entities	(1,311)	(1,144)	(1,150)
Capitalised expenditure	(547)	(259)	(248)
Capitalised software	(529)	(424)	(541)
Pension fund surpluses and deficits:
Recorded in accounts(1)	845	475	362
Actual pension fund deficits	(845)	(473)	(148)
Tangible investments in non-consolidated subsidiaries	(1,083)	(545)	(572)
Regulatory Expected Loss	(388)	(380)	(293)
General reserve for credit loss adjustments	—	(10)	(54)
Securitisation	(165)	(30)	(57)
Excess investments in non-subsidiary entities	(78)	(57)	(56)
Other Tier 1 deductions as advised by APRA	(36)	(37)	(1)
Total deductions from Tier 1 capital	(14,437)	(4,463)	(4,492)
Total Fundamental Tier 1 capital after deductions	18,792	11,636	11,304

Residual Tier 1 capital
Westpac SPS	1,022	1,021	—
Westpac SPS II	897	—	—
Trust preferred securities (2003 TPS)	1,132	1,137	1,137
Trust preferred securities (2004 TPS)	855	666	595
Trust preferred securities (2006 TPS)	753	755	755
Total Residual Tier 1 capital	4,659	3,579	2,487
Net Tier 1 capital	23,451	15,215	13,791

(1)  Retained earnings, deferred tax assets and pension fund surpluses and deficits – recorded in accounts as at 31 March 2008 and 30 September 2008 have been revised to reflect the impact of the change in Westpac defined benefit superannuation accounting policy with effect from 1 October 2007. The net impact of these adjustments on Tier 1 capital is nil. The regulatory capital position in respect of the pension fund deficit at 31 March 2008 was based on the latest available information at that time, being 30 September 2007.

The retained earnings at 31 March 2008 and 30 September 2008 do not agree to the reported balance sheet because the capital adequacy note has not been restated to reflect Westpac’s adoption of the Australian equivalent of the international accounting guidance, Interpretation 13: Customer Loyalty Programmes as the capital impact is not material.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 19. Capital adequacy — Basel II (continued)

As at	31 March	30 Sept	31 March
$m	2009	2008	2008
Tier 2 capital
Upper Tier 2 capital
Subordinated undated capital notes	568	486	425
Provisioning	598	13	29
Revaluation reserve - available-for-sale securities	42	22	18
Net Upper Tier 2 capital	1,208	521	472
Lower Tier 2 capital
Eligible subordinated bonds, notes and debentures	8,848	6,477	5,604
Net Lower Tier 2 capital	8,848	6,477	5,604
Deductions from Tier 2 capital:
Tangible investments in non-consolidated subsidiaries	(1,083)	(545)	(572)
Regulatory Expected Loss	(388)	(380)	(293)
Securitisation	(165)	(30)	(57)
Excess investments in non consolidated subsidiaries	(78)	(57)	(56)
Total deductions from Tier 2 capital	(1,714)	(1,012)	(978)
Net Tier 2 capital	8,342	5,986	5,098
Total Regulatory Capital (Level 2 capital base)	31,793	21,201	18,889
Risk Weighted Assets	280,029	195,505	186,963
Tier 1 capital ratio	8.4%	7.8%	7.4%
Tier 2 capital ratio	3.0%	3.0%	2.7%
Total capital ratio	11.4%	10.8%	10.1%

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 19. Capital adequacy — Basel II (continued)

As at	31 March	30 Sept	31 March
$m	2009	2008	2008
Credit risk - on balance sheet
Corporate(1)	30,575	27,556	30,389
Business lending(2)	23,252	23,637	22,357
Sovereign(3)	100	89	123
Bank(4)	1,429	2,512	6,008
Residential mortgages	30,418	27,892	26,961
Australian credit cards	3,525	2,944	2,988
Other retail	4,024	3,827	3,912
Small business(5)	3,105	3,043	2,706
Specialised Lending: Property and project finance(6)	24,974	24,296	21,009
Securitisation - Westpac(7)	4,273	4,666	3,065
Standardised - Westpac	4,047	4,243	3,000
Securitisation - St.George(7)	540	—	—
Standardised - St.George	68,597	—	—
Total on-balance sheet assets - credit risk	198,859	124,705	122,518

Credit risk - off balance sheet
Corporate(1)	23,076	20,926	21,403
Business lending(2)	4,981	5,430	6,314
Sovereign(3)	258	178	216
Bank(4)	2,843	3,313	2,918
Residential mortgages	2,135	1,464	1,434
Australian credit cards	1,200	1,256	1,252
Other retail	577	632	689
Small business(5)	403	294	347
Specialised Lending: Property and project finance(6)	4,804	5,677	5,196
Securitisation - Westpac(7)	2,288	3,018	2,196
Standardised - Westpac	120	105	75
Securitisation - St.George(7)	503	—	—
Standardised - St.George	2,469	—	—
Total off-balance sheet assets - credit risk	45,657	42,293	42,040

Equity risk	1,045	604	237
Market risk	8,003	6,559	5,108
Operational risk(8)	19,319	13,641	13,499
Interest rate risk in the banking book	2,538	4,135	n/a
Other assets	4,608	3,568	3,561
Total risk weighted assets	280,029	195,505	186,963

(1)

Corporate - Typically includes exposure where the borrower has annual revenues greater than $50 million, and other business exposures not captured under the definitions of either Business Lending or Small Business.

(2)	Business lending - Includes exposures where the borrower has annual revenues less than or equal to $50 million and exposure greater than $1 million.
(3)	Sovereign - Includes exposures to governments themselves and other non-commercial enterprises that are owned or controlled by them.
(4)	Bank - Includes exposures to licensed banks and their owned or controlled subsidiaries, and overseas central banks.
(5)	Small Business - Includes exposures less than or equal to $1 million.
(6)

Specialised Lending: Property and Project Finance - Includes exposures to entities created to finance and/or operate specific assets where, apart from the income received from the assets being financed, the borrower has little or no independent capacity to repay from other activities or assets.

(7)

Securitisation - Exposures reflect Westpac’s involvement in activities ranging from originator to investor and include the provision of securitisation services for clients wishing to access capital markets.

(8)

Operational Risk - The risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 20. Derivative financial instruments

As at 31 March 2009	Notional	Fair Value	Fair Value
$m	Amount (1)	(Asset)	(Liability)
Held for trading
Interest rate
Futures	102,511	76	7
Forwards	69,046	13	18
Swaps	823,917	23,302	21,567
Options	26,043	280	162
Foreign exchange
Forwards	445,302	10,638	11,937
Swaps	173,082	5,071	10,179
Options	19,010	658	485
Commodities	5,779	149	163
Equities and credit	32,863	990	892
Total held for trading derivatives	1,697,553	41,177	45,410
Fair value hedges
Interest rate
Futures	—	—	—
Forwards	—	—	—
Swaps	13,168	286	672
Options	—	—	—
Foreign exchange
Futures	—	—	—
Forwards	—	—	—
Swaps	47,863	6,516	1,042
Total fair value hedging derivatives	61,031	6,802	1,714
Cash flow hedges
Interest rate
Futures	1,513	—	—
Swaps	83,731	1,788	2,688
Foreign exchange
Swaps	10,180	1,091	347
Total cash flow hedging derivatives	95,424	2,879	3,035
Net investment hedges
Foreign exchange
Borrowings	—	—	—
Other	2,893	19	57
Total net investment hedges	2,893	19	57
Total derivatives	1,856,901	50,877	50,216
As at 30 September 2008	1,682,433	34,810	24,970
As at 31 March 2008	1,631,827	22,859	19,627

(1) Notional amount refers to the face value of the amount upon which cash flows are calculated.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 20. Derivative financial instruments (continued)

WIB Markets — Daily value at risk (VaR)

We use value at risk as the primary method for measuring and monitoring market risk exposure against Board approved limits. Value at risk is an estimate of the worst case loss in value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day. The main types of market risk arising from our trading activities are interest rate and foreign exchange risks. Other market risks also include commodity, equity, prepayment and specific issuer risks. The table below depicts the aggregate WIB Markets value at risk for the last three half years.

$m	High	Low	Average
Six months ended 31 March 2009	14.1	5.5	9.3
Six months ended 30 September 2008	14.6	5.7	9.5
Six months ended 31 March 2008	16.0	4.1	7.1

	Half Year	Half Year	Half Year
Average	31 March	30 Sept	31 March
$m	2009	2008	2008
Interest rate risk	5.9	5.4	3.0
Foreign exchange risk	4.6	6.0	7.3
Equity risk	2.4	2.9	2.9
Commodity risk(2)	2.8	2.5	2.3
Other market risks(3)	3.8	4.5	3.1
Diversification benefit	(10.2)	(11.8)	(11.5)
Net market risk	9.3	9.5	7.1

Treasury’s traded risk and non-traded interest rate risk

The table below depicts the aggregate value at risk for Treasury’s traded risk and non-traded interest rate risk for the last three half years.

$m	High	Low	Average
Six months ended 31 March 2009	59.5	29.4	41.4
Six months ended 30 September 2008	34.1	10.8	22.9
Six months ended 31 March 2008	15.8	5.0	9.9

(1)

The daily VaR presented in Note 20 above reflects a business unit view of VaR being the VaR for WIB Markets and the VaR for Treasury’s traded risk and non-traded interest rate risk. This presentation varies from the presentations of VaR in Westpac’s 2008 Annual Report and Australian Prudential Standard (APS) 330 Prudential Disclosure under Basel II where market risk disclosures are segregated as trading and banking book. The different treatment reflects the aggregation of Treasury’s trading activities with those of WIB Markets in the trading VaR disclosure under the Basel II presentation whereas these activities are included in Treasury’s traded risks and non-traded interest rate risk in the table above. VaR numbers for First Half 2009 includes St.George trading and treasury positions from 18 November 2008.

(2)	Includes electricity risk.
(3)	Includes prepayment risk and credit spread risk (exposures to movements in generic credit rating bands).

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 21. Cash flow statement

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
$m	March 09	Sept 08	March 08	Mar 09	Mar 09
Reconciliation of net cash provided by operating activities to net profit
Net profit	2,216	1,697	2,235	31	(1)
Adjustments:
Depreciation and amortisation	257	167	161	54	60
Increase/(decrease) in sundry provisions and other non-cash items	494	483	(515)	2	196
Impairment charges	1,575	513	450	large	large
Decrease/(increase) in derivative financial instruments	19,686	(1,349)	(4,865)	large	large
Decrease/(increase) in trading assets	15,744	(15,266)	(2,731)	large	large
Increase/(decrease) in trading liabilities	(9,589)	6,165	2,305	large	large
Decrease/(increase) in accrued interest receivable	208	54	(334)	large	162
Increase/(decrease) in accrued interest payable	669	305	165	119	large
Increase/(decrease) in current and deferred tax	485	(291)	(98)	large	large
Increase/(decrease) in provision for deferred income tax	—	22	—	(100)	—
Net cash provided by/ (used in) operating activities	31,745	(7,500)	(3,227)	large	large
Details of assets and liabilities of controlled entities and businesses disposed:(1)
Cash	—	—	12	—	(100)
Total assets (financial and tangible)	—	—	208	—	(100)
Total liabilities	—	—	(155)	—	100
Net assets of entities and businesses disposed	—	—	65	—	(100)
Gain on disposal	—	—	17	—	(100)
Cash consideration (net of sale costs)	—	—	82	—	(100)
Less: cash deconsolidated	—	—	(12)	—	100
Cash consideration (net of sale costs and cash held)	—	—	70	—	(100)
Details of assets and liabilities of controlled entities and businesses acquired:(2),(3)
Total assets (financial and tangible)	147,882	—	42	—	large
Identifiable intangible assets	2,493	—	38	—	large
Total liabilities	(144,773)	—	(74)	—	large
Fair value of identifiable net assets acquired	5,602	—	6	—	large
Goodwill	6,147	—	131	—	large
Shares issued	(12,120)	—	—	—	—
Minority interest	(7)	—	—	—	—
Cash (acquired)/ paid (net of transaction costs)	(378)	—	137	—	large

(1)	During the 2008 financial year Westpac disposed of operations that were warehoused as part of its specialised capital group.
(2)	Details of assets and liabilities recognised by the Group due to the merger with St.George are set out in Note 26.
(3)

In the half year ended 31 March 2008, the Group acquired 100% of the share capital of RAMS Franchising Pty Limited (now known as RAMS Financial Group Pty Limited), a franchise distribution business offering mortgage origination services.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 22. Group investments and changes in controlled entities

The Group had a significant non-controlling shareholding in the following entities as at 31 March 2009:

	Country
	Where		Carrying
	Business Is	Beneficial	Amount
	Carried On	Interest %	$m	Nature of Business
Angusknight Pty Limited	Australia	27.8	6	Employment and training
Ascalon Capital Managers Limited and its wholly owned entities	Australia	50.0	—	Investment company
Boyd Cook Cove Unit Trust	Australia	50.0	—	Investment company
Cardlink Services Limited	Australia	16.7	1	Card clearing system
Cards NZ Limited	New Zealand	15.0	—	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	—	Cash logistics
Cook Cove Pty Limited and its controlled entities	Australia	50.0	—	Investment company
Cook Cove Investment Pty Limited	Australia	50.0	—	Investment company
Cook Cove Investment Trust	Australia	50.0	—	Investment company
CV Services Group Pty Limited	Australia	26.9	5	contractor
Electronic Transaction Services Limited	New Zealand	25.0	—	Credit card processing
Franklyn Scholar Pty Limited	Australia	20.0	1	Vocational education and training
Isomer Structured Investment Vehicle I	Australia	20.0	1	Investment company
Mondex Australia Pty Limited	Australia	25.0	—	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0	—	Smart card operations
North Queensland Airports No.1 (Mackay) Trust and its controlled entities	Australia	24.6	121	Investment company
North Queensland Airports No.2 (Mackay) Trust and its controlled entities	Australia	24.6	1	Investment company
Quadrant Capital Fund	Australia	50.0	1	Investment company
Quadrant Capital Fund No. 2	Australia	26.7	6	Investment company
ResCo Services Pty Limited	Australia	20.0	5	Services to mining
Rhodes Contracting Pty Limited	Australia	17.2	15	Services to mining
Ronin Consolidated Holdings Pty Limited (in vol liquidation)	Australia	25.0	—	Property funds management
St Hilliers Enhanced Property Fund No.1	Australia	19.9	3	Property funds management
St Hilliers Enhanced Property Fund No.2	Australia	15.0	3	Property funds management
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	—	Intellectual property
Vipro Pty Limited	Australia	33.3	—	Voucher processing
Limited	Australia	50.0	—	Corporate trustee
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	—	Corporate trustee
Westpac Essential Service Trust I and II and their controlled and non-controlled entities	Australia	36.8	25	Asset management

During the six months ended 31 March 2009 the Group acquired a non-controlling interest in the following entities:

•                  50% interest in Ascalon Capital Managers Limited

•                  24.55% interest in North Queensland Airports No. 1 (Mackay) Trust and its controlled entities

•                  24.55% interest in North Queensland Airports No. 2 (Mackay) Trust and its controlled entities

During the six months ended 31 March 2009 the following non-controlled entities were disposed of:

•                  Ivaness Pty Limited

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

The following controlled entities were formed, incorporated or acquired during the First Half 2009:

•	St.George Bank Limited and its controlled entities	Acquired	1 December 2008

•	Westpac NZ Securitisation Holdings Limited	Incorporated	14 October 2008

•	Westpac NZ Securitisation Limited	Incorporated	14 October 2008

•	Westpac Investment Vehicle No.3 Pty Limited	Incorporated	10 November 2008

•	Westpac Investment Vehicle No.4 Pty Limited	Incorporated	10 November 2008

•	Secure Australian Facilities Environment Partnership Pty Limited	Incorporated	12 November 2008

•	Hastings Group Pty Limited	Incorporated	8 December 2008

•	Mayfair Australia Investments Limited	Incorporated	23 February 2009

•	W1 Investments Pty Limited	Incorporated	16 January 2009

The following controlled entities ceased to be controlled or were disposed of during the First Half 2009:

•	Collins Wales Pty Limited	Deregistered	24 December 2008

•	Acacia Securities Limited;	Deregistered	7 January 2009

•	Westpac Properties-NSW-Pty Limited;	Deregistered	21 January 2009

•	North Queensland Airports No. 2 Trust	Terminated	10 February 2009

The following controlled entities changed their name during the six months ended 31 March 2009:

•	RESI Statewide Corporation Pty Limited	to	Developmental Learning Centres Pty Limited

•	Westpac Institutional Holdings Pty Limited	to	Hastings Management Pty Limited

•	North Queensland Airports No.2 Pty Limited	to	Secure Australian Facilities Environment Partnership Pty Limited

During the six months ended 31 March 2009, the following companies changed their ownership:

•	Developmental Learning Centres Pty Limited

•	Hargrave Investments Pty Limited

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 23. Consolidated statement of changes in shareholders’ equity

$m	Half Year March 09	Half Year Sept 08	Half Year March 08	% Mov’t Sept 08- Mar 09	% Mov’t Mar 08- Mar 09
Share capital
Balance as at beginning of period	6,593	6,258	6,011	5	10
Shares issued:
Under dividend reinvestment plan	1,364	359	345	large	large
Under option and share right schemes	2	15	15	(87)	(87)
Under St.George Merger	12,123	—	—	—	—
Institutional Placement	2,465	—	—	—	—
Share purchase plan	440	—	—	—	—
Acquisition of Hastings Funds Management Limited	9	—	—	—	—
Shares purchased for delivery upon exercise of options and share rights (net of tax)	(8)	(58)	(57)	86	86
(Acquisition)/disposal of treasury shares	(27)	20	—	large	—
(Acquisition) of RSP treasury shares	(11)	(1)	(56)	large	80
Balance as at period end	22,950	6,593	6,258	large	large
Available-for-sale securities reserve
Balance as at beginning of period	28	27	(2)	4	large
Net gains/(losses) from changes in fair value	(16)	(7)	40	(129)	(140)
Exchange differences	—	15	—	(100)	—
Income tax effect	3	(8)	(13)	138	123
Transferred to income statements	60	1	2	large	large
Income tax effect	(19)	—	—	—	—
Balance as at period end	56	28	27	100	107
Share based payment reserve
Balance as at beginning of period	346	310	257	12	35
Current period movement	46	36	53	28	(13)
Balance as at period end	392	346	310	13	26
Cash flow hedging reserve
Balance as at beginning of period	(61)	73	97	(184)	(163)
Net gains/(losses) from changes in fair value	(149)	(186)	(34)	20	large
Income tax effect	47	58	7	(19)	large
Transferred to income statements	(34)	(10)	5	large	large
Income tax effect	10	4	(2)	150	large
Balance as at period end	(187)	(61)	73	large	large
Foreign currency translation reserve
Balance as at beginning of period	(57)	(165)	(160)	65	64
Exchange differences on translation of foreign operations	132	99	(13)	33	large
Tax on foreign currency translation adjustment	(17)	8	9	large	large
Other	—	1	(1)	(100)	100
Balance as at period end	58	(57)	(165)	large	135
Total reserves	319	256	245	25	30
Movements in retained profits were as follows:
Balance as at beginning of period	10,698	10,588	9,716	1	10
Effect of change in accounting policy for actuarial gains/ (losses) on defined benefit obligations	—	—	111	—	(100)
Actuarial gain/ (losses) on defined benefit obligations	(224)	(235)	(143)	5	(57)
Effects of changes in the acounting for customer loyalty programmes	—	—	(34)	—	100
Net profit for the year	2,175	1,657	2,202	31	(1)
Final dividend for prior year	(1,362)	—	(1,265)	—	(8)
Interim dividend for current year	—	(1,311)	—	100	—
Other	—	(1)	1	100	(100)
Balance as at period end	11,287	10,698	10,588	6	7

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 24. Contingent liabilities

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purposes of the financial statements and the specific provisions have been made where appropriate within the credit litigation provision.

Bell Group of companies

Westpac is one of 20 defendant banks named in proceedings concerning the Bell Group of companies.  The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s.  Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009.  Westpac was found liable to repay its share of the monies received from the Bell Group plus interest.  Before allowance is made for recoveries of money in the liquidation as mentioned in the next sentence, Westpac’s liability is likely to be approximately $185 million after taking into account its arrangements with the other banks.  Westpac is entitled to prove in the liquidation of the Bell Group but the amount of its recovery, although anticipated to be considerable, is uncertain at this stage.  The banks intend to appeal the decision.  No further information is disclosed due to the sensitive nature of this litigation.

Depositary Capital Securities

St.George has appealed to the full Federal Court against a 2007 decision in favour of the Australian Taxation Office in relation to assessments for income tax years 1999 to 2003. The dispute centres around the tax deductibility of interest payments made in connection with a 1997 hybrid capital raising through a St.George US subsidiary company. The amount in dispute is $117 million. St.George’s appeal was heard on 26 to 28 November 2008. Judgment was reserved and is anticipated in the first half of the 2009 calendar year. This matter has been fully provided for and the full judgment amount paid to the Australian Taxation Office.

New Zealand Commerce Commission

The New Zealand Commerce Commission’s proceedings against Westpac New Zealand Limited and The Warehouse Financial Services Limited (members of the Westpac Group) are ongoing. Visa International, Cards NZ Limited, MasterCard International and all New Zealand issuers of Visa and MasterCard credit cards are also defendants. The proceedings allege that the setting of interchange fees and rules (relating to honour all cards, no surcharge, access and no discrimination) amount to price fixing or alternatively have the effect of substantially lessening competition in the New Zealand market in breach of the Commerce Act 1986. The proceedings seek to declare the conduct illegal and impose unspecified monetary penalties. In addition, similar proceedings issued by a number of New Zealand retailers against the same defendants are ongoing. These proceedings also seek to declare the conduct illegal and an enquiry into damages. Damages awarded, if any, would be in addition to any penalties imposed under the Commerce Act 1986 in the event the Commerce Commission is successful in the proceedings described above. Both proceedings are being defended. The extent of any possible liability can not be reliably calculated and accordingly no provision has been made. The proceedings are scheduled for hearing in October 2009.

New Zealand Inland Revenue Department

The New Zealand Inland Revenue Department (NZIRD) has reviewed a number of structured finance transactions undertaken in New Zealand. Following the review, the NZIRD issued amended assessments for the 1999 to 2005 tax years in relation to nine transactions undertaken between 1998 and 2002. The overall primary tax in dispute is approximately NZ$586 million (A$485 million). With interest (net of tax) this increases to approximately NZ$903 million (A$748 million) (interest calculated to 31 March 2009).

Proceedings disputing all amended assessments have commenced. Westpac is confident that the tax treatment applied in all cases is correct. A ruling was sought from the NZIRD on an early transaction in 1999. Following extensive review by the NZIRD, the ruling was issued in 2001. The principles underlying that ruling are applicable to, and have been followed in, all other transactions.There are no further transactions or tax years subject to the review. No further information is disclosed due to the sensitive nature of this litigation.

Liquidity support

Westpac is a participant to the Interbank Deposit Agreement along with three other Australian banks. In accordance with the Interbank Deposit Agreement, a deposit notice may be served upon the other participants by a bank which is experiencing liquidity problems. The other participants are then required to deposit equal amounts of up to $2 billion each for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposits.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 25. Events subsequent to balance date

On 30 April 2009 final orders were handed down in respect of proceedings concerning the Bell Group of companies, details of the potential impact on Westpac are set out in Note 24.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 26. Merger with St.George

On 1 December 2008, Westpac completed its merger with St.George Bank Limited (‘St.George’) by way of a scheme of arrangement. This merger, originally announced on 13 May 2008, was approved by holders of St.George ordinary shares on 13 November 2008 and subsequently approved by the Federal Court of Australia on 17 November 2008. For consolidation purposes, the transaction is considered to be effective from 17 November 2008. Westpac obtained 100% of the ordinary shares in St.George for $12,165 million, satisfied by $49 million in cash (transaction costs of $45 million and net costs of $4 million for the on market purchase of Westpac ordinary shares to replace existing St.George employee share based payment arrangements) and the issue of approximately 743 million new Westpac ordinary shares at a fair value of $16.32 per share, based on the closing price of Westpac ordinary shares on the ASX on 17 November 2008. The cost of the merger includes directly attributable costs including consultancy, legal, accounting and other professional fees.

The principal activities of St.George are the provision of mortgages, business lending, wealth management and retail banking services.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 26. Merger with St.George (continued)

Details of the fair value of the identifiable assets and liabilities acquired and goodwill are set out below:

$m
Fair value of 743 million Westpac ordinary shares issued in exchange for St.George ordinary shares(1)	12,116
Fair value of Westpac restricted and unrestricted shares issued to St.George employees in exchange for existing shares based instruments held by them	4
Direct costs relating to the merger	45
Total purchase consideration	12,165

	Pre-acquisition	Recognised
	carrying	values on
$m	amount	acquisition
Assets
Cash and balances with central banks	423	423
Due from other financial institutions	10,357	10,357
Derivative financial instruments	7,155	7,155
Trading securities	6,702	6,702
Available-for-sale securities	2,410	2,252
Loans	120,820	120,133
Life insurance assets	59	59
Goodwill (pre merger)	1,186	—
Intangible assets excluding goodwill
Core deposit intangible	—	1,494
Brand names	—	636
Distribution relationships - financial planners	—	191
Customer relationships - credit cards	—	89
Software	190	83
Property, plant and equipment	337	321
Current tax assets	63	63
Deferred tax assets	258	—
Other assets	851	840
Total assets	150,811	150,798

Liabilities
Due to other financial institutions	5,756	5,756
Deposits at amortised cost	84,540	84,754
Derivative financial instruments	3,322	3,314
Other trading liabilities and other financial liabilities designated at fair value	6,829	6,838
Debt issues	35,287	34,579
Acceptances	3,009	3,009
Deferred tax liabilities	—	122
Life insurance policy liabilities	38	38
Provisions	858	865
Other liabilities	1,562	1,730
Total liabilities excluding loan capital	141,201	141,005

Loan capital
Subordinated bonds, notes and debentures(2)	3,397	3,768
Total loan capital	3,397	3,768

Total liabilities and loan capital	144,598	144,773

Net Assets	6,213	6,025

Minority interests	—	(7)

Net identifiable assets and liabilities attributable to Westpac Banking Corporation	—	6,018
Goodwill	—	6,147

(1)	Excluding the fair value of $3 million of shares issued to an employee share trust controlled by St.George
(2)

In addition to the fair value of St.George loan capital, the recognised value on acquisition also includes the reclassification of St.George SAINTS ($350 million) and SPS ($150 million) hybrid instruments that were previously included as part of St.George’s shareholders’ equity.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

Note 26. Merger with St.George (continued)

Goodwill

Goodwill arose in the business combination as the difference between the consideration paid and the fair value of net assets, identifiable intangible assets and contingent liabilities acquired. The goodwill balance is attributed to the skills and talent of the acquired business workforce, the benefit of expected head office and operational synergies, revenue growth and future market developments. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be measured reliably or they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged either individually or together with any related contracts.

Due to the complexity and timing of this merger, the fair values currently established are provisional and are subject to further review during the 12 month period following the merger. This could alter assets and liabilities as currently disclosed for 31 March 2009.

Following the redemption of St.George’s hybrid instruments, namely the St.George CPS, St.George CPS II and St.George SPS, on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. This will result in the reset of the tax base of certain St.George assets. No adjustment has been made to estimate the reset tax base of St.George’s assets for the purposes of preparing these interim financial statements, as the financial effect of these entities joining the Westpac tax consolidated group has not been finalised. When the reset tax bases are finalised, they may result in material adjustments to certain deferred tax balances recognised by the Group with corresponding adjustments to goodwill or the reported results of the Group depending on when the deferred tax balances arose.

During the period 18 November 2008 to 31 March 2009, St.George contributed $430 million to the consolidated net profit for the half year.

If the merger had occurred on 1 October 2008, group revenue would have been $20,035 million for the half year and net profit would have been $2,356 million. This pro-forma financial information uses St.George data for the six month period ended 31 March 2009 and represents the historical operating results of St.George, reported in accordance with their pre-merger accounting policies.

FIRST HALF 2009 FINANCIAL INFORMATION	US Interim Profit Announcement 2009

5.6.      Statement in relation to the review of the financial statements

PricewaterhouseCoopers has reviewed the financial statements contained within the Westpac 2009 Interim Financial Report and has issued an unqualified review report. A copy of their report is available with the Interim Financial Report. This Interim Profit Announcement has not been subject to review by PricewaterhouseCoopers. The preceding financial information contained in Section 5 “First Half 2009 Reported Financial Information” includes financial information extracted from the reviewed financial statements together with financial information that has not been reviewed.

Dated at Sydney this 21st day of May 2009 for and on behalf of the Board.

Philip Coffey

Chief Financial Officer

GROUP SEGMENT INFORMATION	US Interim Profit Announcement 2009

6.            GROUP SEGMENT INFORMATION

6.1.         Half Year Segment Result

Six months to 31 March 2009

	Westpac	St.George
	Retail &	Retail &	Westpac	BT Financial			Group
	Business	Business	Institutional	Group	New	Pacific	Business
$m	Banking	Bank (1)	Bank	(Australia)	Zealand	Banking	Unit	Group
Net interest income	2,410	926	881	109	516	73	643	5,558
Non-interest income	706	258	705	591	178	79	12	2,529
Net operating income before operating expenses and impairment charges	3,116	1,184	1,586	700	694	152	655	8,087
Operating expenses	(1,478)	(491)	(490)	(409)	(303)	(45)	(213)	(3,429)
Impairment charges	(224)	(151)	(895)	(7)	(153)	(4)	(123)	(1,557)
Operating profit before tax	1,414	542	201	284	238	103	319	3,101
Income tax expense	(424)	(162)	(65)	(88)	(68)	(30)	(48)	(885)
Net profit	990	380	136	196	170	73	271	2,216
Net profit attributable to minority interests	—	—	—	(2)	(2)	(4)	(33)	(41)
Net profit attributable to equity holders of WBC	990	380	136	194	168	69	238	2,175

(1) Represents result for the period from 18 November 2008 to 31 March 2009.

GROUP SEGMENT INFORMATION	US Interim Profit Announcement 2009

6.1.1. Half Year Segment Result (continued)

Six months to 30 September 2008

	Westpac Retail	St.George	Westpac	BT Financial			Group
	& Business	Retail &	Institutional	Group	New	Pacific	Business
$m	Banking	Business Bank	Bank	(Australia)	Zealand	Banking	Unit	Group
Net interest income	2,226	—	669	56	479	63	259	3,752
Non-interest income	668	—	523	553	179	53	(21)	1,955
Net operating income before operating expenses and impairment charges	2,894	—	1,192	609	658	116	238	5,707
Operating expenses	(1,405)	—	(459)	(320)	(290)	(34)	(391)	(2,899)
Impairment charges	(190)	—	(164)	(2)	(90)	(9)	(43)	(498)
Operating profit before tax	1,299	—	569	287	278	73	(196)	2,310
Income tax expense	(390)	—	(160)	(85)	(86)	(22)	130	(613)
Net profit	909	—	409	202	192	51	(66)	1,697
Net profit attributable to minority interests	—	—	—	(3)	(2)	(3)	(32)	(40)
Net profit attributable to equity holders of WBC	909	—	409	199	190	48	(98)	1,657

GROUP SEGMENT INFORMATION	US Interim Profit Announcement 2009

6.1.2.               Half Year Segment Result (continued)

Six months to 31 March 2008

	Westpac Retail	St.George	Westpac	BT Financial			Group
	& Business	Retail &	Institutional	Group	New	Pacific	Business
$m	Banking	Business Bank	Bank	(Australia)	Zealand	Banking	Unit	Group
Net interest income	2,061	—	579	55	491	54	230	3,470
Non-interest income	688	—	587	543	176	53	381	2,428
Net operating income before operating expenses and impairment charges	2,749	—	1,166	598	667	107	611	5,898
Operating expenses	(1,382)	—	(443)	(325)	(309)	(33)	(64)	(2,556)
Impairment charges	(162)	—	(177)	(2)	(53)	(7)	(32)	(433)
Operating profit before tax	1,205	—	546	271	305	67	515	2,909
Income tax expense	(362)	—	(159)	(70)	(99)	(19)	35	(674)
Net profit	843	—	387	201	206	48	550	2,235
Net profit attributable to minority interests	—	—	—	(1)	(1)	(3)	(28)	(33)
Net profit attributable to equity holders of WBC	843	—	387	200	205	45	522	2,202

GROUP SEGMENT INFORMATION	US Interim Profit Announcement 2009

6.2.                         New Zealand Business Unit Performance (A$ equivalent to Section 4.6)

				% Mov’t	% Mov’t
	Half Year	Half Year	Half Year	Sept 08-	Mar 08-
	March 09	Sept 08	March 08	Mar 09	Mar 09
$m	A$	A$	A$	A$	A$
Net interest income	516	479	491	8	5
Non-interest income	178	179	176	(1)	1
Net operating income before operating expenses and impairment charges	694	658	667	5	4
Operating expenses	(303)	(290)	(309)	(4)	2
Profit before impairment charges and income tax expense	391	368	358	6	9
Impairment charges	(153)	(90)	(53)	(70)	(189)
Operating profit before tax	238	278	305	(14)	(22)
Tax and minority interests	(70)	(88)	(100)	20	30
Net profit after tax	168	190	205	(12)	(18)

Expense to income ratio (%)	43.7%	44.1%	46.3%	40bps	260bps

	$bn	$bn	$bn
Deposits	23.2	22.8	23.0	2	1
Net loans	39.0	39.0	39.0	—	—
Total assets	40.1	39.9	40.1	1	—
Funds under management	1.7	1.7	1.6	—	6

GLOSSARY	US Interim Profit Announcement 2009

7.                                   OTHER INFORMATION

7.1.                         Credit Ratings(1) and Exchange Rates

Rating agency	Long Term	Short Term
Fitch Ratings	AA-	F1+
Moody’s Investor Services	Aa1	P-1
Standard & Poor’s	AA	A-1 +

Six months to/as at	31 March 2009		30 Sept 2008		31 March 2008
Currency	Average	Spot	Average	Spot	Average	Spot
US$	0.6683	0.6865	0.9176	0.8023	0.8978	0.9173
GBP	0.4445	0.4807	0.4744	0.4445	0.4464	0.4602
NZ$	1.2050	1.2078	1.2314	1.1935	1.1566	1.1550

(1) As at March 2009.

GLOSSARY	US Interim Profit Announcement 2009

7.2.                         Financial calendar

Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand and as American Depositary Receipts in New York. Westpac Stapled Preferred Securities (Westpac SPS and Westpac SPS II) are listed on the ASX.

Important dates for shareholders to note over the following months are:

Ex-dividend date	18 May 2009
Record date for interim dividend (Sydney)	22 May 2009
Record date for interim dividend (New York) (1)	21 May 2009
Interim dividend payment	2 July 2009
Final results and dividend announcement(2)	4 November 2009
Ex-dividend date for final dividend(2)	9 November 2009
Record date for final dividend (Sydney)(2)	13 November 2009
Record date for final dividend (New York)(2)	12 November 2009
Annual General Meeting(3)	16 December 2009
Final dividend payable(2)	21 December 2009

Important dates for Westpac SPS and Westpac SPS II investors to note over the following months are:

Record date for June quarter distribution	23 June 2009
Payment date for June quarter distribution	30 June 2009
Record date for September quarter distribution	23 September 2009
Payment date for September quarter distribution	30 September 2009
Record date for December quarter distribution	24 December 2009
Payment date for December quarter distribution	31 December 2009

Share Registries

Australia	New Zealand
Ordinary shares on the main register, and Westpac SPS and Westpac SPS II	Ordinary shares on the New Zealand branch register
Link Market Services Limited	Link Market Services Limited
Level 12, 680 George Street	Level 16, Brookfields House, 19 Victoria Street
Sydney NSW 2000 Australia	Auckland 1010 New Zealand
Postal Address: Locked Bag A6015, Sydney South NSW 1235	Postal Address: P.O. Box 91976, Auckland 1030, New Zealand
Website: www.linkmarketservices.com.au	Website: www.linkmarketservices.com
Telephone: 1800 804 255 (toll free in Australia) International: +61 2 8280 7070	Telephone: 0800 002 727 (toll free in New Zealand) International: +64 9 375 5998

New York
Depositary in USA for American Depositary Receipts JP Morgan Chase Bank, N.A.
PO Box 64504
St Paul MN 55164-0504

USA
Website: www.adr.com Email: jpmorgan.adr@wellsfargo.com Telephone: + 1 800 990 1135 (toll free in US and Canada) International: + 1 651 453 2128

For further information contact:

Media:

David Lording, Head of Media Relations, +61 (0)2 8253 3510

Analysts and Investors:

Andrew Bowden, Head of Investor Relations, +61 (0)2 8253 4008

(1) Dividends will be converted to local currency at the ruling rate on the record date.

(2) Dates will be confirmed at the time of the 2009 final results.

(3) Details regarding the date of this meeting and the business to be dealt with, will be contained in the separate Notice of Meeting sent to Shareholders in November 2009.

GLOSSARY	US Interim Profit Announcement 2009

8.                                   GLOSSARY

SHAREHOLDER VALUE

Earnings per ordinary share	Net profit attributable to equity holders divided by the weighted average ordinary shares (statutory basis).

Weighted average ordinary shares (statutory)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group (‘Treasury shares’).

Fully franked dividends per ordinary share (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.

Dividend payout ratio - net profit

First Half 2009 based on actual aggregate dividend determined divided by total earnings. Second Half 2008 and First Half 2009 calculated based on dividend per share divided by earnings per weighted share.

Return on equity (ROE)	Net profit attributable to equity holders divided by average ordinary equity.

Average ordinary equity	Average total equity less average minority interests.

PRODUCTIVITY AND EFFICIENCY

Operating expenses	Operating expenses do not include impairment losses on loans.

Expense to income ratio	Operating expenses divided by net operating income.

Total banking group expense to income ratio

Total banking operating expenses divided by total banking operating revenue. Total banking business includes Westpac RBB, St.George RBB, WIB including Premium Business Group (excluding margin lending, Broking and PPM), Private Bank (part of BTFG), New Zealand banking operations, Pacific Bank and the Group Business Unit.

Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.

BUSINESS PERFORMANCE

Net interest spread	The difference between the average yield on all interest bearing assets and the average rate paid on interest bearing liabilities.

Net interest margin	The net interest spread plus the benefit of net non-interest bearing liabilities and equity.

Average interest earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.

Average interest bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.

Business Unit Margin	Net interest income (excluding capital benefit) for a business unit as a percentage of the average interest earning assets for that business unit.

GLOSSARY	US Interim Profit Announcement 2009

CAPITAL ADEQUACY

Total capital ratio	Total regulatory capital as defined by APRA divided by risk weighted assets.
Tier 1 capital ratio	Total Tier 1 capital as defined by APRA divided by risk weighted assets.
Risk Weighted Assets (RWA)

Assets (both on and off-balance sheet) of Westpac are assigned within a certain category, amounts included in these categories are multiplied by a risk weighting, and with the resulting weighted values added together to arrive at total risk weighted assets.

Credit Risk Weighted Assets

Credit risk weighted assets represent risk weighted assets (on-balance sheet and off-balance sheet) that relate to credit exposures and therefore exclude equity risk, market risk, operational risk, interest rate risk in the banking book and other assets. Note 19 in Section 5 provides a breakdown of risk weighted assets between credit risk weighted assets and other risk weighted assets.

ASSET QUALITY

Individually assessed provisions (IAPs)

Provisions raised for losses that have already been incurred on loans that are known to be impaired and are individually significant. The estimated losses on these impaired loans will be based on expected future cash flows discounted to their present value and as this discount unwinds, interest will be recognised in the statement of financial performance.

Collectively assessed provisions (CAPs)

Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics. The size of the provision is an estimate of the losses already incurred and will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data.

Impaired assets

Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on a conservative assessment of the customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held:

•       Facilities 90 days or more past due, and not well secured — exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days;

•       Non-accrual assets — exposures with individually assessed impairment provisions held against them, excluding restructured loans;

•       Restructured assets — exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer;

•       Other assets acquired through security enforcement (includes other real estate owned) — includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and

•       Any other assets where the full collection of interest and principal is in doubt.

GLOSSARY	US Interim Profit Announcement 2009

90 days past due — well secured

Includes facilities where:

•       Contractual payments of interest and/or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; or

         An order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and

•       The estimated net realisable value of assets/security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, and interest is being taken to profit on an accrual basis.

These facilities, while in default, are not treated as impaired for accounting purposes.

Watchlist and Substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal.

Stressed loans	Stressed loans are Watchlist and Substandard, 90 days past due well secured and impaired assets.

Economic overlay provisions

Provisions, which form part of the collectively assessed provisions, that are based on changes in the economy, informed by movements in macro economic indicators on an industry, country and portfolio level, that are not otherwise reflected in the methodology in determining the overall collectively assessed provisions.

OTHER

Customer satisfaction	Refers to the proportion of people for whom Westpac is their main financial institution who rate their overall relationship with Westpac as ‘very satisfied’ or ‘fairly satisfied’.

Accounting reclassifications

Adjustments made for accounting treatments that have the effect of grossing up the income statement (primarily between income and tax expense/profits attributable to minority interest). Key reclassifications include gross ups for policyholder tax recoveries and the impact of Treasury shares. These adjustments have no impact on cash earnings.